Key metrics
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	244	303	41	(19)	495	1,143	(91)	–
Basic earnings/(loss) per share (CHF)	0.10	0.13	0.02	(23)	400	0.48	(0.04)	–
Diluted earnings/(loss) per share (CHF)	0.09	0.13	0.02	(31)	350	0.47	(0.04)	–
Return on equity attributable to shareholders (%)	2.2	3.0	0.4	–	–	3.6	(0.3)	–
Effective tax rate (%)	38.3	47.4	83.3	–	–	30.7	(42.9)	–
Core Results (CHF million, except where indicated)
Net revenues	5,227	5,479	5,561	(5)	(6)	16,446	16,211	1
Provision for credit losses	40	69	50	(42)	(20)	138	94	47
Total operating expenses	4,209	4,265	4,437	(1)	(5)	12,976	13,316	(3)
Income before taxes	978	1,145	1,074	(15)	(9)	3,332	2,801	19
Cost/income ratio (%)	80.5	77.8	79.8	–	–	78.9	82.1	–
Assets under management and net new assets (CHF billion)
Assets under management	1,344.8	1,307.3	1,254.2	2.9	7.2	1,344.8	1,254.2	7.2
Net new assets	(1.8)	12.1	11.6	–	–	34.7	33.5	3.6
Balance sheet statistics (CHF million)
Total assets	788,690	783,411	806,711	1	(2)	788,690	806,711	(2)
Net loans	275,853	273,865	274,606	1	0	275,853	274,606	0
Total shareholders' equity	43,858	43,493	44,276	1	(1)	43,858	44,276	(1)
Tangible shareholders' equity	38,924	38,625	39,359	1	(1)	38,924	39,359	(1)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	14.0	14.2	14.1	–	–	14.0	14.1	–
Look-through CET1 ratio (%)	13.2	13.3	12.0	–	–	13.2	12.0	–
Look-through CET1 leverage ratio (%)	3.8	3.8	3.4	–	–	3.8	3.4	–
Look-through Tier 1 leverage ratio (%)	5.2	5.2	4.6	–	–	5.2	4.6	–
Share information
Shares outstanding (million)	2,555.1	2,553.3	2,088.3	0	22	2,555.1	2,088.3	22
of which common shares issued	2,556.0	2,556.0	2,089.9	0	22	2,556.0	2,089.9	22
of which treasury shares	(0.9)	(2.7)	(1.6)	(67)	(44)	(0.9)	(1.6)	(44)
Book value per share (CHF)	17.17	17.03	21.20	1	(19)	17.17	21.20	(19)
Tangible book value per share (CHF)	15.23	15.13	18.85	1	(19)	15.23	18.85	(19)
Market capitalization (CHF million)	39,184	35,426	26,563	11	48	39,184	26,563	48
Number of employees (full-time equivalents)
Number of employees	46,720	46,230	47,690	1	(2)	46,720	47,690	(2)
See relevant tables for additional information on these metrics.

Financial Report 3Q17

Financial Report 3Q17
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,720 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
Global economic growth appeared to remain robust in 3Q17, while inflation was low. Global equity markets ended the quarter higher, with European bank stocks in particular performing well, and volatility was low. Major government bond yields were stable and the US dollar depreciated against most major currencies. Commodities performed strongly.
Economic environment
The US economy overall was robust during 3Q17, with consumer and business confidence measures continuing at the relatively high levels seen during the previous quarter. The devastating hurricane season caused some economic disruptions that may result in somewhat slower gross domestic product growth for 3Q17 compared to 2Q17. Core inflation showed some signs of stabilization during the quarter after the declines earlier in the year. In the Eurozone, business sentiment improved, suggesting that the robust growth rates of past quarters are sustainable. Among emerging markets, Chinese data may point to a slowdown in growth activity, while both Brazil and Russia continued their recoveries.
The US Federal Reserve (Fed) announced at its September meeting that it will start allowing its balance sheet to slowly shrink beginning in October 2017. The European Central Bank (ECB) left policy rates unchanged and in October announced that with respect to its asset purchase program it intends to decrease monthly purchases to EUR 30 billion from the beginning of 2018 until the end of September 2018 and may continue such purchases beyond this period if necessary. The Swiss National Bank (SNB) softened its language on the valuation of the Swiss franc, while the Bank of England (BoE) hinted at a rate hike in the coming months. Among major emerging markets, policy rates were lowered in Russia, Brazil and India during the quarter.
During 3Q17, global equities showed further positive momentum (refer to the charts under “Equity markets”), due to positive revisions to earnings estimates. Among developed markets, US and European equities slightly outperformed global equity markets while Australian and UK equity markets underperformed. Emerging market equities continued to outperform developed markets as they benefited from the US dollar weakening. Oil and commodity exporting emerging markets such as Russia and Brazil outperformed due to the recovery in commodity prices in general, and oil prices in particular. Among sectors, materials, energy and IT were the top performers while consumer staples was the worst underperformer and the only sector posting a negative performance in 3Q17. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), reached its highest year-to-date level in August, but ended the quarter at a low level. The Credit Suisse Hedge Fund Index increased 1.8% in 3Q17.
In fixed income, US dollar and euro long-dated government bond yields ended 3Q17 broadly unchanged compared to 2Q17. With credit spreads drifting lower, bond index returns were mostly positive with high yield bonds outperforming the general market. In US dollar rates, the yield curve marginally flattened (i.e., the 10-year vs. 2-year yield on US treasuries) on the expectation of a continued subdued inflation environment. In euro rates, the German Bund curve steepened slightly, reflecting higher inflation expectations and a potential ECB tapering of its quantitative easing program. In credit markets, corporate bond spreads tightened, supported by loose financing conditions and a general positive economic backdrop. Emerging market sovereign bond spreads also narrowed reflecting the continued improved economic environment.

Emerging market hard currency bonds outperformed global high-yield bonds. In US dollar terms, emerging market local currency bonds performed even better due to strong currency gains, despite lower returns towards the end of 3Q17 as the US dollar regained some strength in September.
The US dollar depreciated against most major currencies in 3Q17 as weaker-than-anticipated US inflation weighed on interest rate expectations. The euro as well as Norwegian and Swedish krona were among the strongest currencies, benefitting from strong European economic growth. The British pound also appreciated. The Swiss franc was among the weakest currencies, depreciating both against the euro and US dollar, partly due to the reversal of safe-haven flows of capital, reflecting reduced economic and political risks in the Eurozone. In emerging markets, the South African rand was among the weakest currencies while the Brazilian real was one of the strongest currencies.
The Credit Suisse Commodities Benchmark more than reversed the losses suffered in 2Q17, gaining 7.9% in 3Q17. Energy was the strongest sector followed by base metals, which benefited from improved Chinese industrial activity. Precious metals lost some of their initial gains later in the quarter, but ended the quarter 3.9% higher compared to 2Q17. Agricultural prices continued to underperform amid favorable crop conditions through the summer.

Market volumes (growth in %)
	Global			Europe
end of 3Q17	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(17)	4		(20)	10
Announced mergers and acquisitions [2]	4	6		(12)	37
Completed mergers and acquisitions [2]	(3)	(6)		(29)	(15)
Equity underwriting [2]	(16)	(1)		(32)	62
Debt underwriting [2]	3	(3)		(26)	(13)
Syndicated lending – investment grade [2]	(32)	(14)	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 9M17 vs 9M16.
Sector environment
European bank stocks generally outperformed global stocks in 3Q17 and ended the quarter almost 5% higher. North American bank stocks also posted positive returns, slightly outperforming the global stock market (refer to the charts under “Equity markets”).
In private banking, market conditions remained challenging in light of political and economic uncertainty and the persistence of the low interest rate environment. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes and tax regularization initiatives. In 3Q17, the industry experienced supportive equity markets, maintained a long-term fundamental growth trend and saw the continued pursuit of new opportunities and efficiencies arising from digital technology.
In investment banking, equity trading volumes decreased globally and in Europe compared to 2Q17. Compared to 3Q16, equity trading volumes increased globally and in Europe. Announced mergers and acquisitions (M&A) increased globally compared to 2Q17 and compared to 3Q16. In Europe, announced M&A decreased compared to 2Q17 and increased compared to 3Q16. Completed M&A decreased globally and in Europe compared to 2Q17 and 3Q16. Global equity underwriting volumes were lower compared to 2Q17 and compared to 3Q16. European equity underwriting volumes were lower compared to 2Q17, but significantly higher compared to 3Q16. Global debt underwriting volumes increased compared to 2Q17 and decreased compared to 3Q16. European debt underwriting volumes were lower compared to 2Q17 and 3Q16. Compared to 2Q17 and 3Q16, total US fixed income trading volumes were lower, mainly driven by a decrease in treasury volumes.

Credit Suisse
In 3Q17, we recorded net income attributable to shareholders of CHF 244 million. Diluted earnings per share were CHF 0.09 and return on equity attributable to shareholders was 2.2%. As of the end of 3Q17, our BIS CET1 ratio was 13.2% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net interest income	1,622	1,737	1,930	(7)	(16)	4,992	5,940	(16)
Commissions and fees	2,762	2,905	2,680	(5)	3	8,713	8,151	7
Trading revenues	320	237	232	35	38	1,131	55	–
Other revenues	268	326	554	(18)	(52)	875	996	(12)
Net revenues	4,972	5,205	5,396	(4)	(8)	15,711	15,142	4
Provision for credit losses	32	82	55	(61)	(42)	167	177	(6)
Compensation and benefits	2,451	2,542	2,674	(4)	(8)	7,651	7,890	(3)
General and administrative expenses	1,630	1,580	1,978	3	(18)	4,858	5,586	(13)
Commission expenses	347	350	322	(1)	8	1,065	1,061	0
Restructuring expenses	112	69	145	62	(23)	318	491	(35)
Total other operating expenses	2,089	1,999	2,445	5	(15)	6,241	7,138	(13)
Total operating expenses	4,540	4,541	5,119	0	(11)	13,892	15,028	(8)
Income/(loss) before taxes	400	582	222	(31)	80	1,652	(63)	–
Income tax expense	153	276	185	(45)	(17)	507	27	–
Net income/(loss)	247	306	37	(19)	–	1,145	(90)	–
Net income/(loss) attributable to noncontrolling interests	3	3	(4)	0	–	2	1	100
Net income/(loss) attributable to shareholders	244	303	41	(19)	495	1,143	(91)	–
Statement of operations metrics (%)
Return on regulatory capital	3.5	5.1	1.8	–	–	4.8	(0.2)	–
Cost/income ratio	91.3	87.2	94.9	–	–	88.4	99.2	–
Effective tax rate	38.3	47.4	83.3	–	–	30.7	(42.9)	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.10	0.13	0.02	(23)	400	0.48	(0.04)	–
Diluted earnings/(loss) per share	0.09	0.13	0.02	(31)	350	0.47	(0.04)	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	2.2	3.0	0.4	–	–	3.6	(0.3)	–
Return on tangible equity attributable to shareholders [1]	2.5	3.4	0.4	–	–	4.1	(0.3)	–
Balance sheet statistics (CHF million)
Total assets	788,690	783,411	806,711	1	(2)	788,690	806,711	(2)
Risk-weighted assets [2]	265,012	259,337	270,462	2	(2)	265,012	270,462	(2)
Leverage exposure [2]	908,967	906,194	948,744	0	(4)	908,967	948,744	(4)
Number of employees (full-time equivalents)
Number of employees	46,720	46,230	47,690	1	(2)	46,720	47,690	(2)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
In 3Q17, Credit Suisse reported net income attributable to shareholders of CHF 244 million compared to CHF 303 million in 2Q17 and CHF 41 million in 3Q16.
Net revenues of CHF 4,972 million decreased 4% compared to 2Q17, primarily reflecting lower net revenues in Global Markets and Swiss Universal Bank, partially offset by higher net revenues in the Corporate Center. The decrease in net revenues in Global Markets was primarily due to less favorable market conditions across its trading and underwriting businesses. The decrease in net revenues in Swiss Universal Bank was primarily driven by seasonally lower transaction-based revenues. The higher revenues in the Corporate Center reflected movements in treasury results, which also reflected the impact of a valuation methodology change.
Net revenues decreased 8% compared to 3Q16, primarily reflecting lower net revenues in Swiss Universal Bank and Global Markets and increased negative net revenues in the Strategic Resolution Unit, partially offset by increased net revenues in International Wealth Management. The decrease in net revenues in Swiss Universal Bank was mainly due to gains on the sale of real estate of CHF 346 million in 3Q16, partially offset by higher transaction-based revenues. Net revenues in Global Markets decreased compared to 3Q16 results, which had benefited from more favorable market conditions. The increase in the Strategic Resolution Unit’s negative net revenues was primarily driven by a reduction in fee-based revenues as a result of accelerated business exits and higher exit losses related to the sale of legacy asset management positions, partially offset by lower overall funding costs. The increase in net revenues in International Wealth Management reflected higher revenues across all revenue categories.
Provision for credit losses of CHF 32 million primarily related to a net provision for credit losses of CHF 14 million in Swiss Universal Bank, CHF 12 million in Investment Banking & Capital Markets, CHF 6 million in Global Markets and CHF 5 million in Asia Pacific, partially offset by a release of provision for credit losses of CHF 8 million in the Strategic Resolution Unit.
Total operating expenses of CHF 4,540 million were stable compared to 2Q17, reflecting a 3% increase in general and administrative expenses and a 62% increase in restructuring expenses, offset by a 4% decrease in compensation and benefits. In 3Q17, we incurred CHF 112 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 99 million were compensation and benefits-related expenses.
Total operating expenses decreased 11% compared to 3Q16, primarily reflecting an 18% decrease in general and administrative expenses, mainly relating to lower litigation provisions and professional fees, an 8% decrease in compensation and benefits and a 23% decrease in restructuring expenses.
Income tax expense of CHF 153 million recorded in 3Q17 mainly reflected the impact of the geographical mix of results and the impact from recognizing tax contingency accruals, partially offset by the impact of a re-assessment of a previously taken tax position relating to the deductibility of funding costs. Overall, net deferred tax assets decreased CHF 79 million to CHF 7,232 million, mainly driven by earnings, partially offset by a foreign exchange impact. Deferred tax assets on net operating losses decreased CHF 121 million to CHF 2,666 million during 3Q17. The Credit Suisse effective tax rate was 38.3% in 3Q17, compared to 47.4% in 2Q17.
> Refer to “Note 22 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
3Q17 (CHF million)
Net revenues	1,319	1,262	890	1,262	457	37	5,227	(255)	4,972
Provision for credit losses	14	3	5	6	12	0	40	(8)	32
Compensation and benefits	462	543	397	568	293	103	2,366	85	2,451
Total other operating expenses	417	361	270	617	117	61	1,843	246	2,089
of which general and administrative expenses	340	285	195	451	99	44	1,414	216	1,630
of which restructuring expenses	13	16	10	27	16	9	91	21	112
Total operating expenses	879	904	667	1,185	410	164	4,209	331	4,540
Income/(loss) before taxes	426	355	218	71	35	(127)	978	(578)	400
Return on regulatory capital (%)	13.2	26.9	16.8	2.0	5.2	–	9.3	–	3.5
Cost/income ratio (%)	66.6	71.6	74.9	93.9	89.7	–	80.5	–	91.3
Total assets	228,647	88,692	95,919	239,910	20,477	65,636	739,281	49,409	788,690
Goodwill	606	1,540	1,485	456	628	0	4,715	0	4,715
Risk-weighted assets [1]	64,519	37,217	31,237	55,993	19,486	20,718	229,170	35,842	265,012
Leverage exposure [1]	256,207	93,455	106,128	281,531	42,794	63,467	843,582	65,385	908,967
2Q17 (CHF million)
Net revenues	1,405	1,264	848	1,517	511	(66)	5,479	(274)	5,205
Provision for credit losses	36	8	(1)	12	13	1	69	13	82
Compensation and benefits	466	556	387	629	303	107	2,448	94	2,542
Total other operating expenses	401	335	274	619	117	71	1,817	182	1,999
of which general and administrative expenses	327	265	199	460	104	61	1,416	164	1,580
of which restructuring expenses	(4)	7	11	32	10	2	58	11	69
Total operating expenses	867	891	661	1,248	420	178	4,265	276	4,541
Income/(loss) before taxes	502	365	188	257	78	(245)	1,145	(563)	582
Return on regulatory capital (%)	15.5	28.3	14.4	7.4	12.0	–	10.9	–	5.1
Cost/income ratio (%)	61.7	70.5	77.9	82.3	82.2	–	77.8	–	87.2
Total assets	235,562	89,163	90,948	228,858	20,973	63,480	728,984	54,427	783,411
Goodwill	602	1,523	1,473	452	623	0	4,673	0	4,673
Risk-weighted assets [1]	64,426	36,515	32,293	51,333	18,648	18,021	221,236	38,101	259,337
Leverage exposure [1]	260,479	93,107	101,583	276,483	43,073	59,858	834,583	71,611	906,194
3Q16 (CHF million)
Net revenues	1,667	1,081	917	1,357	467	72	5,561	(165)	5,396
Provision for credit losses	30	0	34	(5)	(9)	0	50	5	55
Compensation and benefits	474	513	413	642	313	185	2,540	134	2,674
Total other operating expenses	405	323	318	633	124	94	1,897	548	2,445
of which general and administrative expenses	320	256	224	466	109	89	1,464	514	1,978
of which restructuring expenses	19	15	23	52	15	0	124	21	145
Total operating expenses	879	836	731	1,275	437	279	4,437	682	5,119
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	(852)	222
Return on regulatory capital (%)	24.7	20.5	11.3	2.5	6.1	–	10.4	–	1.8
Cost/income ratio (%)	52.7	77.3	79.7	94.0	93.6	–	79.8	–	94.9
Total assets	222,164	86,457	93,079	245,492	19,931	62,007	729,130	77,581	806,711
Goodwill	607	1,532	1,500	457	629	0	4,725	0	4,725
Risk-weighted assets [1]	65,571	33,457	32,264	51,127	18,019	16,756	217,194	53,268	270,462
Leverage exposure [1]	246,254	88,899	108,495	286,694	44,240	59,154	833,736	115,008	948,744
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
9M17 (CHF million)
Net revenues	4,078	3,747	2,619	4,388	1,574	40	16,446	(735)	15,711
Provision for credit losses	60	13	8	23	31	3	138	29	167
Compensation and benefits	1,380	1,655	1,208	1,887	944	310	7,384	267	7,651
Total other operating expenses	1,306	1,068	850	1,833	337	198	5,592	649	6,241
of which general and administrative expenses	1,023	832	614	1,349	304	149	4,271	587	4,858
of which restructuring expenses	61	59	40	79	28	12	279	39	318
Total operating expenses	2,686	2,723	2,058	3,720	1,281	508	12,976	916	13,892
Income/(loss) before taxes	1,332	1,011	553	645	262	(471)	3,332	(1,680)	1,652
Return on regulatory capital (%)	13.8	26.1	13.9	6.1	13.2	–	10.5	–	4.8
Cost/income ratio (%)	65.9	72.7	78.6	84.8	81.4	–	78.9	–	88.4
9M16 (CHF million)
Net revenues	4,360	3,399	2,735	4,232	1,398	87	16,211	(1,069)	15,142
Provision for credit losses	45	14	15	1	20	(1)	94	83	177
Compensation and benefits	1,440	1,554	1,236	2,091	908	155	7,384	506	7,890
Total other operating expenses	1,232	1,041	862	2,097	358	342	5,932	1,206	7,138
of which general and administrative expenses	959	827	617	1,526	323	298	4,550	1,036	5,586
of which restructuring expenses	63	38	34	202	34	0	371	120	491
Total operating expenses	2,672	2,595	2,098	4,188	1,266	497	13,316	1,712	15,028
Income/(loss) before taxes	1,643	790	622	43	112	(409)	2,801	(2,864)	(63)
Return on regulatory capital (%)	18.0	22.2	15.9	0.4	6.4	–	9.1	–	(0.2)
Cost/income ratio (%)	61.3	76.3	76.7	99.0	90.6	–	82.1	–	99.2
Core Results
In 3Q17, Core Results net revenues of CHF 5,227 million decreased 5% compared to 2Q17, primarily reflecting lower net revenues in Global Markets and Swiss Universal Bank, partially offset by higher net revenues in the Corporate Center. Provision for credit losses was CHF 40 million, primarily related to a net provision for credit losses of CHF 14 million in Swiss Universal Bank, CHF 12 million in Investment Banking & Capital Markets, CHF 6 million in Global Markets and CHF 5 million in Asia Pacific. Total operating expenses of CHF 4,209 million decreased slightly compared to 2Q17, mainly reflecting a 3% decrease in compensation and benefits, partially offset by an increase in restructuring expenses. Compared to 2Q17, restructuring expenses of CHF 91 million increased 57%, primarily in Swiss Universal Bank and International Wealth Management.
Core Results net revenues decreased 6% compared to 3Q16, primarily reflecting lower net revenues in Swiss Universal Bank and Global Markets, partially offset by an increase in International Wealth Management. Total operating expenses decreased 5% compared to 3Q16, primarily reflecting a 7% decrease in compensation and benefits, a 3% decrease in general and administrative expenses and a 27% decrease in restructuring expenses.

Reconciliation of adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
3Q17
Net revenues	1,319	1,262	890	1,262	457	37	5,227	(255)	4,972
Provision for credit losses	14	3	5	6	12	0	40	(8)	32
Total operating expenses	879	904	667	1,185	410	164	4,209	331	4,540
Restructuring expenses	(13)	(16)	(10)	(27)	(16)	(9)	(91)	(21)	(112)
Major litigation provisions	(9)	(11)	0	0	0	0	(20)	(88)	(108)
Total operating expenses adjusted	857	877	657	1,158	394	155	4,098	222	4,320
Income/(loss) before taxes	426	355	218	71	35	(127)	978	(578)	400
Total adjustments	22	27	10	27	16	9	111	109	220
Adjusted income/(loss) before taxes	448	382	228	98	51	(118)	1,089	(469)	620
Adjusted return on regulatory capital (%)	13.9	28.9	17.6	2.8	7.6	–	10.4	–	5.5
2Q17
Net revenues	1,405	1,264	848	1,517	511	(66)	5,479	(274)	5,205
Provision for credit losses	36	8	(1)	12	13	1	69	13	82
Total operating expenses	867	891	661	1,248	420	178	4,265	276	4,541
Restructuring expenses	4	(7)	(11)	(32)	(10)	(2)	(58)	(11)	(69)
Major litigation provisions	(6)	(6)	0	0	0	0	(12)	(21)	(33)
Total operating expenses adjusted	865	878	650	1,216	410	176	4,195	244	4,439
Income/(loss) before taxes	502	365	188	257	78	(245)	1,145	(563)	582
Total adjustments	2	13	11	32	10	2	70	32	102
Adjusted income/(loss) before taxes	504	378	199	289	88	(243)	1,215	(531)	684
Adjusted return on regulatory capital (%)	15.6	29.3	15.3	8.3	13.5	–	11.5	–	5.9
3Q16
Net revenues	1,667	1,081	917	1,357	467	72	5,561	(165)	5,396
Real estate gains	(346)	0	0	0	0	0	(346)	0	(346)
Net revenues adjusted	1,321	1,081	917	1,357	467	72	5,215	(165)	5,050
Provision for credit losses	30	0	34	(5)	(9)	0	50	5	55
Total operating expenses	879	836	731	1,275	437	279	4,437	682	5,119
Restructuring expenses	(19)	(15)	(23)	(52)	(15)	0	(124)	(21)	(145)
Major litigation provisions	0	19	0	(7)	0	0	12	(318)	(306)
Total operating expenses adjusted	860	840	708	1,216	422	279	4,325	343	4,668
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	(852)	222
Total adjustments	(327)	(4)	23	59	15	0	(234)	339	105
Adjusted income/(loss) before taxes	431	241	175	146	54	(207)	840	(513)	327
Adjusted return on regulatory capital (%)	14.0	20.1	12.9	4.1	8.6	–	8.1	–	2.7
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
9M17
Net revenues	4,078	3,747	2,619	4,388	1,574	40	16,446	(735)	15,711
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	4,078	3,747	2,619	4,388	1,574	63	16,469	(773)	15,696
Provision for credit losses	60	13	8	23	31	3	138	29	167
Total operating expenses	2,686	2,723	2,058	3,720	1,281	508	12,976	916	13,892
Restructuring expenses	(61)	(59)	(40)	(79)	(28)	(12)	(279)	(39)	(318)
Major litigation provisions	(42)	(17)	0	0	0	0	(59)	(179)	(238)
Total operating expenses adjusted	2,583	2,647	2,018	3,641	1,253	496	12,638	698	13,336
Income/(loss) before taxes	1,332	1,011	553	645	262	(471)	3,332	(1,680)	1,652
Total adjustments	103	76	40	79	28	35	361	180	541
Adjusted income/(loss) before taxes	1,435	1,087	593	724	290	(436)	3,693	(1,500)	2,193
Adjusted return on regulatory capital (%)	14.9	28.0	15.0	6.9	14.6	–	11.7	–	6.3
9M16
Net revenues	4,360	3,399	2,735	4,232	1,398	87	16,211	(1,069)	15,142
Real estate gains	(346)	0	0	0	0	0	(346)	0	(346)
(Gains)/losses on business sales	0	0	0	0	0	52	52	4	56
Net revenues adjusted	4,014	3,399	2,735	4,232	1,398	139	15,917	(1,065)	14,852
Provision for credit losses	45	14	15	1	20	(1)	94	83	177
Total operating expenses	2,672	2,595	2,098	4,188	1,266	497	13,316	1,712	15,028
Restructuring expenses	(63)	(38)	(34)	(202)	(34)	0	(371)	(120)	(491)
Major litigation provisions	0	19	0	(7)	0	0	12	(318)	(306)
Total operating expenses adjusted	2,609	2,576	2,064	3,979	1,232	497	12,957	1,274	14,231
Income/(loss) before taxes	1,643	790	622	43	112	(409)	2,801	(2,864)	(63)
Total adjustments	(283)	19	34	209	34	52	65	442	507
Adjusted income/(loss) before taxes	1,360	809	656	252	146	(357)	2,866	(2,422)	444
Adjusted return on regulatory capital (%)	14.9	22.7	16.7	2.4	8.3	–	9.3	–	1.2
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	3Q17								2Q17	3Q16
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	727	870	400		–	–	–	1,997	2,065	2,188
of which net interest income	421	367	144		–	–	–	932	929	898
of which recurring	205	300	97		–	–	–	602	598	556
of which transaction-based	101	203	159		–	–	–	463	537	389
Provision for credit losses	9	3	(1)		–	–	–	11	13	50
Total operating expenses	512	615	261		–	–	–	1,388	1,384	1,357
Income before taxes	206	252	140		–	–	–	598	668	781
Related to corporate & institutional banking
Net revenues	592	–	–		–	–	–	592	672	614
of which net interest income	303	–	–		–	–	–	303	309	311
of which recurring	149	–	–		–	–	–	149	161	156
of which transaction-based	161	–	–		–	–	–	161	207	160
Provision for credit losses	5	–	–		–	–	–	5	25	18
Total operating expenses	367	–	–		–	–	–	367	367	364
Income before taxes	220	–	–		–	–	–	220	280	232
Related to investment banking
Net revenues	–	–	490		1,262	457	–	2,209	2,471	2,395
of which fixed income sales and trading	–	–	80		698	–	–	778	912	904
of which equity sales and trading	–	–	262		383	–	–	645	689	650
of which underwriting and advisory	–	–	148	[1]	240	478	–	866	931	891
Provision for credit losses	–	–	6		6	12	–	24	30	(18)
Total operating expenses	–	–	406		1,185	410	–	2,001	2,067	2,194
Income before taxes	–	–	78		71	35	–	184	374	219
Related to asset management
Net revenues	–	392	–		–	–	–	392	337	292
Total operating expenses	–	289	–		–	–	–	289	269	243
Income before taxes	–	103	–		–	–	–	103	68	49
Related to corporate center
Net revenues	–	–	–		–	–	37	37	(66)	72
Provision for credit losses	–	–	–		–	–	0	0	1	0
Total operating expenses	–	–	–		–	–	164	164	178	279
Loss before taxes	–	–	–		–	–	(127)	(127)	(245)	(207)
Total
Net revenues	1,319	1,262	890		1,262	457	37	5,227	5,479	5,561
Provision for credit losses	14	3	5		6	12	0	40	69	50
Total operating expenses	879	904	667		1,185	410	164	4,209	4,265	4,437
Income/(loss) before taxes	426	355	218		71	35	(127)	978	1,145	1,074
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Core Results by business activity (continued)
in	9M17								9M16
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	2,171	2,680	1,216		–	–	–	6,067	5,964
of which net interest income	1,242	1,069	473		–	–	–	2,784	2,631
of which recurring	604	892	281		–	–	–	1,777	1,655
of which transaction-based	324	718	462		–	–	–	1,504	1,351
Provision for credit losses	32	13	(3)		–	–	–	42	66
Total operating expenses	1,550	1,879	791		–	–	–	4,220	4,096
Income before taxes	589	788	428		–	–	–	1,805	1,802
Related to corporate & institutional banking
Net revenues	1,907	–	–		–	–	–	1,907	1,851
of which net interest income	925	–	–		–	–	–	925	899
of which recurring	475	–	–		–	–	–	475	464
of which transaction-based	548	–	–		–	–	–	548	525
Provision for credit losses	28	–	–		–	–	–	28	16
Total operating expenses	1,136	–	–		–	–	–	1,136	1,114
Income before taxes	743	–	–		–	–	–	743	721
Related to investment banking
Net revenues	–	–	1,403		4,388	1,574	–	7,365	7,363
of which fixed income sales and trading	–	–	239		2,375	–	–	2,614	2,532
of which equity sales and trading	–	–	684		1,372	–	–	2,056	2,532
of which underwriting and advisory	–	–	480	[1]	801	1,618	–	2,899	2,558
Provision for credit losses	–	–	11		23	31	–	65	13
Total operating expenses	–	–	1,267		3,720	1,281	–	6,268	6,840
Income before taxes	–	–	125		645	262	–	1,032	510
Related to asset management
Net revenues	–	1,067	–		–	–	–	1,067	946
Total operating expenses	–	844	–		–	–	–	844	769
Income before taxes	–	223	–		–	–	–	223	177
Related to corporate center
Net revenues	–	–	–		–	–	40	40	87
Provision for credit losses	–	–	–		–	–	3	3	(1)
Total operating expenses	–	–	–		–	–	508	508	497
Loss before taxes	–	–	–		–	–	(471)	(471)	(409)
Total
Net revenues	4,078	3,747	2,619		4,388	1,574	40	16,446	16,211
Provision for credit losses	60	13	8		23	31	3	138	94
Total operating expenses	2,686	2,723	2,058		3,720	1,281	508	12,976	13,316
Income/(loss) before taxes	1,332	1,011	553		645	262	(471)	3,332	2,801
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

employees and other HEADCOUNT
There were 46,720 Group employees as of the end of 3Q17, an increase of 490 compared to 2Q17, primarily reflecting seasonal graduate hiring as well a transfer of contractors to employees, primarily in International Wealth Management, Global Markets and Investment Banking & Capital Markets. The number of outsourced roles, contractors and consultants decreased by 80 compared to 2Q17.
Employees and other headcount
end of	3Q17	2Q17	3Q16
Employees (full-time equivalents)
Swiss Universal Bank	12,600	12,610	13,440
International Wealth Management	10,110	9,930	10,350
Asia Pacific	7,050	7,000	7,140
Global Markets	11,760	11,620	11,680
Investment Banking & Capital Markets	3,260	3,130	2,910
Strategic Resolution Unit	1,640	1,640	1,840
Corporate Center	300	300	330
Total employees	46,720	46,230	47,690
Other headcount
Outsourced roles, contractors and consultants	22,010	22,090	25,060
Total employees and other headcount	68,730	68,320	72,750
Regulatory capital
As of the end of 3Q17, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.2% and our risk-weighted assets (RWA) were CHF 265.0 billion, both on a look-through basis.
Effective July 1, 2017, the Swiss Financial Market Supervisory Authority FINMA (FINMA) has imposed an add-on to our risk-weighted assets relating to operational risk, primarily in respect of our residential mortgage-backed securities (RMBS) settlements. The add-on was CHF 5.2 billion in 3Q17, primarily in respect of the settlement with the US Department of Justice in January 2017 regarding our legacy RMBS business. Separately, Credit Suisse has approached FINMA with a request to review the appropriateness of the level of the operational risk RWA in the Strategic Resolution Unit given the progress in reducing the size of the division over the last seven quarters, with the aim of aligning reductions to the accelerated closure of the Strategic Resolution Unit by the end of 2018. This is still under discussion with FINMA.
As a consequence of the RMBS settlements with the National Credit Union Administration Board in May 2017 and with Massachusetts Mutual Life Insurance Company in September 2017, additional FINMA-imposed add-ons to our risk-weighted assets of CHF 3.2 billion and CHF 0.6 billion, respectively, are expected to be recognized in 4Q17.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
International Trading Solutions
Effective July 1, 2017, the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services to private and institutional clients across the three divisions. These services are now managed as a single business within the Global Markets division, referred to as International Trading Solutions (ITS). ITS is expected to provide aligned market strategies, significant cost synergies and enhanced client focus.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 3Q17, 39% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 3Q17, total assets at fair value recorded as level 3 of CHF 17.6 billion were stable compared to the end of 2Q17, primarily reflecting net settlements, mainly in loans and loans held-for-sale, offset by net purchases, mainly in trading assets, and a foreign exchange translation impact, mainly in trading assets, loans held-for-sale and loans.
As of the end of 3Q17, our level 3 assets comprised 2% of total assets and 6% of total assets measured at fair value, unchanged from 2Q17.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Evolution of legal entity structure
The global service company initiative has continued to make progress in 3Q17 in evolving the legal entity structure of the bank and ensuring continued provision of critical services for the Group in case of a resolution event. A branch of Credit Suisse Services AG has been registered in Singapore as Credit Suisse Services AG, Singapore Branch, which is expected to become operational in 2018.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
In September 2017, the Fed and the Federal Deposit Insurance Corporation each issued final rules that substantially implement their respective proposed rules designed to improve the resolvability of US headquartered global systematically important banks (G-SIBs) and the US operations of non-US G-SIBs, such as our US operations. Covered “qualified financial contracts” must be conformed to the rules' requirements starting January 1, 2019, with full compliance by January 1, 2020. The Office of the Comptroller of the Currency is expected to issue parallel final rules as well.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2016 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 3Q17, we reported income before taxes of CHF 426 million and net revenues of CHF 1,319 million. Income before taxes was 15% lower compared to 2Q17 and 44% lower compared to 3Q16, which included significant gains on the sale of real estate.
results summary
3Q17 results
In 3Q17, we reported income before taxes of CHF 426 million and net revenues of CHF 1,319 million. Compared to 2Q17, net revenues were 6% lower, primarily driven by seasonally lower transaction-based revenues. Provision for credit losses was CHF 14 million compared to CHF 36 million in 2Q17. Total operating expenses were stable compared to 2Q17, primarily reflecting higher restructuring expenses and general and administrative expenses, offset by lower commission expenses.
Compared to 3Q16, net revenues were 21% lower, mainly due to gains on the sale of real estate of CHF 346 million in 3Q16, partially offset by higher transaction-based revenues. Provision for credit losses was CHF 14 million compared to CHF 30 million in 3Q16. Total operating expenses were stable compared to 3Q16, reflecting higher general and administrative expenses, offset by slightly lower compensation and benefits and lower restructuring expenses.
Adjusted income before taxes of CHF 448 million was 11% lower and 4% higher compared to 2Q17 and 3Q16, respectively.
Capital and leverage metrics
As of the end of 3Q17, we reported risk-weighted assets of CHF 64.5 billion, stable compared to the end of 2Q17. An increase from methodology and policy changes reflecting the phase-in of the Swiss mortgage multipliers was offset by favorable interest rate movements on our derivatives portfolio. Leverage exposure was CHF 256.2 billion, reflecting a slight decrease of CHF 4.3 billion compared to the end of 2Q17, driven by lower high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	1,319	1,405	1,667	(6)	(21)	4,078	4,360	(6)
Provision for credit losses	14	36	30	(61)	(53)	60	45	33
Compensation and benefits	462	466	474	(1)	(3)	1,380	1,440	(4)
General and administrative expenses	340	327	320	4	6	1,023	959	7
Commission expenses	64	78	66	(18)	(3)	222	210	6
Restructuring expenses	13	(4)	19	–	(32)	61	63	(3)
Total other operating expenses	417	401	405	4	3	1,306	1,232	6
Total operating expenses	879	867	879	1	0	2,686	2,672	1
Income before taxes	426	502	758	(15)	(44)	1,332	1,643	(19)
Statement of operations metrics (%)
Return on regulatory capital	13.2	15.5	24.7	–	–	13.8	18.0	–
Cost/income ratio	66.6	61.7	52.7	–	–	65.9	61.3	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,464	5,651	5,649	(3)	(3)	5,602	5,507	2
Pre-tax return on average economic risk capital (%)	31.1	35.5	53.6	–	–	31.7	39.8	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,600	12,610	13,440	0	(6)	12,600	13,440	(6)
Number of relationship managers	1,850	1,860	1,980	(1)	(7)	1,850	1,980	(7)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Net revenue detail (CHF million)
Private Clients	727	733	1,053	(1)	(31)	2,171	2,509	(13)
Corporate & Institutional Clients	592	672	614	(12)	(4)	1,907	1,851	3
Net revenues	1,319	1,405	1,667	(6)	(21)	4,078	4,360	(6)
Net revenue detail (CHF million)
Net interest income	724	717	724	1	0	2,167	2,139	1
Recurring commissions and fees	354	363	361	(2)	(2)	1,079	1,068	1
Transaction-based revenues	262	330	249	(21)	5	872	842	4
Other revenues	(21)	(5)	333	320	–	(40)	311	–
Net revenues	1,319	1,405	1,667	(6)	(21)	4,078	4,360	(6)
Provision for credit losses (CHF million)
New provisions	36	52	45	(31)	(20)	126	104	21
Releases of provisions	(22)	(16)	(15)	38	47	(66)	(59)	12
Provision for credit losses	14	36	30	(61)	(53)	60	45	33
Balance sheet statistics (CHF million)
Total assets	228,647	235,562	222,164	(3)	3	228,647	222,164	3
Net loans	165,221	165,435	166,910	0	(1)	165,221	166,910	(1)
of which Private Clients	110,729	110,426	109,944	0	1	110,729	109,944	1
Risk-weighted assets	64,519	64,426	65,571	0	(2)	64,519	65,571	(2)
Leverage exposure	256,207	260,479	246,254	(2)	4	256,207	246,254	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Adjusted results (CHF million)
Net revenues	727	733	1,053	592	672	614	1,319	1,405	1,667
Real estate gains	0	0	(346)	0	0	0	0	0	(346)
Adjusted net revenues	727	733	707	592	672	614	1,319	1,405	1,321
Provision for credit losses	9	11	12	5	25	18	14	36	30
Total operating expenses	512	500	515	367	367	364	879	867	879
Restructuring expenses	(9)	2	(16)	(4)	2	(3)	(13)	4	(19)
Major litigation provisions	(2)	(2)	0	(7)	(4)	0	(9)	(6)	0
Adjusted total operating expenses	501	500	499	356	365	361	857	865	860
Income before taxes	206	222	526	220	280	232	426	502	758
Total adjustments	11	0	(330)	11	2	3	22	2	(327)
Adjusted income before taxes	217	222	196	231	282	235	448	504	431
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.9	15.6	14.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M17	9M16	9M17	9M16	9M17	9M16
Adjusted results (CHF million)
Net revenues	2,171	2,509	1,907	1,851	4,078	4,360
Real estate gains	0	(346)	0	0	0	(346)
Adjusted net revenues	2,171	2,163	1,907	1,851	4,078	4,014
Provision for credit losses	32	29	28	16	60	45
Total operating expenses	1,550	1,558	1,136	1,114	2,686	2,672
Restructuring expenses	(54)	(54)	(7)	(9)	(61)	(63)
Major litigation provisions	(4)	0	(38)	0	(42)	0
Adjusted total operating expenses	1,492	1,504	1,091	1,105	2,583	2,609
Income before taxes	589	922	743	721	1,332	1,643
Total adjustments	58	(292)	45	9	103	(283)
Adjusted income before taxes	647	630	788	730	1,435	1,360
Adjusted return on regulatory capital (%)	–	–	–	–	14.9	14.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private clients
Results
Income before taxes of CHF 206 million was 7% lower compared to 2Q17, primarily due to slightly higher total operating expenses with stable net revenues. Compared to 3Q16, income before taxes was significantly lower, primarily reflecting the gains on the sale of real estate of CHF 346 million in 3Q16. Adjusted income before taxes of CHF 217 million was slightly lower compared to 2Q17 and increased 11% compared to 3Q16.
Net revenues
Compared to 2Q17, net revenues of CHF 727 million were stable with lower transaction-based revenues, offset by slightly higher net interest income. Transaction-based revenues of CHF 101 million were 18% lower, primarily due to a gain from the sale of an investment in 2Q17, lower revenues from trading services and lower equity participations income, which included a regular dividend from our ownership interest in SIX Group AG in 2Q17, partially offset by higher corporate advisory fees. Net interest income of CHF 421 million was slightly higher with higher deposit margins on slightly higher average deposit volumes and stable loan margins on stable average loan volumes. Recurring commissions and fees of CHF 205 million were stable.
Compared to 3Q16, net revenues were 31% lower due to the gains on the sale of real estate of CHF 346 million in 3Q16 reflected in other revenues, partially offset by higher transaction-based revenues and slightly higher net interest income. Transaction-based revenues were 13% higher, mainly reflecting increased client activity. Net interest income was slightly higher with increased deposit margins on higher average deposit volumes and stable loan margins on slightly higher average loan volumes. Recurring commissions and fees were stable.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 3Q17, Private Clients recorded provision for credit losses of CHF 9 million compared to CHF 11 million in 2Q17 and CHF 12 million in 3Q16. The provisions were primarily related to our consumer finance business.

Results - Private Clients
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	727	733	1,053	(1)	(31)	2,171	2,509	(13)
Provision for credit losses	9	11	12	(18)	(25)	32	29	10
Compensation and benefits	252	253	277	0	(9)	747	830	(10)
General and administrative expenses	222	213	198	4	12	638	595	7
Commission expenses	29	36	24	(19)	21	111	79	41
Restructuring expenses	9	(2)	16	–	(44)	54	54	0
Total other operating expenses	260	247	238	5	9	803	728	10
Total operating expenses	512	500	515	2	(1)	1,550	1,558	(1)
Income before taxes	206	222	526	(7)	(61)	589	922	(36)
Statement of operations metrics (%)
Cost/income ratio	70.4	68.2	48.9	–	–	71.4	62.1	–
Net revenue detail (CHF million)
Net interest income	421	408	413	3	2	1,242	1,240	0
Recurring commissions and fees	205	202	205	1	0	604	604	0
Transaction-based revenues	101	123	89	(18)	13	324	317	2
Other revenues	0	0	346	–	(100)	1	348	(100)
Net revenues	727	733	1,053	(1)	(31)	2,171	2,509	(13)
Margins on assets under management (annualized) (bp)
Gross margin [1]	142	146	220	–	–	145	177	–
Net margin [2]	40	44	110	–	–	39	65	–
Number of relationship managers
Number of relationship managers	1,300	1,310	1,440	(1)	(10)	1,300	1,440	(10)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 2Q17, total operating expenses of CHF 512 million were slightly higher, primarily reflecting higher restructuring and general and administrative expenses, partially offset by lower commission expenses. General and administrative expenses of CHF 222 million increased 4%, primarily reflecting higher allocated corporate function costs and higher advertising and marketing expenses, partially offset by lower professional services fees. Compensation and benefits of CHF 252 million were stable. Adjusted total operating expenses of CHF 501 million were stable compared to 2Q17.
Compared to 3Q16, total operating expenses were stable, reflecting higher general and administrative expenses and increased commission expenses, offset by lower compensation and benefits and lower restructuring expenses. General and administrative expenses were 12% higher, primarily reflecting higher allocated corporate function costs. Compensation and benefits were 9% lower, primarily reflecting lower allocated corporate function costs and lower salary expenses. Adjusted total operating expenses were stable compared to 3Q16.
margins
Gross margin
Our gross margin was 142 basis points in 3Q17, four basis points lower compared to 2Q17, mainly driven by 1.4% higher average assets under management. Compared to 3Q16, our gross margin was 78 basis points lower, mainly reflecting the gains on the sale of real estate in 3Q16 on 6.7% higher average assets under management. On the basis of adjusted net revenues, our gross margin was 142 basis points in 3Q17, four basis points lower compared to 2Q17 and six basis points lower compared to 3Q16.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 40 basis points in 3Q17, four basis points lower compared to 2Q17, mainly reflecting higher restructuring and general and administrative expenses on 1.4% higher average assets under management. Compared to 3Q16, our net margin was 70 basis points lower, primarily due to the gains on the sale of real estate in 3Q16 on 6.7% higher average assets under management. On the basis of adjusted income before taxes, our net margin was 43 basis points in 3Q17, one basis point lower compared to 2Q17 and two basis points higher compared to 3Q16.

Assets under management
As of the end of 3Q17, assets under management of CHF 206.1 billion were CHF 4.6 billion higher compared to the end of 2Q17, mainly driven by favorable market and foreign exchange-related movements and net new assets of CHF 1.0 billion.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Assets under management (CHF billion)
Assets under management	206.1	201.5	192.6	2.3	7.0	206.1	192.6	7.0
Average assets under management	204.2	201.4	191.3	1.4	6.7	200.2	189.4	5.7
Assets under management by currency (CHF billion)
USD	30.1	29.8	28.0	1.0	7.5	30.1	28.0	7.5
EUR	21.9	20.8	19.0	5.3	15.3	21.9	19.0	15.3
CHF	144.2	141.9	137.8	1.6	4.6	144.2	137.8	4.6
Other	9.9	9.0	7.8	10.0	26.9	9.9	7.8	26.9
Assets under management	206.1	201.5	192.6	2.3	7.0	206.1	192.6	7.0
Growth in assets under management (CHF billion)
Net new assets	1.0	1.7	0.9	–	–	4.7	1.9	–
Other effects	3.6	1.6	2.1	–	–	9.2	0.9	–
of which market movements	2.2	2.9	2.6	–	–	9.9	1.7	–
of which foreign exchange	1.7	(1.1)	(0.1)	–	–	0.0	(0.9)	–
of which other	(0.3)	(0.2)	(0.4)	–	–	(0.7)	0.1	–
Growth in assets under management	4.6	3.3	3.0	–	–	13.9	2.8	–
Growth in assets under management (annualized) (%)
Net new assets	2.0	3.4	1.9	–	–	3.3	1.3	–
Other effects	7.1	3.3	4.5	–	–	6.3	0.7	–
Growth in assets under management (annualized)	9.1	6.7	6.4	–	–	9.6	2.0	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.5	1.5	0.5	–	–	–	–	–
Other effects	5.5	4.8	3.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	7.0	6.3	3.5	–	–	–	–	–
Corporate & institutional clients
Results
Income before taxes of CHF 220 million decreased 21% compared to 2Q17 and 5% compared to 3Q16, primarily due to lower net revenues and stable total operating expenses, partially offset by lower provision for credit losses in 3Q17. Adjusted income before taxes of CHF 231 million decreased 18% compared to 2Q17 and was slightly lower compared to 3Q16.
Net revenues
Compared to 2Q17, net revenues of CHF 592 million were 12% lower with decreased revenues across all revenue categories. Transaction-based revenues of CHF 161 million were 22% lower, mainly due to lower revenues from trading services, lower revenues from our Swiss investment banking business, our profit share on the sale of an investment and a regular dividend from SIX Group in 2Q17. Other revenues decreased CHF 16 million primarily due to gains from credit hedges in 2Q17. Recurring commissions and fees of CHF 149 million were 7% lower, reflecting lower discretionary mandate management fees, lower investment product management fees and lower security account and custody services fees, partially offset by higher wealth structuring solution fees. Net interest income of CHF 303 million was slightly lower with stable loan margins on stable average loan volumes and higher deposit margins on stable average deposit volumes.

Compared to 3Q16, net revenues were 4% lower, with slightly lower net interest income, decreased other revenues and lower recurring commissions and fees. Net interest income decreased slightly, driven by lower deposit margins on higher average deposit volumes and stable loan margins on stable average loan volumes. Other revenues decreased CHF 8 million primarily due to higher fair value losses on synthetic securitized loan portfolios. Recurring commissions and fees decreased 4%, driven by lower discretionary mandate management fees, partially offset by higher investment product management fees. Transaction-based revenues were stable.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	592	672	614	(12)	(4)	1,907	1,851	3
Provision for credit losses	5	25	18	(80)	(72)	28	16	75
Compensation and benefits	210	213	197	(1)	7	633	610	4
General and administrative expenses	118	114	122	4	(3)	385	364	6
Commission expenses	35	42	42	(17)	(17)	111	131	(15)
Restructuring expenses	4	(2)	3	–	33	7	9	(22)
Total other operating expenses	157	154	167	2	(6)	503	504	0
Total operating expenses	367	367	364	0	1	1,136	1,114	2
Income before taxes	220	280	232	(21)	(5)	743	721	3
Statement of operations metrics (%)
Cost/income ratio	62.0	54.6	59.3	–	–	59.6	60.2	–
Net revenue detail (CHF million)
Net interest income	303	309	311	(2)	(3)	925	899	3
Recurring commissions and fees	149	161	156	(7)	(4)	475	464	2
Transaction-based revenues	161	207	160	(22)	1	548	525	4
Other revenues	(21)	(5)	(13)	320	62	(41)	(37)	11
Net revenues	592	672	614	(12)	(4)	1,907	1,851	3
Number of relationship managers
Number of relationship managers	550	550	540	0	2	550	540	2
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 3Q17, Corporate & Institutional Clients recorded provision for credit losses of CHF 5 million compared to CHF 25 million in 2Q17 and CHF 18 million in 3Q16. The decrease compared to 2Q17 and 3Q16 reflected both lower new provisions and higher releases of provision for credit losses relating to several individual cases.
Total operating expenses
Compared to 2Q17, total operating expenses of CHF 367 million were stable, with higher restructuring expenses and higher general and administrative expenses, offset by lower commission expenses. General and administrative expenses of CHF 118 million increased 4%, mainly reflecting higher litigation provisions. Compensation and benefits of CHF 210 million were stable. Adjusted total operating expenses of CHF 356 million decreased slightly compared to 2Q17.
Compared to 3Q16, total operating expenses were stable, with higher compensation and benefits, offset by decreased commission expenses and slightly lower general and administrative expenses. Compensation and benefits increased 7% mainly due to higher allocated corporate function costs. General and administrative expenses decreased slightly, primarily due to lower allocated corporate function costs and lower professional services fees. Adjusted total operating expenses were stable compared to 3Q16.
Assets under management
As of the end of 3Q17, assets under management of CHF 346.7 billion were CHF 5.8 billion lower compared to the end of 2Q17, mainly driven by net asset outflows of CHF 13.7 billion primarily due to redemptions of CHF 13.3 billion from a single public sector mandate.

International Wealth Management
In 3Q17, we reported income before taxes of CHF 355 million and net revenues of CHF 1,262 million. Income before taxes decreased slightly compared to 2Q17 and increased 45% compared to 3Q16.
Results summary
3Q17 results
In 3Q17, we reported income before taxes of CHF 355 million and net revenues of CHF 1,262 million. Compared to 2Q17, net revenues were stable, with lower transaction- and performance-based revenues that included the impact of seasonally lower client activity in Private Banking offset by higher revenues in Asset Management. Provision for credit losses was CHF 3 million compared to CHF 8 million in 2Q17. Total operating expenses were stable compared to 2Q17, mainly driven by higher general and administrative expenses, offset by slightly lower compensation and benefits.
Compared to 3Q16, net revenues increased 17% reflecting higher revenues across all revenue categories. Provision for credit losses was CHF 3 million compared to zero in 3Q16. Total operating expenses were 8% higher, mainly driven by higher compensation and benefits and higher general and administrative expenses.
Adjusted income before taxes of CHF 382 million was stable compared to 2Q17 and increased 59% compared to 3Q16.
Capital and leverage metrics
As of the end of 3Q17, we reported risk-weighted assets of CHF 37.2 billion, slightly higher compared to the end of 2Q17, primarily driven by foreign exchange movements and movements in risk levels. Leverage exposure of CHF 93.5 billion was stable compared to the end of 2Q17.
Divisional results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	1,262	1,264	1,081	0	17	3,747	3,399	10
Provision for credit losses	3	8	0	(63)	–	13	14	(7)
Compensation and benefits	543	556	513	(2)	6	1,655	1,554	6
General and administrative expenses	285	265	256	8	11	832	827	1
Commission expenses	60	63	52	(5)	15	177	176	1
Restructuring expenses	16	7	15	129	7	59	38	55
Total other operating expenses	361	335	323	8	12	1,068	1,041	3
Total operating expenses	904	891	836	1	8	2,723	2,595	5
Income before taxes	355	365	245	(3)	45	1,011	790	28
Statement of operations metrics (%)
Return on regulatory capital	26.9	28.3	20.5	–	–	26.1	22.2	–
Cost/income ratio	71.6	70.5	77.3	–	–	72.7	76.3	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,438	4,428	3,958	0	12	4,284	3,777	13
Pre-tax return on average economic risk capital (%)	31.9	33.0	24.8	–	–	31.4	27.9	–
Number of employees (full-time equivalents)
Number of employees	10,110	9,930	10,350	2	(2)	10,110	10,350	(2)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Net revenue detail (CHF million)
Private Banking	870	927	789	(6)	10	2,680	2,453	9
Asset Management	392	337	292	16	34	1,067	946	13
Net revenues	1,262	1,264	1,081	0	17	3,747	3,399	10
Net revenue detail (CHF million)
Net interest income	367	360	326	2	13	1,069	955	12
Recurring commissions and fees	538	531	471	1	14	1,582	1,425	11
Transaction- and performance-based revenues	339	390	291	(13)	16	1,095	1,024	7
Other revenues	18	(17)	(7)	–	–	1	(5)	–
Net revenues	1,262	1,264	1,081	0	17	3,747	3,399	10
Provision for credit losses (CHF million)
New provisions	9	12	14	(25)	(36)	27	35	(23)
Releases of provisions	(6)	(4)	(14)	50	(57)	(14)	(21)	(33)
Provision for credit losses	3	8	0	(63)	–	13	14	(7)
Balance sheet statistics (CHF million)
Total assets	88,692	89,163	86,457	(1)	3	88,692	86,457	3
Net loans	47,531	46,263	42,942	3	11	47,531	42,942	11
of which Private Banking	47,513	46,206	42,876	3	11	47,513	42,876	11
Risk-weighted assets	37,217	36,515	33,457	2	11	37,217	33,457	11
Leverage exposure	93,455	93,107	88,899	0	5	93,455	88,899	5
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Adjusted results (CHF million)
Net revenues	870	927	789	392	337	292	1,262	1,264	1,081
Provision for credit losses	3	8	0	0	0	0	3	8	0
Total operating expenses	615	622	593	289	269	243	904	891	836
Restructuring expenses	(9)	(4)	(13)	(7)	(3)	(2)	(16)	(7)	(15)
Major litigation provisions	(11)	(6)	19	0	0	0	(11)	(6)	19
Adjusted total operating expenses	595	612	599	282	266	241	877	878	840
Income before taxes	252	297	196	103	68	49	355	365	245
Total adjustments	20	10	(6)	7	3	2	27	13	(4)
Adjusted income before taxes	272	307	190	110	71	51	382	378	241
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	28.9	29.3	20.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	9M17	9M16	9M17	9M16	9M17	9M16
Adjusted results (CHF million)
Net revenues	2,680	2,453	1,067	946	3,747	3,399
Provision for credit losses	13	14	0	0	13	14
Total operating expenses	1,879	1,826	844	769	2,723	2,595
Restructuring expenses	(36)	(36)	(23)	(2)	(59)	(38)
Major litigation provisions	(17)	19	0	0	(17)	19
Adjusted total operating expenses	1,826	1,809	821	767	2,647	2,576
Income before taxes	788	613	223	177	1,011	790
Total adjustments	53	17	23	2	76	19
Adjusted income before taxes	841	630	246	179	1,087	809
Adjusted return on regulatory capital (%)	–	–	–	–	28.0	22.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results
Income before taxes of CHF 252 million decreased 15% compared to 2Q17 mainly reflecting lower net revenues. Compared to 3Q16, income before taxes increased 29%, reflecting higher net revenues, partially offset by higher total operating expenses. Adjusted income before taxes of CHF 272 million decreased 11% compared to 2Q17 and increased 43% compared to 3Q16.
Net revenues
Compared to 2Q17, net revenues of CHF 870 million were 6% lower, mainly driven by lower transaction- and performance-based revenues, partially offset by slightly higher net interest income. Transaction- and performance-based revenues of CHF 203 million decreased 23%, mainly driven by lower revenues from trading services, lower brokerage and product issuing fees and lower equity participations income as 2Q17 included a regular dividend from SIX Group. Net interest income of CHF 367 million increased slightly with slightly higher loan margins on stable average loan volumes and slightly lower deposit margins on slightly higher average deposit volumes. Recurring commissions and fees of CHF 300 million were stable.
Compared to 3Q16, net revenues increased 10%, with higher net interest income, higher recurring commissions and fees and slightly higher transaction- and performance-based revenues. Net interest income increased 13%, with higher loan and deposit margins on higher average loan and deposit volumes. Recurring commissions and fees increased 12%, mainly driven by higher investment product management fees, including the impact of higher average assets under management. Transaction- and performance-based revenues increased slightly, mainly driven by higher brokerage and product issuing fees and higher corporate advisory fees related to integrated solutions, partially offset by lower revenues from trading services.

Results – Private Banking
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	870	927	789	(6)	10	2,680	2,453	9
Provision for credit losses	3	8	0	(63)	–	13	14	(7)
Compensation and benefits	375	388	369	(3)	2	1,144	1,081	6
General and administrative expenses	187	182	173	3	8	566	585	(3)
Commission expenses	44	48	38	(8)	16	133	124	7
Restructuring expenses	9	4	13	125	(31)	36	36	0
Total other operating expenses	240	234	224	3	7	735	745	(1)
Total operating expenses	615	622	593	(1)	4	1,879	1,826	3
Income before taxes	252	297	196	(15)	29	788	613	29
Statement of operations metrics (%)
Cost/income ratio	70.7	67.1	75.2	–	–	70.1	74.4	–
Net revenue detail (CHF million)
Net interest income	367	360	326	2	13	1,069	955	12
Recurring commissions and fees	300	302	267	(1)	12	892	816	9
Transaction- and performance-based revenues	203	265	197	(23)	3	718	687	5
Other revenues	0	0	(1)	–	100	1	(5)	–
Net revenues	870	927	789	(6)	10	2,680	2,453	9
Margins on assets under management (annualized) (bp)
Gross margin [1]	101	110	104	–	–	106	111	–
Net margin [2]	29	35	26	–	–	31	28	–
Number of relationship managers
Number of relationship managers	1,130	1,120	1,160	1	(3)	1,130	1,160	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
In 3Q17, provision for credit losses was CHF 3 million, compared to CHF 8 million in 2Q17 and to zero in 3Q16.
Total operating expenses
Compared to 2Q17, total operating expenses of CHF 615 million were stable, reflecting slightly lower compensation and benefits and lower commission expenses, offset by higher restructuring expenses and slightly higher general and administrative expenses. Compensation and benefits of CHF 375 million decreased slightly, mainly driven by lower deferred compensation expenses from prior-year awards and lower allocated corporate function costs. General and administrative expenses of CHF 187 million increased slightly, driven by higher allocated corporate function costs and higher litigation provisions, partially offset by lower contractor services fees and lower professional services fees. Adjusted total operating expenses of CHF 595 million were slightly lower compared to 2Q17.
Compared to 3Q16, total operating expenses increased 4%, driven by higher general and administrative expenses, slightly higher compensation and benefits and higher commission expenses, partially offset by lower restructuring expenses. General and administrative expenses were 8% higher, mainly driven by litigation provisions in 3Q17, compared to releases in 3Q16, partially offset by lower professional services fees. Compensation and benefits increased slightly, mainly due to higher allocated corporate function costs, partially offset by lower pension expenses. Adjusted total operating expenses were stable compared to 3Q16.

margins
Gross margin
Our gross margin was 101 basis points in 3Q17, nine basis points lower compared to 2Q17, mainly reflecting lower transaction- and performance-based revenues and 2.5% higher average assets under management. Our gross margin was three basis points lower compared to 3Q16, reflecting a 13.8% increase in average assets under management, partially offset by higher net interest income and higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 29 basis points in 3Q17, six basis points lower compared to 2Q17, mainly reflecting lower net revenues and the 2.5% higher average assets under management. Our net margin was three basis points higher compared to 3Q16, reflecting higher net revenues, partially offset by the 13.8% increase in average assets under management and higher total operating expenses. On the basis of adjusted income before taxes, our net margin was 31 basis points in 3Q17, five basis points lower compared to 2Q17 and six basis points higher compared to 3Q16.
Assets under management
As of the end of 3Q17, assets under management of CHF 355.3 billion were CHF 18.9 billion higher compared to the end of 2Q17, reflecting favorable foreign exchange-related and market movements and net new assets. Net new assets of CHF 3.6 billion reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Assets under management (CHF billion)
Assets under management	355.3	336.4	311.4	5.6	14.1	355.3	311.4	14.1
Average assets under management	346.0	337.4	304.0	2.5	13.8	336.8	295.1	14.1
Assets under management by currency (CHF billion)
USD	159.6	151.1	140.1	5.6	13.9	159.6	140.1	13.9
EUR	105.4	100.6	92.7	4.8	13.7	105.4	92.7	13.7
CHF	22.4	21.8	20.7	2.8	8.2	22.4	20.7	8.2
Other	67.9	62.9	57.9	7.9	17.3	67.9	57.9	17.3
Assets under management	355.3	336.4	311.4	5.6	14.1	355.3	311.4	14.1
Growth in assets under management (CHF billion)
Net new assets	3.6	4.6	4.4	–	–	12.9	15.2	–
Other effects	15.3	(4.4)	8.4	–	–	19.2	6.6	–
of which market movements	6.4	3.2	8.5	–	–	18.8	6.4	–
of which foreign exchange	9.0	(7.6)	(1.2)	–	–	(1.7)	0.1	–
of which other	(0.1)	0.0	1.1	–	–	2.1	0.1	–
Growth in assets under management	18.9	0.2	12.8	–	–	32.1	21.8	–
Growth in assets under management (annualized) (%)
Net new assets	4.3	5.5	5.8	–	–	5.3	7.0	–
Other effects	18.2	(5.3)	11.3	–	–	7.9	3.0	–
Growth in assets under management (annualized)	22.5	0.2	17.1	–	–	13.2	10.0	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.3	4.7	3.8	–	–	–	–	–
Other effects	9.8	8.0	4.9	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	14.1	12.7	8.7	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	392	337	292	16	34	1,067	946	13
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	168	168	144	0	17	511	473	8
General and administrative expenses	98	83	83	18	18	266	242	10
Commission expenses	16	15	14	7	14	44	52	(15)
Restructuring expenses	7	3	2	133	250	23	2	–
Total other operating expenses	121	101	99	20	22	333	296	13
Total operating expenses	289	269	243	7	19	844	769	10
Income before taxes	103	68	49	51	110	223	177	26
Statement of operations metrics (%)
Cost/income ratio	73.7	79.8	83.2	–	–	79.1	81.3	–
Net revenue detail (CHF million)
Management fees	278	269	218	3	28	801	663	21
Performance and placement revenues	63	32	41	97	54	137	100	37
Investment and partnership income	51	36	33	42	55	129	183	(30)
Net revenues	392	337	292	16	34	1,067	946	13
of which recurring commissions and fees	238	229	204	4	17	690	609	13
of which transaction- and performance-based revenues	136	125	94	9	45	377	337	12
of which other revenues	18	(17)	(6)	–	–	0	0	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 103 million increased 51% compared to 2Q17, mainly reflecting higher net revenues, partially offset by higher total operating expenses. Income before taxes increased 110% compared to 3Q16, driven by significantly higher net revenues, partially offset by higher total operating expenses. Adjusted income before taxes of CHF 110 million increased 55% and 116% compared to 2Q17 and 3Q16, respectively.
Net revenues
Compared to 2Q17, net revenues of CHF 392 million were 16% higher, reflecting higher performance and placement revenues, higher investment and partnership income and higher management fees. Performance and placement revenues increased CHF 31 million to CHF 63 million, mainly due to higher investment-related gains and higher performance fees. Investment and partnership income increased CHF 15 million to CHF 51 million mainly due to an investment gain from Asset Management Finance LLC in 3Q17. Management fees of CHF 278 million increased slightly, reflecting slightly higher average assets under management.
Compared to 3Q16, net revenues increased 34%, reflecting higher management fees, higher performance and placement revenues and higher investment and partnership income. Management fees increased 28%, reflecting higher average assets under management. Performance and placement revenues increased CHF 22 million, mainly driven by higher investment-related gains. Investment and partnership income increased CHF 18 million, mainly reflecting investment-related gains.
Total operating expenses
Compared to 2Q17, total operating expenses of CHF 289 million increased 7%, mainly driven by higher general and administrative expenses and higher restructuring expenses. General and administrative expenses of CHF 98 million increased 18%, primarily reflecting higher investments in trading systems and higher professional services fees. Compensation and benefits of CHF 168 million were stable. Adjusted total operating expenses of CHF 282 million increased 6% compared to 2Q17.

Compared to 3Q16, total operating expenses were 19% higher, primarily reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits were 17% higher, mainly driven by higher salary expenses, higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. General and administrative expenses were 18% higher, mainly reflecting higher professional services fees and higher allocated corporate function costs. Adjusted total operating expenses were 17% higher compared to 3Q16.
Assets under management
As of the end of 3Q17, assets under management of CHF 376.3 billion were CHF 10.3 billion higher compared to the end of 2Q17, reflecting favorable foreign exchange-related and market movements and net new assets of CHF 1.1 billion, primarily reflecting inflows in alternative investments, partially offset by outflows from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Assets under management (CHF billion)
Traditional investments	208.7	203.3	163.4	2.7	27.7	208.7	163.4	27.7
Alternative investments	120.6	116.4	117.7	3.6	2.5	120.6	117.7	2.5
Investments and partnerships	47.0	46.3	43.2	1.5	8.8	47.0	43.2	8.8
Assets under management	376.3	366.0	324.3	2.8	16.0	376.3	324.3	16.0
Average assets under management	374.4	366.8	318.6	2.1	17.5	363.2	315.0	15.3
Assets under management by currency (CHF billion)
USD	96.8	92.5	90.2	4.6	7.3	96.8	90.2	7.3
EUR	45.7	43.4	36.8	5.3	24.2	45.7	36.8	24.2
CHF	177.2	175.1	145.9	1.2	21.5	177.2	145.9	21.5
Other	56.6	55.0	51.4	2.9	10.1	56.6	51.4	10.1
Assets under management	376.3	366.0	324.3	2.8	16.0	376.3	324.3	16.0
Growth in assets under management (CHF billion)
Net new assets [1]	1.1	2.8	5.0	–	–	18.9	10.0	–
Other effects	9.2	(3.9)	4.4	–	–	35.8	(7.0)	–
of which market movements	4.5	2.9	5.0	–	–	14.9	6.2	–
of which foreign exchange	4.7	(5.3)	(0.8)	–	–	(3.1)	(1.1)	–
of which other	0.0	(1.5)	0.2	–	–	24.0	(12.1)	–
Growth in assets under management	10.3	(1.1)	9.4	–	–	54.7	3.0	–
Growth in assets under management (annualized) (%)
Net new assets	1.2	3.1	6.4	–	–	7.8	4.1	–
Other effects	10.1	(4.3)	5.5	–	–	14.9	(2.9)	–
Growth in assets under management	11.3	(1.2)	11.9	–	–	22.7	1.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.5	5.8	4.3	–	–	–	–	–
Other effects	11.5	10.4	(1.2)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	16.0	16.2	3.1	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 3Q17, we reported income before taxes of CHF 218 million and net revenues of CHF 890 million. Income before taxes increased 16% compared to 2Q17 and 43% compared to 3Q16.
Results Summary
3Q17 results
In 3Q17, we reported income before taxes of CHF 218 million and net revenues of CHF 890 million. Compared to 2Q17, net revenues increased 5%, driven by our Markets business reflecting higher equity sales and trading revenues, partially offset by lower fixed income sales and trading revenues. We recorded a provision for credit losses of CHF 5 million in 3Q17, compared to a release of provision for credit losses of CHF 1 million in 2Q17. Total operating expenses of CHF 667 million were stable, primarily due to higher compensation and benefits, offset by lower general and administrative expenses.
Compared to 3Q16, net revenues decreased slightly, driven by lower revenues in our Markets business across fixed income and equity sales and trading revenues, partially offset by higher revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues and higher advisory, underwriting and financing revenues. Total operating expenses decreased 9%, primarily from lower general and administrative expenses, lower compensation and benefits and a decrease in restructuring expenses in our Markets business.
Adjusted income before taxes of CHF 228 million increased 15% compared to 2Q17 and 30% compared to 3Q16.
Capital and leverage metrics
As of the end of 3Q17, we reported risk-weighted assets of CHF 31.2 billion, a decrease of CHF 1.1 billion compared to the end of 2Q17, mainly reflecting the securitization of certain lending exposures in our Wealth Management & Connected business, partially offset by a foreign exchange impact. Leverage exposure was CHF 106.1 billion, reflecting an increase of CHF 4.5 billion compared to the end of 2Q17, mainly due to an increase in HQLA, higher lending in the Wealth Management & Connected business and the foreign exchange impact, partially offset by a decrease in inventory from the Markets business.
Divisional results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	890	848	917	5	(3)	2,619	2,735	(4)
Provision for credit losses	5	(1)	34	–	(85)	8	15	(47)
Compensation and benefits	397	387	413	3	(4)	1,208	1,236	(2)
General and administrative expenses	195	199	224	(2)	(13)	614	617	0
Commission expenses	65	64	71	2	(8)	196	211	(7)
Restructuring expenses	10	11	23	(9)	(57)	40	34	18
Total other operating expenses	270	274	318	(1)	(15)	850	862	(1)
Total operating expenses	667	661	731	1	(9)	2,058	2,098	(2)
Income before taxes	218	188	152	16	43	553	622	(11)
Statement of operations metrics (%)
Return on regulatory capital	16.8	14.4	11.3	–	–	13.9	15.9	–
Cost/income ratio	74.9	77.9	79.7	–	–	78.6	76.7	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,658	4,067	4,320	(10)	(15)	4,000	4,058	(1)
Pre-tax return on average economic risk capital (%)	23.8	18.5	14.1	–	–	18.4	20.4	–
Number of employees (full-time equivalents)
Number of employees	7,050	7,000	7,140	1	(1)	7,050	7,140	(1)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Net revenues (CHF million)
Wealth Management & Connected	548	559	481	(2)	14	1,696	1,344	26
Markets	342	289	436	18	(22)	923	1,391	(34)
Net revenues	890	848	917	5	(3)	2,619	2,735	(4)
Provision for credit losses (CHF million)
New provisions	8	5	54	60	(85)	19	58	(67)
Releases of provisions	(3)	(6)	(20)	(50)	(85)	(11)	(43)	(74)
Provision for credit losses	5	(1)	34	–	(85)	8	15	(47)
Balance sheet statistics (CHF million)
Total assets	95,919	90,948	93,079	5	3	95,919	93,079	3
Net loans	43,066	41,607	38,669	4	11	43,066	38,669	11
of which Private Banking	35,795	34,411	32,859	4	9	35,795	32,859	9
Risk-weighted assets	31,237	32,293	32,264	(3)	(3)	31,237	32,264	(3)
Leverage exposure	106,128	101,583	108,495	4	(2)	106,128	108,495	(2)
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16	3Q17	2Q17	3Q16
Adjusted results (CHF million)
Net revenues	548	559	481	342	289	436	890	848	917
Provision for credit losses	5	(1)	34	0	0	0	5	(1)	34
Total operating expenses	370	364	352	297	297	379	667	661	731
Restructuring expenses	(5)	(2)	(7)	(5)	(9)	(16)	(10)	(11)	(23)
Adjusted total operating expenses	365	362	345	292	288	363	657	650	708
Income/(loss) before taxes	173	196	95	45	(8)	57	218	188	152
Total adjustments	5	2	7	5	9	16	10	11	23
Adjusted income before taxes	178	198	102	50	1	73	228	199	175
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.6	15.3	12.9
	Wealth Management & Connected		Markets		Asia Pacific
in	9M17	9M16	9M17	9M16	9M17	9M16
Adjusted results (CHF million)
Net revenues	1,696	1,344	923	1,391	2,619	2,735
Provision for credit losses	8	18	0	(3)	8	15
Total operating expenses	1,118	999	940	1,099	2,058	2,098
Restructuring expenses	(11)	(9)	(29)	(25)	(40)	(34)
Adjusted total operating expenses	1,107	990	911	1,074	2,018	2,064
Income/(loss) before taxes	570	327	(17)	295	553	622
Total adjustments	11	9	29	25	40	34
Adjusted income before taxes	581	336	12	320	593	656
Adjusted return on regulatory capital (%)	–	–	–	–	15.0	16.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 173 million decreased 12% compared to 2Q17, reflecting lower net revenues, higher total operating expenses and higher provision for credit losses. Compared to 3Q16, income before taxes increased 82%, primarily from higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses. Adjusted income before taxes of CHF 178 million decreased 10% compared to 2Q17 and increased 75% compared to 3Q16.
Net revenues
Net revenues of CHF 548 million decreased slightly compared to 2Q17, mainly reflecting lower net interest income and lower advisory, underwriting and financing revenues, mostly offset by increased transaction-based revenues and higher recurring commissions and fees. Net interest income decreased 11% to CHF 144 million, driven by lower treasury revenues and a negative impact from an accounting reclassification related to treasury revenues. Advisory, underwriting and financing revenues decreased 4% to CHF 148 million, primarily due to lower financing revenues, partially offset by higher fees from M&A transactions. Transaction-based revenues increased 7% to CHF 159 million, due to a positive impact from the accounting reclassification related to treasury revenues, partially offset mainly by lower fees from foreign exchange client business. Recurring commissions and fees increased slightly to CHF 97 million, primarily due to higher investment product management fees, partially offset by lower wealth structuring solutions fees.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	548	559	481	(2)	14	1,696	1,344	26
Provision for credit losses	5	(1)	34	–	(85)	8	18	(56)
Compensation and benefits	250	244	240	2	4	761	679	12
General and administrative expenses	98	103	92	(5)	7	300	277	8
Commission expenses	17	15	13	13	31	46	34	35
Restructuring expenses	5	2	7	150	(29)	11	9	22
Total other operating expenses	120	120	112	0	7	357	320	12
Total operating expenses	370	364	352	2	5	1,118	999	12
Income before taxes	173	196	95	(12)	82	570	327	74
of which Private Banking	140	149	59	(6)	137	428	267	60
Statement of operations metrics (%)
Cost/income ratio	67.5	65.1	73.2	–	–	65.9	74.3	–
Net revenue detail (CHF million)
Private Banking	400	405	346	(1)	16	1,216	1,002	21
of which net interest income [1]	144	161	159	(11)	(9)	473	436	8
of which recurring commissions and fees	97	94	84	3	15	281	235	20
of which transaction-based revenues	159	149	103	7	54	462	347	33
of which other revenues	0	1	0	(100)	–	0	(16)	100
Advisory, underwriting and financing	148	154	135	(4)	10	480	342	40
Net revenues	548	559	481	(2)	14	1,696	1,344	26
Private Banking margins on assets under management (annualized) (bp)
Gross margin [2]	87	91	84	–	–	91	86	–
Net margin [3]	30	33	14	–	–	32	23	–
Number of relationship managers
Number of relationship managers	590	610	650	(3)	(9)	590	650	(9)
1 Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans.
2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.

Compared to 3Q16, net revenues increased 14%, mainly driven by increased transaction-based revenues, higher advisory, underwriting and financing revenues and higher recurring commission and fees, partially offset by lower net interest income. Transaction-based revenues increased 54%, primarily reflecting higher brokerage and product issuing fees and a positive impact from the accounting reclassification. Advisory, underwriting and financing revenues increased 10%, mainly due to higher financing and debt underwriting revenues and higher fees from M&A transactions, partially offset by lower equity underwriting revenues. Recurring commissions and fees increased 15%, mainly due to higher investment product management fees. Net interest income decreased 9%, mainly due to lower treasury revenues and a negative impact from the accounting reclassification.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 3Q17, Wealth Management & Connected recorded a provision for credit losses of CHF 5 million, compared to a release of provision for credit losses of CHF 1 million in 2Q17. In 3Q16, we recorded a provision for credit losses of CHF 34 million in relation to a small number of share-based loans in Hong Kong which were impaired due to their collateral values abruptly falling below their loan amounts.
Total operating expenses
Total operating expenses of CHF 370 million increased slightly compared to 2Q17, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. Compensation and benefits increased slightly to CHF 250 million, primarily driven by higher discretionary compensation expenses. General and administrative expenses decreased 5% to CHF 98 million, mainly due to lower IT infrastructure expenses. Adjusted total operating expenses of CHF 365 million were stable compared to 2Q17.
Compared to 3Q16, total operating expenses increased 5%, mainly reflecting higher compensation and benefits, higher general and administrative expenses and higher commission expenses. Compensation and benefits increased 4%, primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses. General and administrative expenses increased 7%, mainly due to higher compliance support and risk management expenses. Adjusted total operating expenses increased 6% compared to 3Q16.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 87 basis points in 3Q17, four basis points lower compared to 2Q17, mainly reflecting lower net interest income and a 3.4% increase in average assets under management. Compared to 3Q16, our gross margin was three basis points higher, mainly reflecting higher transaction-based revenues and higher recurring commissions and fees, partially offset by an 11.9% increase in average assets under management and lower net interest income.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 30 basis points in 3Q17, three basis points lower compared to 2Q17, reflecting lower net revenues, higher provision for credit losses and a 3.4% increase in average assets under management. Compared to 3Q16, our net margin was sixteen basis points higher, mainly reflecting higher net revenues and lower provision for credit losses, partially offset by an 11.9% increase in average assets under management and higher total operating expenses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 3Q17, assets under management of CHF 190.0 billion were CHF 12.2 billion higher compared to the end of 2Q17, mainly reflecting net new assets of CHF 5.8 billion and favorable market and foreign exchange-related movements. Net new assets reflected inflows primarily from Greater China.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Assets under management (CHF billion)
Assets under management	190.0	177.8	168.0	6.9	13.1	190.0	168.0	13.1
Average assets under management	184.1	178.1	164.5	3.4	11.9	177.7	155.8	14.1
Assets under management by currency (CHF billion)
USD	96.9	90.6	79.0	7.0	22.7	96.9	79.0	22.7
EUR	6.5	5.6	4.5	16.1	44.4	6.5	4.5	44.4
CHF	1.8	1.9	1.8	(5.3)	0.0	1.8	1.8	0.0
Other	84.8	79.7	82.7	6.4	2.5	84.8	82.7	2.5
Assets under management	190.0	177.8	168.0	6.9	13.1	190.0	168.0	13.1
Growth in assets under management (CHF billion)
Net new assets	5.8	4.5	4.3	–	–	15.6	12.9	–
Other effects	6.4	(4.1)	6.1	–	–	7.5	4.7	–
of which market movements	3.8	2.8	6.9	–	–	13.4	5.2	–
of which foreign exchange	2.6	(6.8)	(0.5)	–	–	(5.8)	(0.4)	–
of which other	0.0	(0.1)	(0.3)	–	–	(0.1)	(0.1)	–
Growth in assets under management	12.2	0.4	10.4	–	–	23.1	17.6	–
Growth in assets under management (annualized) (%)
Net new assets	13.0	10.1	10.9	–	–	12.5	11.4	–
Other effects	14.4	(9.2)	15.4	–	–	6.0	4.2	–
Growth in assets under management (annualized)	27.4	0.9	26.3	–	–	18.5	15.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	9.7	9.4	11.4	–	–	–	–	–
Other effects	3.4	3.4	9.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	13.1	12.8	20.8	–	–	–	–	–
markets
Results
Income before taxes of CHF 45 million in 3Q17 compared to a loss before taxes of CHF 8 million in 2Q17. The related increase of CHF 53 million primarily reflected higher net revenues. Compared to 3Q16, income before taxes decreased 21%, primarily from lower net revenues, partially offset by lower total operating expenses. Adjusted income before taxes of CHF 50 million in 3Q17 compared to adjusted income before taxes of CHF 1 million and CHF 73 million in 2Q17 and 3Q16, respectively.
Net revenues
Net revenues of CHF 342 million increased 18% compared to 2Q17, reflecting higher equity sales and trading revenues, offset by lower fixed income sales and trading revenues. Equity sales and trading revenues increased 39% to CHF 262 million, mainly due to higher revenues from equity derivatives reflecting higher volatility in Asian markets and increased client activity. Fixed income sales and trading revenues decreased 21% to CHF 80 million, mainly due to lower revenues from emerging markets rates products.
Compared to 3Q16, net revenues decreased 22%, reflecting lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 40%, mainly driven by lower revenues from emerging markets rates products compared to a strong 3Q16. Developed markets rates products revenue in 3Q16 included a positive impact of CHF 33 million resulting from an increase in the funding value of certain structured deposits originated in Asia Pacific. Equity sales and trading revenues decreased 13%, mainly due to the transition of the systematic market making business to International Wealth Management that was completed in 1Q17 and lower revenues from prime services.

Results - Markets
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	342	289	436	18	(22)	923	1,391	(34)
Provision for credit losses	0	0	0	–	–	0	(3)	100
Compensation and benefits	147	143	173	3	(15)	447	557	(20)
General and administrative expenses	97	96	132	1	(27)	314	340	(8)
Commission expenses	48	49	58	(2)	(17)	150	177	(15)
Restructuring expenses	5	9	16	(44)	(69)	29	25	16
Total other operating expenses	150	154	206	(3)	(27)	493	542	(9)
Total operating expenses	297	297	379	0	(22)	940	1,099	(14)
Income/(loss) before taxes	45	(8)	57	–	(21)	(17)	295	–
Statement of operations metrics (%)
Cost/income ratio	86.8	102.8	86.9	–	–	101.8	79.0	–
Net revenue detail (CHF million)
Equity sales and trading	262	188	302	39	(13)	684	892	(23)
Fixed income sales and trading	80	101	134	(21)	(40)	239	499	(52)
Net revenues	342	289	436	18	(22)	923	1,391	(34)
Total operating expenses
Total operating expenses of CHF 297 million were stable compared to 2Q17, mainly reflecting slightly higher compensation and benefits, offset by lower restructuring expenses. Compensation and benefits increased slightly to CHF 147 million, primarily driven by higher discretionary compensation expenses, partially offset by lower salary expenses. General and administrative expenses were stable at CHF 97 million. Adjusted total operating expenses of CHF 292 million were stable compared to 2Q17.
Compared to 3Q16, total operating expenses decreased 22%, reflecting lower expenses across all categories. General and administrative expenses decreased 27%, mainly due to lower allocated corporate function costs and lower professional services fees. Compensation and benefits decreased 15%, primarily driven by lower deferred compensation expenses from prior-year awards and lower salary expenses. Adjusted total operating expenses decreased 20% compared to 3Q16.

Global Markets
In 3Q17, Global Markets reported income before taxes of CHF 71 million and net revenues of CHF 1,262 million. Net revenues decreased 17% compared to 2Q17, as a seasonal decline was exacerbated by persistently low volatility and decreased trading volumes which led to reduced client activity.
Results Summary
3Q17 results
In 3Q17, we implemented a change in financial reporting to reflect an amended business structure consisting of equity sales and trading, fixed income sales and trading and underwriting. Prior periods have been reclassified to conform to the current presentation.
In 3Q17, we reported income before taxes of CHF 71 million and net revenues of CHF 1,262 million. Compared to 2Q17, net revenues decreased 17%, primarily due to less favorable market conditions across our trading and underwriting businesses. Net revenues decreased 7% compared to 3Q16 results, which had benefited from more favorable market conditions.
Total operating expenses of CHF 1,185 million decreased 5% compared to 2Q17, reflecting lower compensation and benefits and reduced restructuring costs, partially offset by higher commission expense. Compared to 3Q16, total operating expenses decreased 7%, reflecting lower compensation and benefits and reduced restructuring costs, partially offset by higher commission expenses. Adjusted income before taxes was CHF 98 million in 3Q17, compared to adjusted income before taxes of CHF 289 million in 2Q17 and adjusted income before taxes of CHF 146 million in 3Q16.
Capital and leverage metrics
As of the end of 3Q17, we reported risk-weighted assets of USD 57.9 billion, reflecting an increase of USD 4.3 billion compared to the end of 2Q17 mainly due to the expiration of a credit risk hedge. Leverage exposure was USD 291.0 billion, reflecting an increase of USD 2.2 billion compared to the end of 2Q17.
Divisional results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	1,262	1,517	1,357	(17)	(7)	4,388	4,232	4
Provision for credit losses	6	12	(5)	(50)	–	23	1	–
Compensation and benefits	568	629	642	(10)	(12)	1,887	2,091	(10)
General and administrative expenses	451	460	466	(2)	(3)	1,349	1,526	(12)
Commission expenses	139	127	115	9	21	405	369	10
Restructuring expenses	27	32	52	(16)	(48)	79	202	(61)
Total other operating expenses	617	619	633	0	(3)	1,833	2,097	(13)
Total operating expenses	1,185	1,248	1,275	(5)	(7)	3,720	4,188	(11)
Income before taxes	71	257	87	(72)	(18)	645	43	–
Statement of operations metrics (%)
Return on regulatory capital	2.0	7.4	2.5	–	–	6.1	0.4	–
Cost/income ratio	93.9	82.3	94.0	–	–	84.8	99.0	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,030	8,960	9,311	1	(3)	9,164	10,087	(9)
Pre-tax return on average economic risk capital (%)	3.1	11.5	3.7	–	–	9.4	0.6	–
Number of employees (full-time equivalents)
Number of employees	11,760	11,620	11,680	1	1	11,760	11,680	1

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	698	811	770	(14)	(9)	2,375	2,033	17
Equity sales and trading	383	501	348	(24)	10	1,372	1,640	(16)
Underwriting	240	249	282	(4)	(15)	801	716	12
Other	(59)	(44)	(43)	34	37	(160)	(157)	2
Net revenues	1,262	1,517	1,357	(17)	(7)	4,388	4,232	4
Balance sheet statistics (CHF million, except where indicated)
Total assets	239,910	228,858	245,492	5	(2)	239,910	245,492	(2)
Risk-weighted assets	55,993	51,333	51,127	9	10	55,993	51,127	10
Risk-weighted assets (USD)	57,868	53,603	52,741	8	10	57,868	52,741	10
Leverage exposure	281,531	276,483	286,694	2	(2)	281,531	286,694	(2)
Leverage exposure (USD)	290,958	288,710	295,744	1	(2)	290,958	295,744	(2)
Reconciliation of adjusted results
	Global Markets
in	3Q17	2Q17	3Q16	9M17	9M16
Adjusted results (CHF million)
Net revenues	1,262	1,517	1,357	4,388	4,232
Provision for credit losses	6	12	(5)	23	1
Total operating expenses	1,185	1,248	1,275	3,720	4,188
Restructuring expenses	(27)	(32)	(52)	(79)	(202)
Major litigation provisions	0	0	(7)	0	(7)
Adjusted total operating expenses	1,158	1,216	1,216	3,641	3,979
Income before taxes	71	257	87	645	43
Total adjustments	27	32	59	79	209
Adjusted income before taxes	98	289	146	724	252
Adjusted return on regulatory capital (%)	2.8	8.3	4.1	6.9	2.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Fixed income sales and trading
In 3Q17, fixed income sales and trading revenues of CHF 698 million decreased 14% compared to 2Q17, primarily driven by lower securitized products revenues, particularly in non-agency trading compared to a strong 2Q17 performance. Global credit products revenues decreased significantly, driven by lower leveraged finance and investment grade trading revenues. Macro products revenues declined reflecting lower foreign exchange results partially offset by higher revenues in our rates business. In addition, emerging markets revenues increased reflecting improved Brazil trading and financing activity.
Fixed income sales and trading revenues decreased 9% compared to a strong 3Q16, due to persistently low levels of volatility, which led to reduced client activity. Macro products revenues declined significantly across our rates and foreign exchange businesses, which benefited from higher levels of volatility and increased client activity in 3Q16 following the UK referendum and US elections. Emerging markets revenues declined driven by lower Brazil trading and financing activity compared to 3Q16, which included the positive impact of significant deal activity. In addition, global credit products revenues decreased due to lower leveraged finance and investment grade trading activity given tighter credit spreads. This was partially offset by continued strength in securitized products revenues due to significantly higher asset finance results.
Equity sales and trading
In 3Q17, equity sales and trading revenues of CHF 383 million decreased 24% compared to 2Q17, reflecting a seasonal slowdown in client activity coupled with a difficult trading environment characterized by persistently low levels of volatility and reduced trading volumes. Prime services revenues declined compared to a seasonally higher 2Q17. Equity derivatives revenues decreased significantly due to continued low levels of volatility, which negatively impacted structured and flow derivatives. We also had slightly lower revenues in cash equities consistent with lower trading volumes across regions.

Compared to 3Q16, equity sales and trading revenues increased 10% amid the difficult trading environment. Prime services revenues increased, reflecting higher commissions in listed derivatives and higher client financing revenues. Equity derivatives revenues increased, albeit from subdued levels, reflecting improved flow derivatives results, partially offset by lower structured derivatives revenues. In addition, cash equities trading revenues increased reflecting improved secondary revenues in Latin America. This increase was partially offset by significantly lower systematic market making revenues, largely due to challenging operating conditions in that business and its transition to International Wealth Management in 1Q17.
Underwriting
In 3Q17, underwriting revenues of CHF 240 million decreased 4% compared to 2Q17, reflecting a slowdown in issuance activity. Equity underwriting revenues declined significantly, consistent with a slowdown in primary issuance volumes. This was partially offset by higher debt underwriting revenues, reflecting increased revenues across leveraged finance and investment grade.
Underwriting revenues decreased 15% compared to strong 3Q16 results, which benefited from significant client deals, particularly in debt underwriting. Debt underwriting revenues declined, due to lower investment grade revenues partially offset by higher leveraged finance revenues. In addition, we also had lower equity underwriting revenues.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 6 million, including increased provisions reflecting a methodology change for probable losses inherent in the portfolio relating to the period of time expected to identify defaults once they have occurred. This compares to a provision for credit losses of CHF 12 million in 2Q17 and a release of provision for credit losses of CHF 5 million in 3Q16.
Total operating expenses
In 3Q17, total operating expenses of CHF 1,185 million decreased 5% compared to 2Q17, reflecting lower compensation and benefits and reduced restructuring costs partially offset by higher commission expenses. The decrease in compensation and benefits reflected the lower results. During 3Q17, we incurred restructuring costs of CHF 27 million. General and administrative expenses were slightly lower, as the lower UK bank levy was partially offset by slightly higher allocated corporate function costs. Adjusted total operating expenses decreased 5%.
Compared to 3Q16, total operating expenses decreased 7%, reflecting lower compensation and benefits and restructuring costs, partially offset by higher commission expenses. The decrease in compensation and benefits reflected the lower results. General and administrative expenses decreased slightly, reflecting lower allocated corporate functions costs partially offset by higher professional services fees. Adjusted total operating expenses decreased 5%.

Investment Banking & Capital Markets
In 3Q17, Investment Banking & Capital Markets reported income before taxes of CHF 35 million and net revenues of CHF 457 million. Net revenues decreased 2% compared to 3Q16.
Results Summary
3Q17 results
In 3Q17, we reported income before taxes of CHF 35 million, a decrease of 55% compared to 2Q17. Net revenues of CHF 457 million decreased 11% compared to 2Q17, due to lower revenues from equity underwriting and debt underwriting, partially offset by higher revenues from advisory and other fees. Compared to 2Q17, revenues from equity underwriting decreased 38% and debt underwriting decreased 9%, while advisory and other fees increased 8%. Total operating expenses of CHF 410 million decreased 2%, driven by lower compensation and benefits and general and administrative expenses, partially offset by higher restructuring expenses.
Compared to 3Q16, our reported income before taxes decreased 10% in 3Q17, driven by 2% lower revenues and higher provision for credit losses, partially offset by lower operating expenses. Debt underwriting revenues decreased 3%, equity underwriting revenues decreased 12%, while advisory and other fees increased 12%. Total operating expenses of CHF 410 million decreased 6% driven by lower compensation and benefits and lower general and administrative expenses.
Capital and leverage metrics
As of the end of 3Q17, risk-weighted assets were USD 20.1 billion, an increase of USD 0.7 billion compared to the end of 2Q17. The increase was driven primarily by an increase in loan commitments. Leverage exposure was USD 44.2 billion, a decrease of USD 0.8 billion compared to the end of 2Q17, reflecting a shift in the mix of loan commitments towards more non-investment grade exposures.
Divisional results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	457	511	467	(11)	(2)	1,574	1,398	13
Provision for credit losses	12	13	(9)	(8)	–	31	20	55
Compensation and benefits	293	303	313	(3)	(6)	944	908	4
General and administrative expenses	99	104	109	(5)	(9)	304	323	(6)
Commission expenses	2	3	0	(33)	–	5	1	400
Restructuring expenses	16	10	15	60	7	28	34	(18)
Total other operating expenses	117	117	124	0	(6)	337	358	(6)
Total operating expenses	410	420	437	(2)	(6)	1,281	1,266	1
Income before taxes	35	78	39	(55)	(10)	262	112	134
Statement of operations metrics (%)
Return on regulatory capital	5.2	12.0	6.1	–	–	13.2	6.4	–
Cost/income ratio	89.7	82.2	93.6	–	–	81.4	90.6	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,212	5,236	4,762	0	9	5,216	4,536	15
Pre-tax return on average economic risk capital (%)	2.7	6.0	3.2	–	–	6.7	3.3	–
Number of employees (full-time equivalents)
Number of employees	3,260	3,130	2,910	4	12	3,260	2,910	12

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Net revenue detail (CHF million)
Advisory and other fees	180	166	161	8	12	564	581	(3)
Debt underwriting	233	257	239	(9)	(3)	781	706	11
Equity underwriting	65	105	74	(38)	(12)	273	213	28
Other	(21)	(17)	(7)	24	200	(44)	(102)	(57)
Net revenues	457	511	467	(11)	(2)	1,574	1,398	13
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,477	20,973	19,931	(2)	3	20,477	19,931	3
Risk-weighted assets	19,486	18,648	18,019	4	8	19,486	18,019	8
Risk-weighted assets (USD)	20,138	19,473	18,588	3	8	20,138	18,588	8
Leverage exposure	42,794	43,073	44,240	(1)	(3)	42,794	44,240	(3)
Leverage exposure (USD)	44,227	44,978	45,636	(2)	(3)	44,227	45,636	(3)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q17	2Q17	3Q16	9M17	9M16
Adjusted results (CHF million)
Net revenues	457	511	467	1,574	1,398
Provision for credit losses	12	13	(9)	31	20
Total operating expenses	410	420	437	1,281	1,266
Restructuring expenses	(16)	(10)	(15)	(28)	(34)
Adjusted total operating expenses	394	410	422	1,253	1,232
Income before taxes	35	78	39	262	112
Total adjustments	16	10	15	28	34
Adjusted income before taxes	51	88	54	290	146
Adjusted return on regulatory capital (%)	7.6	13.5	8.6	14.6	8.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Advisory and other fees
In 3Q17, revenues from advisory and other fees of CHF 180 million increased 8% compared to 2Q17, reflecting higher revenues from completed M&A transactions.
Compared to 3Q16, revenues increased 12%, despite an industry-wide decline in the overall M&A fee pool.
Debt underwriting
In 3Q17, debt underwriting revenues of CHF 233 million decreased 9% compared to 2Q17, driven by lower leveraged finance revenues, partially offset by higher investment grade underwriting revenues.
Compared to 3Q16, revenues decreased 3%, driven by lower industry-wide leveraged finance activity and lower investment grade acquisition financing revenues compared to strong 3Q16 results.
Equity underwriting
In 3Q17, revenues from equity underwriting of CHF 65 million decreased 38% compared to 2Q17, due to lower revenues from IPOs, rights offerings and follow-ons.
Compared to 3Q16, revenues decreased 12%, primarily driven by lower revenues from convertible bonds and follow-on offerings.
Provision for credit losses
In 3Q17, we recorded a provision for credit losses of CHF 12 million, including increased provisions reflecting a methodology change for probable losses inherent in the portfolio relating to the period of time expected to identify defaults once they have occurred. This compares to a provision for credit losses of CHF 13 million in 2Q17. In 3Q16, we recorded a release of provision for credit losses of CHF 9 million, reflecting a continued stabilization in the energy sector.

Total operating expenses
Total operating expenses of CHF 410 million decreased 2% compared to 2Q17, driven by lower compensation and benefits and general and administrative expenses, partially offset by higher restructuring expenses. Compensation and benefits of CHF 293 million decreased 3%, reflecting a lower discretionary compensation accrual and lower deferred compensation from prior year awards. General and administrative expenses of CHF 99 million decreased 5% compared to 2Q17.
Compared to 3Q16, total operating expenses decreased 6%, driven by a lower discretionary compensation accrual, partially offset by higher deferred compensation expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change		in		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	950	1,016	945	(6)	1	3,099	2,729	14
of which advisory and other fees	237	192	209	23	13	707	736	(4)
of which debt underwriting	544	582	552	(7)	(1)	1,773	1,469	21
of which equity underwriting	169	242	184	(30)	(8)	619	524	18

Strategic Resolution Unit
In 3Q17, the Strategic Resolution Unit reported a loss before taxes of CHF 578 million and decreased its risk-weighted assets by USD 2.7 billion and its leverage exposure by USD 7.2 billion.
results summary
3Q17 results
In 3Q17, we reported a loss before taxes of CHF 578 million compared to losses of CHF 563 million in 2Q17 and CHF 852 million in 3Q16. In 3Q17, we reported an adjusted loss before taxes of CHF 469 million, compared to adjusted losses of CHF 531 million in 2Q17 and CHF 513 million in 3Q16.
We reported negative net revenues of CHF 255 million in 3Q17, primarily driven by overall funding costs, exit losses related to the sale of legacy asset management positions and valuation adjustments, partially offset by revenues from our legacy cross-border and small markets businesses. Total operating expenses in 3Q17 were CHF 331 million, including CHF 216 million of general and administrative expenses, of which CHF 100 million were litigation provisions, and CHF 85 million of compensation and benefits. In 3Q17, we reported adjusted total operating expenses of CHF 222 million, compared to CHF 244 million in 2Q17 and CHF 343 million in 3Q16.
Capital and leverage metrics
As of the end of 3Q17, we reported risk-weighted assets of USD 37.0 billion, a decrease of USD 2.7 billion and USD 17.9 billion compared to the end of 2Q17 and 3Q16, respectively. In 3Q17, risk-weighted assets reduction was achieved through the sale of legacy asset management positions, sales and restructuring in the residual loan portfolio and continued risk reduction in the derivatives portfolio. Leverage exposure was USD 67.6 billion as of the end of 3Q17, reflecting a decrease of USD 7.2 billion and USD 51.1 billion compared to the end of 2Q17 and 3Q16, respectively. Leverage exposure reduction was achieved through various initiatives, including assets sales and reduction across the derivatives portfolio, including novations and restructurings.
Divisional results
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Net revenues	(255)	(274)	(165)	(7)	55	(735)	(1,069)	(31)
of which from noncontrolling interests without significant economic interest	9	6	11	50	(18)	16	27	(41)
Provision for credit losses	(8)	13	5	–	–	29	83	(65)
Compensation and benefits	85	94	134	(10)	(37)	267	506	(47)
General and administrative expenses	216	164	514	32	(58)	587	1,036	(43)
of which litigation provisions	100	28	334	257	(70)	209	404	(48)
Commission expenses	9	7	13	29	(31)	23	50	(54)
Restructuring expenses	21	11	21	91	0	39	120	(68)
Total other operating expenses	246	182	548	35	(55)	649	1,206	(46)
Total operating expenses	331	276	682	20	(51)	916	1,712	(46)
of which from noncontrolling interests without significant economic interest	2	2	7	0	(71)	8	21	(62)
Loss before taxes	(578)	(563)	(852)	3	(32)	(1,680)	(2,864)	(41)
of which from noncontrolling interests without significant economic interest	7	4	4	75	75	8	6	33
Number of employees (full-time equivalents)
Number of employees	1,640	1,640	1,840	0	(11)	1,640	1,840	(11)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	(1)	(3)	16	(67)	–	31	145	(79)
Legacy cross-border and small markets businesses	26	34	46	(24)	(43)	97	153	(37)
Legacy asset management positions	(85)	22	2	–	–	(67)	(56)	20
Legacy investment banking portfolio	(115)	(247)	(171)	(53)	(33)	(576)	(1,099)	(48)
Legacy funding costs	(90)	(92)	(75)	(2)	20	(247)	(246)	0
Other	1	6	6	(83)	(83)	11	7	57
Noncontrolling interests without significant economic interest	9	6	11	50	(18)	16	27	(41)
Net revenues	(255)	(274)	(165)	(7)	55	(735)	(1,069)	(31)
Balance sheet statistics (CHF million)
Total assets	49,409	54,427	77,581	(9)	(36)	49,409	77,581	(36)
Risk-weighted assets	35,842	38,101	53,268	(6)	(33)	35,842	53,268	(33)
Risk-weighted assets (USD)	37,042	39,786	54,949	(7)	(33)	37,042	54,949	(33)
Leverage exposure	65,385	71,611	115,008	(9)	(43)	65,385	115,008	(43)
Leverage exposure (USD)	67,574	74,778	118,638	(10)	(43)	67,574	118,638	(43)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	3Q17	2Q17	3Q16	9M17	9M16
Adjusted results (CHF million)
Net revenues	(255)	(274)	(165)	(735)	(1,069)
(Gains)/losses on business sales	0	0	0	(38)	4
Adjusted net revenues	(255)	(274)	(165)	(773)	(1,065)
Provision for credit losses	(8)	13	5	29	83
Total operating expenses	331	276	682	916	1,712
Restructuring expenses	(21)	(11)	(21)	(39)	(120)
Major litigation provisions	(88)	(21)	(318)	(179)	(318)
Adjusted total operating expenses	222	244	343	698	1,274
Loss before taxes	(578)	(563)	(852)	(1,680)	(2,864)
Total adjustments	109	32	339	180	442
Adjusted loss before taxes	(469)	(531)	(513)	(1,500)	(2,422)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
We reported negative net revenues of CHF 255 million in 3Q17 compared to negative net revenues of CHF 274 million in 2Q17 and CHF 165 million in 3Q16. Compared to 2Q17, the improvement was primarily driven by a reduction in overall funding costs and lower negative valuation adjustments, partially offset by higher exit losses related to the sale of legacy asset management positions.
Compared to 3Q16, the movement was primarily driven by a reduction in fee-based revenues as a result of accelerated business exits and higher exit losses related to the sale of legacy asset management positions. This movement was partially offset by lower overall funding costs.

Provision for credit losses
In 3Q17, there was a release of provision for credit losses of CHF 8 million compared to a provision for credit losses of CHF 13 million in 2Q17 and CHF 5 million in 3Q16. The improvement in 3Q17 was primarily related to improved economics of a single financing deal.
Total operating expenses
Total operating expenses of CHF 331 million increased CHF 55 million compared to 2Q17, primarily reflecting higher general and administrative expenses, including an increase in litigation provisions by CHF 72 million mainly in connection with mortgage-related matters. Total operating expenses in 3Q17 included costs of CHF 40 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses decreased 9%.
Compared to 3Q16, total operating expenses decreased CHF 351 million, due to lower general and administrative expenses, including significantly lower litigation provisions mainly in connection with mortgage-related matters, and lower compensation and benefits as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business. Adjusted total operating expenses decreased 35%.

Corporate Center
In 3Q17, Corporate Center recorded a loss before taxes of CHF 127 million compared to a loss of CHF 245 million in 2Q17 and a loss of CHF 207 million in 3Q16.
3Q17 results
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In 3Q17, Corporate Center recorded a loss before taxes of CHF 127 million compared to a loss of CHF 245 million in 2Q17, primarily driven by movements in treasury results, and compared to a loss of CHF 207 million in 3Q16.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. In 3Q17, treasury results reflected revenues with respect to structured notes volatility of CHF 150 million, compared to CHF 58 million in 3Q16. The 3Q17 results included the positive impact of an enhancement to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes that were previously recorded in accumulated other comprehensive income and were transferred to net income during 3Q17. We are in the process of migrating our structured notes portfolio to a new target operating model that allows for a more granular and precise valuation of the individual notes. This migration became sufficiently advanced during 3Q17 with respect to the rates sub-portfolio to allow for this change in estimate. Since 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center. Other revenues include required elimination adjustments associated with trading in own shares and, beginning in 3Q17, include the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group relating to Global Markets and Investment Banking & Capital Markets, predominantly through the end of 2017, and to Asia Pacific predominantly through the end of 2018. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements.
As announced in 2Q17, FINMA imposed an add-on to our risk-weighted assets relating to operational risk effective 3Q17. This add-on of CHF 5.2 billion was primarily in respect of our RMBS settlements. This increase was partially offset by CHF 2.7 billion movements in risk levels, primarily in credit risk, including the impact of the hedging transactions executed in connection with the Group’s risk-weighted assets.
Corporate Center results
	in			% change		in		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Statements of operations (CHF million)
Treasury results	45	(91)	68	–	(34)	(16)	(85)	(81)
Other	(8)	25	4	–	–	56	172	(67)
Net revenues	37	(66)	72	–	(49)	40	87	(54)
Provision for credit losses	0	1	0	(100)	–	3	(1)	–
Compensation and benefits	103	107	185	(4)	(44)	310	155	100
General and administrative expenses	44	61	89	(28)	(51)	149	298	(50)
Commission expenses	8	8	5	0	60	37	44	(16)
Restructuring expenses	9	2	0	350	–	12	0	–
Total other operating expenses	61	71	94	(14)	(35)	198	342	(42)
Total operating expenses	164	178	279	(8)	(41)	508	497	2
Loss before taxes	(127)	(245)	(207)	(48)	(39)	(471)	(409)	15
Balance sheet statistics (CHF million)
Total assets	65,636	63,480	62,007	3	6	65,636	62,007	6
Risk-weighted assets [1]	20,718	18,021	16,756	15	24	20,718	16,756	24
Leverage exposure [1]	63,467	59,858	59,154	6	7	63,467	59,154	7
1 Disclosed on a look-through basis.

Expense allocation to divisions
	in / end of			% change		in / end of		% change
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	671	679	745	(1)	(10)	2,023	1,852	9
General and administrative expenses	603	601	706	0	(15)	1,791	2,207	(19)
Commission expenses	8	8	5	0	60	37	44	(16)
Restructuring expenses	26	28	26	(7)	0	85	142	(40)
Total other operating expenses	637	637	737	0	(14)	1,913	2,393	(20)
Total operating expenses before allocation to divisions	1,308	1,316	1,482	(1)	(12)	3,936	4,245	(7)
Net allocation to divisions	1,144	1,138	1,203	1	(5)	3,428	3,748	(9)
of which Swiss Universal Bank	254	238	239	7	6	749	742	1
of which International Wealth Management	192	183	195	5	(2)	573	579	(1)
of which Asia Pacific	183	191	185	(4)	(1)	553	508	9
of which Global Markets	374	370	397	1	(6)	1,106	1,288	(14)
of which Investment Banking & Capital Markets	71	80	70	(11)	1	227	207	10
of which Strategic Resolution Unit	70	76	117	(8)	(40)	220	424	(48)
Total operating expenses	164	178	279	(8)	(41)	508	497	2
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 3Q17, assets under management were CHF 1,344.8 billion, with net asset outflows of CHF 1.8 billion in 3Q17.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of			% change
	3Q17	2Q17	4Q16	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	206.1	201.5	192.2	2.3
Swiss Universal Bank - Corporate & Institutional Clients	346.7	352.5	339.3	(1.6)
International Wealth Management - Private Banking	355.3	336.4	323.2	5.6
International Wealth Management - Asset Management	376.3	366.0	321.6	2.8
Asia Pacific - Private Banking	190.0	177.8	166.9	6.9
Strategic Resolution Unit	5.9	6.7	13.7	(11.9)
Assets managed across businesses [1]	(135.5)	(133.6)	(105.8)	1.4
Assets under management	1,344.8	1,307.3	1,251.1	2.9
of which discretionary assets	446.0	429.7	404.3	3.8
of which advisory assets	898.8	877.6	846.8	2.4
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	234.6	229.5	218.5	2.2
Swiss Universal Bank - Corporate & Institutional Clients	471.7	463.5	447.8	1.8
International Wealth Management - Private Banking	450.0	430.5	423.4	4.5
International Wealth Management - Asset Management	376.3	366.0	321.6	2.8
Asia Pacific - Private Banking	242.7	223.4	202.8	8.6
Strategic Resolution Unit	10.0	11.1	19.8	(9.9)
Assets managed across businesses [1]	(135.5)	(133.6)	(105.8)	1.4
Client Assets	1,649.8	1,590.4	1,528.1	3.7
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	3Q17	2Q17	3Q16	9M17	9M16
Growth in assets under management (CHF billion)
Net new assets	(1.8)	12.1	11.6	34.7	33.5
of which Swiss Universal Bank - Private Clients	1.0	1.7	0.9	4.7	1.9
of which Swiss Universal Bank - Corporate & Institutional Clients	(13.7)	0.0	(1.9)	(13.7)	1.7
of which International Wealth Management - Private Banking	3.6	4.6	4.4	12.9	15.2
of which International Wealth Management - Asset Management [1]	1.1	2.8	5.0	18.9	10.0
of which Asia Pacific - Private Banking	5.8	4.5	4.3	15.6	12.9
of which Strategic Resolution Unit	(0.5)	(0.5)	(1.9)	(2.0)	(5.6)
of which assets managed across businesses [2]	0.9	(1.0)	0.8	(1.7)	(2.6)
Other effects	39.3	(9.0)	24.9	59.0	6.6
of which Swiss Universal Bank - Private Clients	3.6	1.6	2.1	9.2	0.9
of which Swiss Universal Bank - Corporate & Institutional Clients	7.9	3.6	5.7	21.1	7.8
of which International Wealth Management - Private Banking	15.3	(4.4)	8.4	19.2	6.6
of which International Wealth Management - Asset Management	9.2	(3.9)	4.4	35.8	(7.0)
of which Asia Pacific - Private Banking	6.4	(4.1)	6.1	7.5	4.7
of which Strategic Resolution Unit	(0.3)	(0.6)	(0.1)	(5.8)	(3.9)
of which assets managed across businesses [2]	(2.8)	(1.2)	(1.7)	(28.0)	(2.5)
Growth in assets under management	37.5	3.1	36.5	93.7	40.1
of which Swiss Universal Bank - Private Clients	4.6	3.3	3.0	13.9	2.8
of which Swiss Universal Bank - Corporate & Institutional Clients	(5.8)	3.6	3.8	7.4	9.5
of which International Wealth Management - Private Banking	18.9	0.2	12.8	32.1	21.8
of which International Wealth Management - Asset Management [1]	10.3	(1.1)	9.4	54.7	3.0
of which Asia Pacific - Private Banking	12.2	0.4	10.4	23.1	17.6
of which Strategic Resolution Unit	(0.8)	(1.1)	(2.0)	(7.8)	(9.5)
of which assets managed across businesses [2]	(1.9)	(2.2)	(0.9)	(29.7)	(5.1)
Growth in assets under management (annualized) (%)
Net new assets	(0.6)	3.7	3.7	3.7	3.7
of which Swiss Universal Bank - Private Clients	2.0	3.4	1.9	3.3	1.3
of which Swiss Universal Bank - Corporate & Institutional Clients	(15.5)	0.0	(2.3)	(5.4)	0.7
of which International Wealth Management - Private Banking	4.3	5.5	5.8	5.3	7.0
of which International Wealth Management - Asset Management [1]	1.2	3.1	6.4	7.8	4.1
of which Asia Pacific - Private Banking	13.0	10.1	10.9	12.5	11.4
of which Strategic Resolution Unit	(29.9)	(25.6)	(38.4)	(19.5)	(27.4)
of which assets managed across businesses [2]	(2.7)	3.0	(3.4)	2.1	3.8
Other effects	12.1	(2.7)	8.3	6.3	0.7
of which Swiss Universal Bank - Private Clients	7.1	3.3	4.5	6.3	0.7
of which Swiss Universal Bank - Corporate & Institutional Clients	8.9	4.1	6.9	8.3	3.2
of which International Wealth Management - Private Banking	18.2	(5.3)	11.3	7.9	3.0
of which International Wealth Management - Asset Management	10.1	(4.3)	5.5	14.9	(2.9)
of which Asia Pacific - Private Banking	14.4	(9.2)	15.4	6.0	4.2
of which Strategic Resolution Unit	(17.9)	(30.8)	(2.0)	(56.4)	(19.0)
of which assets managed across businesses [2]	8.4	3.7	7.2	35.3	3.6
Growth in assets under management	11.5	1.0	12.0	10.0	4.4
of which Swiss Universal Bank - Private Clients	9.1	6.7	6.4	9.6	2.0
of which Swiss Universal Bank - Corporate & Institutional Clients	(6.6)	4.1	4.6	2.9	3.9
of which International Wealth Management - Private Banking	22.5	0.2	17.1	13.2	10.0
of which International Wealth Management - Asset Management [1]	11.3	(1.2)	11.9	22.7	1.2
of which Asia Pacific - Private Banking	27.4	0.9	26.3	18.5	15.6
of which Strategic Resolution Unit	(47.8)	(56.4)	(40.4)	(75.9)	(46.4)
of which assets managed across businesses [2]	5.7	6.7	3.8	37.4	7.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	3Q17	2Q17	3Q16	9M17	9M16
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	2.2	3.4	2.8	–	–
of which Swiss Universal Bank - Private Clients	1.5	1.5	0.5	–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	(3.8)	(0.3)	1.3	–	–
of which International Wealth Management - Private Banking	4.3	4.7	3.8	–	–
of which International Wealth Management - Asset Management [1]	4.5	5.8	4.3	–	–
of which Asia Pacific - Private Banking	9.7	9.4	11.4	–	–
of which Strategic Resolution Unit	(27.5)	(31.8)	(5.8)	–	–
of which assets managed across businesses [2]	1.2	1.4	2.1	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3Q17 results
As of the end of 3Q17, assets under management of CHF 1,344.8 billion increased CHF 37.5 billion compared to the end of 2Q17. The increase was mainly driven by favorable market and foreign exchange-related movements, partially offset by net asset outflows of CHF 1.8 billion.
Net asset outflows of CHF 1.8 billion mainly reflected outflows of CHF 13.7 billion in the Corporate & Institutional Clients business of Swiss Universal Bank primarily due to redemptions of CHF 13.3 billion from a single public sector mandate, partially offset by net new assets of CHF 5.8 billion in the Private Banking business of Asia Pacific, primarily reflecting inflows from Greater China and net new assets of CHF 3.6 billion in the Private Banking business of International Wealth Management, reflecting solid inflows from emerging markets and Europe.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.

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Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q17, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015 and the associated disclosure requirements. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
>Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Following an observation period that began in 2012, the NSFR will become a minimum standard in Switzerland on January 1, 2019, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by FINMA.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
As of the end of 3Q17, our liquidity pool managed by Treasury had an HQLA value of CHF 166.0 billion. The liquidity pool consisted of CHF 97.8 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 68.2 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 3Q17, the portfolio that is not managed by Treasury had a market value of CHF 31.3 billion, consisting of CHF 8.1 billion of high-grade bonds and CHF 23.2 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
End of	3Q17					2Q17	4Q16
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	73,022	16,629	6,421	1,727	97,799	94,213	98,294
Securities	5,776	32,478	10,070	19,844	68,168	61,496	91,680
Liquid assets [1]	78,798	49,107	16,491	21,571	165,967	155,709	189,974
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. For disclosure purposes, since January 1, 2017, our LCR is calculated using a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Beginning on March 31, 2017, our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 181% as of the end of 3Q17, an increase from 165% as of the end of 2Q17, representing an average HQLA of CHF 167.8 billion and average net cash outflows of CHF 92.5 billion.
A significant part of the increase in the LCR in 3Q17 resulted from an increase in HQLA, which was mainly driven by the increase in the amount of securities held. The remainder of the increase resulted from a reduction in net cash outflows compared to the prior quarter, primarily arising from decreased cash outflows associated with other collateral requirements, credit and liquidity facilities and balances related to open and failed trades.

Liquidity coverage ratio – Group
End of	3Q17				2Q17		4Q16
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	168,779		167,810		158,797		190,642
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	155,520		19,564		19,053		18,811
Unsecured wholesale funding	211,091		83,410		83,985		74,763
Secured wholesale funding	149,046		66,424		70,155		63,312
Additional requirements	177,708		37,536		40,321		46,434
Other contractual funding obligations	69,459		69,459		77,177		66,300
Other contingent funding obligations	228,500		6,305		6,863		6,279
Total cash outflows	991,324		282,698		297,554		275,899
Cash inflows (CHF million)
Secured lending	131,449		86,276		90,958		80,759
Inflows from fully performing exposures	61,728		30,708		31,216		30,234
Other cash inflows	73,197		73,197		79,132		70,618
Total cash inflows	266,374		190,181		201,306		181,611
Liquidity coverage ratio
High-quality liquid assets (CHF million)			167,810		158,797		190,642
Net cash outflows (CHF million)			92,517		96,248		94,288
Liquidity coverage ratio (%)			181		165		202
Calculated using a three-month average which since 1Q17 is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 3Q17, compared to 19% as of the end of 2Q17, primarily reflecting a small increase in deposits and loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 327 billion as of the end of 3Q17, compared to CHF 323 billion as of the end of 2Q17, reflecting a small increase in the customer deposit base in our private banking and corporate & institutional banking businesses. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, and off-balance sheet for further information.
Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.

As of the end of 3Q17, we had outstanding long-term debt of CHF 180.3 billion, which included senior and subordinated instruments. We had CHF 57.0 billion and CHF 18.7 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q17 compared to CHF 57.7 billion and CHF 18.4 billion, respectively, as of the end of 2Q17.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 3Q17, the weighted average maturity of long-term debt was 5.9 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings decreased to CHF 16.2 billion as of the end of 3Q17 compared to CHF 17.2 billion as of the end of 2Q17, mainly due to the maturity of outstanding notes and lower issuances.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q17, excluding structured notes.
Debt issuances and redemptions
in 3Q17	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.1	4.0	0.0	4.1
of which unsecured	0.0	4.0	0.0	4.0
of which secured [1]	0.1	0.0	0.0	0.1
Maturities / Redemptions	2.7	0.0	0.0	2.7
of which unsecured	2.7	0.0	0.0	2.7
of which secured [1]	0.0	0.0	0.0	0.0
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.4 billion, CHF 1.7 billion and CHF 2.4 billion, respectively, as of the end of 3Q17, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information.

Capital management
As of the end of 3Q17, our BIS CET1 ratio was 14.0% and 13.2% on a look-through basis. Our BIS tier 1 leverage ratio was 5.7% and 5.2% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for G-SIB. The Financial Stability Board has identified Credit Suisse as a G-SIB and currently requires Credit Suisse to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%
Capital conservation buffer	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%
Tier 1	8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%
Total capital	10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (2013 FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Regulatory developments and proposals” below and in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2016 for further information on the FINMA Decree.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 3Q17, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
Partial replacement of the 2013 FINMA Decree
In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes. This decree partially replaces certain aspects of the 2013 FINMA Decree, but all other aspects of that decree remain in force. The 2017 FINMA Decree is effective retroactively as of July 1, 2017. The changes aim to create a capital adequacy framework for the Bank parent company that is more comparable to relevant international frameworks and does not rely on exemptions from, or corrections of, the basic framework applicable to all Swiss banks. The changes only apply to the going concern capital requirements for the Bank parent company, which, as of July 1, 2017, amount to 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments. Additional effects from countercyclical buffers impact the CET1 minimum requirement. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
The new rules will require the Bank parent company to risk-weight both direct and indirect investments in subsidiaries, with the initial risk-weight set at 200%. Beginning in 2019, these risk-weights will gradually increase over 10 years to 250% for participations in subsidiaries in Switzerland and to 400% for participations in subsidiaries abroad. This replaces the existing framework that, for systemically relevant banks, provided exemptions to the general rule of capital deduction with respect to investments in subsidiaries to avoid unintended effects from the existing “Too Big to Fail” legislation and capital requirements thereunder. Furthermore, the Swiss administration plans to amend the Capital Adequacy Ordinance accordingly so that these new rules will apply to all banks in Switzerland.
The 2017 FINMA Decree also applies an adjustment (referred to as a regulatory filter) to any impact on CET1 capital arising from the upcoming accounting change under applicable Swiss banking rules for the Bank parent company’s investments in subsidiaries from the current portfolio valuation method to the individual valuation method by 2020. The regulatory filter allows for the measurement of the regulatory capital position as if the Bank parent company had maintained the portfolio valuation method, which results in higher total participation values subject to risk weighting.
> Refer to www.credit-suisse.com/regulatorydisclosures for the Bank parent company’s regulatory disclosures.

Other developments
In October 2017, the BCBS published final guidelines on the identification and management of step-in risk. Step-in risk refers to the risk that a bank decides to provide financial support to an unconsolidated entity that is facing financial stress in the absence of, or in excess of, any contractual obligations or equity ties to actually provide such support, in particular to avoid reputational risks. The guidelines do not prescribe any automatic liquidity or capital charge, but rather rely on existing prudential measures to mitigate significant step-in risk through identification and management of step-in risks and a supervisory process built on reporting. The BCBS expects the guidelines to be implemented in member jurisdictions by 2020.
In October 2017, FINMA announced its re-assessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2017, our capital ratio rebate is 0.868% and our leverage ratio rebate is 0.28%.
issuances and redemptions
Issuances
In July 2017, the Group issued EUR 1.5 billion 1.25% senior notes due 2025.
In September 2017, the Group issued GBP 750 million 2.125% senior notes due 2025, USD 1,000 million 2.997% senior notes due 2023 and USD 500 million floating rate senior notes due 2023.
In October 2017, the Group issued JPY 38.7 billion 0.553% callable senior notes due 2023, JPY 8.3 billion 0.904% callable senior notes due 2027 and JPY 10 billion 1.269% callable senior notes due 2033.
All of the above-mentioned issuances count as bail-in instruments.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 7.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.8%, both as of the end of 3Q17.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.4 billion and the Higher Trigger Capital Ratio was 4.6%, both as of the end of 3Q17.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions in the Credit Suisse Annual Report 2016 for further information on the Higher Trigger Capital Amount.
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q17	2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,331	37,011	36,576	1	34,860	34,467	30,783	1
Tier 1 capital	51,848	51,260	48,865	1	47,210	46,687	41,879	1
Total eligible capital	57,208	56,526	55,728	1	51,322	50,721	46,758	1
Risk-weighted assets	266,588	260,918	271,372	2	265,012	259,337	268,045	2
Capital ratios (%)
CET1 ratio	14.0	14.2	13.5	–	13.2	13.3	11.5	–
Tier 1 ratio	19.4	19.6	18.0	–	17.8	18.0	15.6	–
Total capital ratio	21.5	21.7	20.5	–	19.4	19.6	17.4	–
BIS capital metrics
Our CET1 ratio was 14.0% as of the end of 3Q17 compared to 14.2% as of the end of 2Q17, reflecting a slight increase in CET1 capital and higher RWA. Our tier 1 ratio was 19.4% as of the end of 3Q17 compared to 19.6% as of the end of 2Q17. Our total capital ratio was 21.5% as of the end of 3Q17 compared to 21.7% as of the end of 2Q17.
CET1 capital was CHF 37.3 billion as of the end of 3Q17, a slight increase compared to CHF 37.0 billion as of the end of 2Q17, mainly reflecting a positive foreign exchange impact and net income attributable to shareholders, partially offset by the impact of a dividend accrual and the net regulatory impact of losses on fair-valued financial liabilities due to changes in own credit risk.
Additional tier 1 capital increased to CHF 14.5 billion as of the end of 3Q17 compared to CHF 14.2 billion as of the end of 2Q17, mainly reflecting a positive foreign exchange impact and the impact of the prescribed amortization of issuance fees as instruments move closer to their maturity date.
Tier 2 capital increased slightly to CHF 5.4 billion as of the end of 3Q17 compared to CHF 5.3 billion as of the end of 2Q17, mainly reflecting a positive foreign exchange impact.

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	3Q17		2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,858		43,493	41,897	1	43,858	43,493	41,897	1
Regulatory adjustments [1]	(597)		(372)	(694)	60	(597)	(372)	(694)	60
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	590		600	1,246	(2)	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	39		45	83	(13)	–	–	–	–
Goodwill [2]	(3,755)		(3,722)	(2,919)	1	(4,694)	(4,653)	(4,864)	1
Other intangible assets [2]	(49)		(49)	(42)	0	(61)	(62)	(70)	(2)
Deferred tax assets that rely on future profitability	(2,133)		(2,230)	(2,120)	(4)	(2,666)	(2,787)	(3,534)	(4)
Shortfall of provisions to expected losses	(375)		(396)	(299)	(5)	(469)	(496)	(498)	(5)
Gains/(losses) due to changes in own credit on fair-valued liabilities	1,745		1,483	435	18	2,181	1,853	724	18
Defined benefit pension assets [2]	(972)		(860)	(479)	13	(1,215)	(1,075)	(798)	13
Investments in own shares	(7)		(4)	(1)	75	(9)	(5)	(2)	80
Other adjustments [3]	17		10	11	70	21	14	20	50
Deferred tax assets from temporary differences (threshold-based)	(1,030)		(987)	(542)	4	(1,489)	(1,443)	(1,398)	3
Adjustments subject to phase-in	(5,930)	[4]	(6,110)	(4,627)	(3)	(8,401)	(8,654)	(10,420)	(3)
CET1 capital	37,331		37,011	36,576	1	34,860	34,467	30,783	1
High-trigger capital instruments (7% trigger)	7,505		7,418	6,000	1	7,505	7,418	6,000	1
Low-trigger capital instruments (5.125% trigger)	4,845		4,802	5,096	1	4,845	4,802	5,096	1
Additional tier 1 instruments	12,350		12,220	11,096	1	12,350	12,220	11,096	1
Additional tier 1 instruments subject to phase-out [5]	2,704		2,631	2,899	3	–	–	–	–
Deductions from additional tier 1 capital	(537)	[6]	(602)	(1,706)	(11)	–	–	–	–
Additional tier 1 capital	14,517		14,249	12,289	2	12,350	12,220	11,096	1
Tier 1 capital	51,848		51,260	48,865	1	47,210	46,687	41,879	1
High-trigger capital instruments (7% trigger)	0		0	698	–	0	0	698	–
Low-trigger capital instruments (5% trigger)	4,112		4,034	4,181	2	4,112	4,034	4,181	2
Tier 2 instruments	4,112		4,034	4,879	2	4,112	4,034	4,879	2
Tier 2 instruments subject to phase-out	1,295		1,281	2,083	1	–	–	–	–
Deductions from tier 2 capital	(47)		(49)	(99)	(4)	–	–	–	–
Tier 2 capital	5,360		5,266	6,863	2	4,112	4,034	4,879	2
Total eligible capital	57,208		56,526	55,728	1	51,322	50,721	46,758	1
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

Total eligible capital was CHF 57.2 billion as of the end of 3Q17 compared to CHF 56.5 billion as of the end of 2Q17.
As of the end of 3Q17, the look-through CET1 ratio was 13.2% compared to 13.3% as of the end of 2Q17. As of the end of 3Q17, the look-through total capital ratio was 19.4% compared to 19.6% as of the end of 2Q17.

Capital movement – Group
3Q17	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	37,011		34,467
Net income attributable to shareholders	244		244
Foreign exchange impact	257	[1]	232
Other	(181)	[2]	(83)
Balance at end of period	37,331		34,860
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,249		12,220
Foreign exchange impact	115		94
Other	153	[3]	36
Balance at end of period	14,517		12,350
Tier 2 capital (CHF million)
Balance at beginning of period	5,266		4,034
Foreign exchange impact	116		96
Other	(22)		(18)
Balance at end of period	5,360		4,112
Eligible capital (CHF million)
Balance at end of period	57,208		51,322
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the impact of a dividend accrual, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk and certain deferred tax assets).

3
Includes the impact of the prescribed amortization of issuance fees as instruments move closer to their maturity date and the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk, which will be deducted from CET1 once Basel III is fully implemented.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market and operational risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Capital requirements for premises and equipment are also included in credit risk. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk-weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
RWA increased 2% to CHF 266.6 billion as of the end of 3Q17 compared to CHF 260.9 billion as of the end of 2Q17, primarily driven by methodology and policy changes in operational risk and credit risk and a foreign exchange impact. These increases were partially offset by decreases resulting from movements in risk levels in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, partially offset by increases related to methodology and policy changes. The decrease in risk levels attributable to book size in the Corporate Center mainly reflected the impact of hedging transactions executed in connection with managing the Group’s risk-weighted asset position. The decrease in risk levels attributable to book size in the Strategic Resolution Unit was partially related to the sale of legacy asset management positions, and the decrease in Asia Pacific was partially due to the securitization of certain lending exposures. Risk levels attributable to book size were also impacted by reductions in advanced CVA resulting from decreased exposures in the Strategic Resolution Unit and Swiss Universal Bank. These decreases were partially offset by the expiration of a credit risk hedge and increases in derivative exposures primarily in Global Markets. The increase relating to methodology and policy changes was mainly due to an additional phase-in of the multiplier on income producing real estate exposures within Swiss Universal Bank and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by movements in risk levels in Global Markets, partially offset by a decrease relating to movements in risk levels primarily in Asia Pacific.
The increase in operational risk was driven by methodology and policy changes reflecting the FINMA-imposed add-on of CHF 5.2 billion primarily in respect of our RMBS settlements.

Risk-weighted asset movement by risk type – Group
3Q17 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	51,497	22,907	20,464	30,131	15,985	16,523	19,379	176,886
Foreign exchange impact	241	400	263	445	339	223	168	2,079
Movements in risk levels	(457)	313	(786)	2,425	239	(2,639)	(2,935)	(3,840)
of which credit risk – book size [1]	(610)	457	(902)	2,612	575	(2,882)	(2,908)	(3,658)
of which credit risk – book quality [2]	153	(144)	116	(187)	(336)	243	(27)	(182)
Model and parameter updates [3]	40	(217)	(7)	88	55	48	26	33
Methodology and policy changes [4]	464	(37)	97	383	222	46	2	1,177
Balance at end of period – phase-in	51,785	23,366	20,031	33,472	16,840	14,201	16,640	176,335
Market risk
Balance at beginning of period	861	1,085	5,993	7,881	88	1,918	223	18,049
Foreign exchange impact	19	26	139	161	2	44	5	396
Movements in risk levels	(205)	109	(843)	1,408	(20)	0	258	707
Model and parameter updates [3]	0	117	81	(268)	1	19	(22)	(72)
Balance at end of period – phase-in	675	1,337	5,370	9,182	71	1,981	464	19,080
Operational risk
Balance at beginning of period	12,068	12,523	5,836	13,321	2,575	19,660	0	65,983
Movements in risk levels	(9)	(9)	0	18	0	0	0	0
Methodology and policy changes [4]	0	0	0	0	0	0	5,190	5,190
Balance at end of period – phase-in	12,059	12,514	5,836	13,339	2,575	19,660	5,190	71,173
Total
Balance at beginning of period	64,426	36,515	32,293	51,333	18,648	38,101	19,602	260,918
Foreign exchange impact	260	426	402	606	341	267	173	2,475
Movements in risk levels	(671)	413	(1,629)	3,851	219	(2,639)	(2,677)	(3,133)
Model and parameter updates [3]	40	(100)	74	(180)	56	67	4	(39)
Methodology and policy changes [4]	464	(37)	97	383	222	46	5,192	6,367
Balance at end of period – phase-in	64,519	37,217	31,237	55,993	19,486	35,842	22,294	266,588
Look-through adjustment [5]	–	–	–	–	–	–	(1,576)	(1,576)
Balance at end of period – look-through	64,519	37,217	31,237	55,993	19,486	35,842	20,718	265,012
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.
5
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
3Q17 (CHF million)
Credit risk	51,785	23,366	20,031	33,472	16,840	14,201	16,640	176,335
Market risk	675	1,337	5,370	9,182	71	1,981	464	19,080
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	5,190	71,173
Risk-weighted assets – phase-in	64,519	37,217	31,237	55,993	19,486	35,842	22,294	266,588
Look-through adjustment	–	–	–	–	–	–	(1,576)	(1,576)
Risk-weighted assets – look-through	64,519	37,217	31,237	55,993	19,486	35,842	20,718	265,012
4Q16 (CHF million)
Credit risk	52,713	21,737	19,961	29,565	15,280	22,214	20,599	182,069
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 909.0 billion as of the end of 3Q17, stable compared to the end of 2Q17 reflecting the Group’s stable balance sheet assets.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	3Q17	2Q17	4Q16
Look-through leverage exposure (CHF million)
Swiss Universal Bank	256,207	260,479	252,889
International Wealth Management	93,455	93,107	94,092
Asia Pacific	106,128	101,583	108,926
Global Markets	281,531	276,483	284,143
Investment Banking & Capital Markets	42,794	43,073	45,571
Strategic Resolution Unit	65,385	71,611	105,768
Corporate Center	63,467	59,858	59,374
Leverage exposure	908,967	906,194	950,763
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.7% as of the end of 3Q17, with a CET1 component of 4.1%. On a look-through basis, the tier 1 leverage ratio was 5.2%, with a CET1 component of 3.8%.
The CET1 leverage ratio of 4.1% as of the end of 3Q17 was stable compared to the end of 2Q17, reflecting a slight increase in CET1 capital and stable leverage exposure.
The tier 1 leverage ratio of 5.7% as of the end of 3Q17 increased compared to 5.6% as of the end of 2Q17, mainly reflecting a slight increase in tier 1 capital and stable leverage exposure.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	3Q17	2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Leverage exposure (CHF million)
Balance sheet assets	788,690	783,411	819,861	1	788,690	783,411	819,861	1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,551)	(12,210)	(9,316)	3	(15,573)	(15,235)	(15,620)	2
Derivative financial instruments	85,872	87,106	88,656	(1)	85,872	87,106	88,656	(1)
Securities financing transactions	(25,298)	(23,788)	(22,766)	6	(25,298)	(23,788)	(22,766)	6
Off-balance sheet exposures	75,276	74,700	80,632	1	75,276	74,700	80,632	1
Total adjustments	123,299	125,808	137,206	(2)	120,277	122,783	130,902	(2)
Leverage exposure	911,989	909,219	957,067	0	908,967	906,194	950,763	0
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q17	2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,331	37,011	36,576	1	34,860	34,467	30,783	1
Tier 1 capital	51,848	51,260	48,865	1	47,210	46,687	41,879	1
Leverage exposure	911,989	909,219	957,067	0	908,967	906,194	950,763	0
Leverage ratios (%)
CET1 leverage ratio	4.1	4.1	3.8	–	3.8	3.8	3.2	–
Tier 1 leverage ratio	5.7	5.6	5.1	–	5.2	5.2	4.4	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 3Q17, our Swiss CET1 ratio was 13.9%, our going concern capital ratio was 20.1%, our gone concern capital ratio was 12.7% and our TLAC ratio was 32.8%.
On a look-through basis, as of the end of 3Q17, our Swiss CET1 capital was CHF 34.7 billion and our Swiss CET1 ratio was 13.1%. Our going concern capital was CHF 47.1 billion and our going concern capital ratio was 17.7%. Our gone concern capital was CHF 33.5 billion and our gone concern capital ratio was 12.6%. Our total loss-absorbing capacity was CHF 80.6 billion and our TLAC ratio was 30.3%.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q17	2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,178	36,865	36,417	1	34,705	34,319	30,616	1
Going concern capital	53,640	53,118	52,392	1	47,055	46,538	42,410	1
Gone concern capital	34,040	29,487	26,783	15	33,535	29,065	26,340	15
Total loss-absorbing capacity (TLAC)	87,680	82,605	79,175	6	80,590	75,603	68,750	7
Swiss risk-weighted assets	267,184	261,580	272,090	2	265,607	259,999	268,762	2
Swiss capital ratios (%)
Swiss CET1 ratio	13.9	14.1	13.4	–	13.1	13.2	11.4	–
Going concern capital ratio	20.1	20.3	19.3	–	17.7	17.9	15.8	–
Gone concern capital ratio	12.7	11.3	9.8	–	12.6	11.2	9.8	–
TLAC ratio	32.8	31.6	29.1	–	30.3	29.1	25.6	–

Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	3Q17	2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,331	37,011	36,576	1	34,860	34,467	30,783	1
Swiss regulatory adjustments [1]	(153)	(146)	(159)	5	(155)	(148)	(167)	5
Swiss CET1 capital	37,178	36,865	36,417	1	34,705	34,319	30,616	1
Additional tier 1 high-trigger capital instruments	7,505	7,417	6,000	1	7,505	7,417	6,000	1
Grandfathered capital instruments	8,957	8,836	9,975	1	4,845	4,802	5,794	1
of which additional tier 1 low-trigger capital instruments	4,845	4,802	5,096	1	4,845	4,802	5,096	1
of which tier 2 high-trigger capital instruments	0	0	698	–	0	0	698	–
of which tier 2 low-trigger capital instruments	4,112	4,034	4,181	2	–	–	–	–
Swiss additional tier 1 capital	16,462	16,253	15,975	1	12,350	12,219	11,794	1
Going concern capital	53,640	53,118	52,392	1	47,055	46,538	42,410	1
Bail-in debt instruments	29,423	25,030	22,159	18	29,423	25,030	22,159	18
Additional tier 1 instruments subject to phase-out	2,704	2,631	2,899	3	–	–	–	–
Tier 2 instruments subject to phase-out	1,295	1,281	2,083	1	–	–	–	–
Tier 2 amortization component	1,202	1,194	1,448	1	–	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	–	4,112	4,035	4,181	2
Deductions	(584)	(649)	(1,806)	(10)	–	–	–	–
Gone concern capital	34,040	29,487	26,783	15	33,535	29,065	26,340	15
Total loss-absorbing capacity	87,680	82,605	79,175	6	80,590	75,603	68,750	7
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	266,588	260,918	271,372	2	265,012	259,337	268,045	2
Swiss regulatory adjustments [2]	596	662	718	(10)	595	662	717	(10)
Swiss risk-weighted assets	267,184	261,580	272,090	2	265,607	259,999	268,762	2
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q17	2Q17	4Q16	QoQ	3Q17	2Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,178	36,865	36,417	1	34,705	34,319	30,616	1
Going concern capital	53,640	53,118	52,392	1	47,055	46,538	42,410	1
Gone concern capital	34,040	29,487	26,783	15	33,535	29,065	26,340	15
Total loss-absorbing capacity	87,680	82,605	79,175	6	80,590	75,603	68,750	7
Leverage exposure	911,989	909,219	957,067	0	908,967	906,194	950,763	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.1	3.8	–	3.8	3.8	3.2	–
Going concern leverage ratio	5.9	5.8	5.5	–	5.2	5.1	4.5	–
Gone concern leverage ratio	3.7	3.2	2.8	–	3.7	3.2	2.8	–
TLAC leverage ratio	9.6	9.1	8.3	–	8.9	8.3	7.2	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 3Q17, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 5.9%, our gone concern leverage ratio was 3.7% and our TLAC leverage ratio was 9.6%.
On a look-through basis, as of the end of 3Q17, our Swiss CET1 leverage ratio was 3.8%, our going concern leverage ratio was 5.2%, our gone concern leverage ratio was 3.7% and our TLAC leverage ratio was 8.9%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	3Q17	2Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,560	38,472	37,356	0
Tier 1 capital	52,286	51,994	48,888	1
Total eligible capital	57,646	57,260	55,802	1
Risk-weighted assets	267,400	261,449	270,653	2
Capital ratios (%)
CET1 ratio	14.4	14.7	13.8	–
Tier 1 ratio	19.6	19.9	18.1	–
Total capital ratio	21.6	21.9	20.6	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	3Q17		2Q17	4Q16	% change QoQ
Eligible capital (CHF million)
Total shareholder's equity	44,923		44,724	42,789	0
Regulatory adjustments [1]	(609)		(407)	(22)	50
Adjustments subject to phase-in	(5,754)	[2]	(5,845)	(5,411)	(2)
CET1 capital	38,560		38,472	37,356	0
Additional tier 1 instruments	11,509	[3]	11,402	10,217	1
Additional tier 1 instruments subject to phase-out [4]	2,704		2,631	2,899	3
Deductions from additional tier 1 capital	(487)	[5]	(511)	(1,584)	(5)
Additional tier 1 capital	13,726		13,522	11,532	2
Tier 1 capital	52,286		51,994	48,888	1
Tier 2 instruments	4,112	[6]	4,034	4,931	2
Tier 2 instruments subject to phase-out	1,295		1,281	2,083	1
Deductions from tier 2 capital	(47)		(49)	(100)	(4)
Tier 2 capital	5,360		5,266	6,914	2
Total eligible capital	57,646		57,260	55,802	1
Risk-weighted assets by risk type (CHF million)
Credit risk	177,147		177,417	181,350	0
Market risk	19,080		18,049	23,248	6
Operational risk	71,173		65,983	66,055	8
Risk-weighted assets	267,400		261,449	270,653	2
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 0.8 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	3Q17	2Q17	4Q16	QoQ
Leverage exposure (CHF million)
Balance sheet assets	791,146	785,494	822,065	1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,535)	(12,103)	(10,639)	4
Derivative financial instruments	86,050	87,176	88,975	(1)
Securities financing transactions	(25,298)	(23,787)	(22,766)	6
Off-balance sheet exposures	75,276	74,700	80,661	1
Total adjustments	123,493	125,986	136,231	(2)
Leverage exposure	914,639	911,480	958,296	0
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	3Q17	2Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,560	38,472	37,356	0
Tier 1 capital	52,286	51,994	48,888	1
Leverage exposure	914,639	911,480	958,296	0
Leverage ratios (%)
CET1 leverage ratio	4.2	4.2	3.9	–
Tier 1 leverage ratio	5.7	5.7	5.1	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
				% change
end of	3Q17	2Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,407	38,326	37,196	0
Going concern capital	54,028	53,762	52,344	0
Gone concern capital	34,152	29,580	26,904	15
Total loss-absorbing capacity	88,180	83,342	79,248	6
Swiss risk-weighted assets	267,986	262,101	271,359	2
Swiss capital ratios (%)
Swiss CET1 ratio	14.3	14.6	13.7	–
Going concern capital ratio	20.2	20.5	19.3	–
Gone concern capital ratio	12.7	11.3	9.9	–
TLAC ratio	32.9	31.8	29.2	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
				% change
end of	3Q17	2Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	38,560	38,472	37,356	0
Swiss regulatory adjustments [1]	(153)	(146)	(160)	5
Swiss CET1 capital	38,407	38,326	37,196	0
Additional tier 1 high-trigger capital instruments	7,578	7,507	6,083	1
Grandfathered capital instruments	8,043	7,929	9,065	1
of which additional tier 1 low-trigger capital instruments	3,931	3,895	4,134	1
of which tier 2 high-trigger capital instruments	0	0	750	–
of which tier 2 low-trigger capital instruments	4,112	4,034	4,181	2
Swiss additional tier 1 capital	15,621	15,436	15,148	1
Going concern capital	54,028	53,762	52,344	0
Bail-in debt instruments	29,486	25,034	22,159	18
Additional tier 1 instruments subject to phase-out	2,704	2,631	2,899	3
Tier 2 instruments subject to phase-out	1,295	1,281	2,083	1
Tier 2 amortization component	1,201	1,194	1,447	1
Deductions	(534)	(560)	(1,684)	(5)
Gone concern capital	34,152	29,580	26,904	15
Total loss-absorbing capacity	88,180	83,342	79,248	6
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	267,400	261,449	270,653	2
Swiss regulatory adjustments [2]	586	652	706	(10)
Swiss risk-weighted assets	267,986	262,101	271,359	2
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
				% change
end of	3Q17	2Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,407	38,326	37,196	0
Going concern capital	54,028	53,762	52,344	0
Gone concern capital	34,152	29,580	26,904	15
Total loss-absorbing capacity	88,180	83,342	79,248	6
Leverage exposure	914,639	911,480	958,296	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2	4.2	3.9	–
Going concern leverage ratio	5.9	5.9	5.5	–
Gone concern leverage ratio	3.7	3.2	2.8	–
TLAC leverage ratio	9.6	9.1	8.3	–

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity increased from CHF 43.5 billion as of the end of 2Q17 to CHF 43.9 billion as of the end of 3Q17. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, net income attributable to shareholders and an increase in the share-based compensation obligation. These movements were partially offset by losses on fair value elected liabilities relating to credit risk and transactions relating to the settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
end of	3Q17	2Q17	4Q16	QoQ
Shareholders' equity (CHF million)
Common shares	102	102	84	0
Additional paid-in capital	35,527	35,465	32,131	0
Retained earnings	27,099	26,855	25,954	1
Treasury shares, at cost	(17)	(40)	0	(58)
Accumulated other comprehensive loss	(18,853)	(18,889)	(16,272)	0
Total shareholders' equity	43,858	43,493	41,897	1
Goodwill	(4,715)	(4,673)	(4,913)	1
Other intangible assets	(219)	(195)	(213)	12
Tangible shareholders' equity [1]	38,924	38,625	36,771	1
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	2,089.9	0
Treasury shares	(0.9)	(2.7)	0.0	(67)
Shares outstanding	2,555.1	2,553.3	2,089.9	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	17.17	17.03	20.05	1
Goodwill per share	(1.85)	(1.83)	(2.35)	1
Other intangible assets per share	(0.09)	(0.07)	(0.11)	29
Tangible book value per share [1]	15.23	15.13	17.59	1
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q17, our available economic capital increased CHF 0.8 billion to CHF 50.0 billion, economic risk capital increased CHF 0.7 billion to CHF 32.4 billion and average risk management VaR decreased 4% to USD 26 million. Gross impaired loans of CHF 2.2 billion decreased slightly on a gross loan portfolio of CHF 276.9 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2016 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
North Korean crisis
Following North Korea’s launch of several missiles and a nuclear test, the United Nations (UN) passed new sanctions. Against this uncertain environment, we enhanced risk controls around the relevant portfolios and increased the size of the macro hedge program to offset potential losses. We continued to closely assess and monitor the related risks in our portfolio through several scenarios.
US markets and Fed tapering
In September the Fed announced the unwinding of its quantitative easing (QE) program and indicated that there could be another rate hike by year end, despite persistently low inflation. Also, valuations are currently high in equity and credit markets. Using a suite of scenarios, we continue to monitor the risk associated with high valuations and a potential disorderly QE program wind down.
Natural disasters
Recent hurricanes in the Caribbean and the US caused immediate and widespread economic disruption and affected some Credit Suisse offices, including utility power loss and infrastructure shutdown. Our crisis management team successfully engaged recovery procedures and notification tools allowing offices to continue operation. Some insurance-linked funds managed by Credit Suisse have an exposure to the affected areas. We expect a limited impact on revenues in our insurance-linked funds business and on our credit portfolio. An earthquake in Mexico required staff evacuation, however, did not have any further implications.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on economic risk capital.
With effect from July 1, 2017, the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services to private and institutional clients across the three divisions. These services are now managed as a single business within the Global Markets division, referred to as ITS. As a result, we have updated our divisional capital allocation key and revenue sharing agreements. The impact of this update on our economic risk capital measures was immaterial and prior periods have not been restated.

Economic risk capital
	in / end of			% change
	3Q17	2Q17	4Q16	QoQ	Ytd
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	34,860	34,467	30,783	1	13
Economic adjustments [1]	15,123	14,733	15,166	3	0
Available economic capital	49,983	49,200	45,949	2	9
Position risk (CHF million)
Fixed income trading [2]	778	652	1,270	19	(39)
Equity trading & investments	1,234	1,312	1,504	(6)	(18)
Private banking corporate & retail lending	2,604	2,702	2,920	(4)	(11)
International lending & counterparty exposures	5,069	5,220	5,784	(3)	(12)
Emerging markets country event risk	1,703	1,247	1,168	37	46
Real estate & structured assets [3]	1,144	1,092	1,188	5	(4)
Diversification benefit [4]	(2,507)	(2,191)	(2,495)	14	0
Position risk (99% confidence level for risk management purposes)	10,025	10,034	11,339	0	(12)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	17,913	17,879	20,299	0	(12)
Operational risk	8,237	7,635	7,720	8	7
Other risks [5]	6,271	6,218	6,628	1	(5)
Economic risk capital	32,421	31,732	34,647	2	(6)
Economic risk capital coverage ratio (%) [6]
Economic risk capital coverage ratio	154	155	133	–	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 This category comprises fixed income trading, foreign exchange, commodity and insurance exposures.
3 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments.
4 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
5
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

6 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 3Q17, our available economic capital for the Group was CHF 50.0 billion, an increase of CHF 0.8 billion from the end of 2Q17. BIS look-through CET1 capital increased CHF 0.4 billion, mainly reflecting net income attributable to shareholders and a positive foreign exchange impact. Economic adjustments increased CHF 0.4 billion, mainly reflecting a positive foreign exchange impact on contingent capital instruments and an increase in dividend accruals.
Economic risk capital by division
	End of period					Average
	3Q17	2Q17	4Q16	% change QoQ	% change Ytd	3Q17	2Q17	4Q16	% change QoQ	% change Ytd
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,320	5,608	5,789	(5)	(8)	5,464	5,651	5,763	(3)	(5)
International Wealth Management	4,462	4,414	3,816	1	17	4,438	4,428	3,976	0	12
Asia Pacific	3,363	3,953	4,504	(15)	(25)	3,658	4,067	4,453	(10)	(18)
Global Markets	9,440	8,621	9,295	10	2	9,030	8,960	9,030	1	0
Investment Banking & Capital Markets	5,276	5,149	5,117	2	3	5,212	5,236	5,030	0	4
Strategic Resolution Unit	3,194	3,390	5,145	(6)	(38)	3,292	3,619	5,015	(9)	(34)
Corporate Center [1]	1,366	597	981	129	39	982	744	1,105	32	(11)
Economic risk capital - Group	32,421	31,732	34,647	2	(6)	32,076	32,704	34,372	(2)	(7)
1 Includes primarily expense risk, operational risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.

Economic risk capital trends
Compared to the end of 2Q17, our economic risk capital increased slightly to CHF 32.4 billion, mainly due to an 8% increase in operational risk, primarily reflected in our Corporate Center. The increase in operational risk was mainly driven by the add-on to our risk-weighted assets relating to operational risk imposed by FINMA, primarily in respect of our RMBS settlements. Overall position risk was stable. Emerging markets country event risk increased, mainly reflecting higher exposures in Brazil. International lending & counterparty exposures and private banking corporate & retail lending exposures decreased, primarily in Asia, driven by the securitization of certain lending exposures and decreased counterparty risk, respectively. Equity trading & investments risk decreased due to reduced private equity exposure across several regions. Other risks was stable, primarily reflecting increased foreign exchange risk between available economic capital and economic risk capital offset by lower pension risk driven by reduced equity risk in our Swiss and UK pension plans.
For Swiss Universal Bank, economic risk capital decreased 5% to CHF 5.3 billion from the end of 2Q17, mainly due to an impact from the agreement related to ITS and the lower pension risk driven by reduced equity risk in our Swiss pension plan.
For International Wealth Management, economic risk capital was stable at CHF 4.5 billion compared to the end of 2Q17.
For Asia Pacific, economic risk capital decreased 15% to CHF 3.4 billion from the end of 2Q17, mainly due to the securitization of certain lending exposures in international lending & counterparty exposures and a reduction in private banking corporate & retail lending exposures reflecting decreased counterparty risk. These reductions were partially offset by increased traded equity exposures in equity trading & investments and higher interest rate derivatives risk in fixed income trading.
For Global Markets, economic risk capital increased 10% to CHF 9.4 billion compared to the end of 2Q17, mainly due to increased exposures in Brazil in emerging markets country event risk and new loan commitments in international lending & counterparty exposures. These increases were partially offset by the impact of divisional revenue sharing agreements and the reduced pension risk in our UK pension plan.
For Investment Banking & Capital Markets, economic risk capital increased slightly to CHF 5.3 billion from the end of 2Q17, mainly due to increased credit risk model reserve in other risks.
For the Strategic Resolution Unit, economic risk capital decreased 6% to CHF 3.2 billion from the end of 2Q17, mainly reflecting decreased risk in equity trading & investments due to reduced private equity exposure across several regions.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets and Asia Pacific. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q17, we updated our VaR methodology to capture volatility risk in exotic interest rate products. The volatility modelling now accounts for a close to zero and a negative interest rate environment for major developed markets and for select emerging markets. The impact of this methodology change was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.

The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
3Q17
Average	14	18	6	3	9	(25)		25
Minimum	11	16	4	2	8	–	[1]	21
Maximum	17	20	9	6	12	–	[1]	31
End of period	13	17	6	2	10	(25)		23
2Q17
Average	17	19	6	2	10	(28)		26
Minimum	12	17	4	1	8	–	[1]	23
Maximum	23	21	9	3	12	–	[1]	30
End of period	12	17	7	3	10	(26)		23
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	4	1	10	–	[1]	24
Maximum	19	24	9	3	16	–	[1]	31
End of period	15	21	7	1	13	(28)		29
Risk management VaR (USD million)
3Q17
Average	14	19	7	3	10	(27)		26
Minimum	11	17	4	2	8	–	[1]	22
Maximum	18	21	9	7	12	–	[1]	33
End of period	13	17	6	2	10	(24)		24
2Q17
Average	18	19	6	2	10	(28)		27
Minimum	12	18	4	1	8	–	[1]	24
Maximum	23	20	9	3	12	–	[1]	30
End of period	12	18	7	3	10	(26)		24
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	3	1	10	–	[1]	23
Maximum	19	24	9	3	17	–	[1]	32
End of period	15	21	6	1	13	(28)		28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
3Q17	0	4	12	20	5	(16)		25
2Q17	0	4	13	22	7	(20)		26
4Q16	0	5	15	21	7	(21)		27
Average risk management VaR (USD million)
3Q17	0	4	12	21	5	(16)		26
2Q17	0	4	13	22	7	(19)		27
4Q16	0	5	15	21	7	(21)		27
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR decreased 4% to USD 26 million from 2Q17, mainly driven by decreased interest rate derivatives exposures in Europe, primarily reflected in the Strategic Resolution Unit. For Global Markets, the decrease in average risk management VaR was mainly driven by lower credit spread risk from commercial mortgage-backed securities (CMBS) in the US.
Period-end risk management VaR was stable at USD 24 million compared to 2Q17, mainly due to an increase in interest rate exposures offset by a decrease in credit spread risk reflecting reduced exposures in CMBS in the US.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q17 with those for 2Q17 and 4Q16. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 3Q17 and 2Q17 and two trading loss days in 4Q16.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using a subset of the actual daily trading revenues also referred to as “hypothetical” trading revenues under the Basel framework. In the rolling 12-month period through the end of 3Q17, we had no backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 3Q17, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on VaR backtesting.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. As of the end of 3Q17, the interest rate sensitivity of a one basis point parallel increase in yield curves would have been positive CHF 5.5 million, compared to positive CHF 4.1 million as of the end of 2Q17.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the private banking, corporate and institutional businesses and in the investment banking businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2016 for further information on credit risk.
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” and “Note 28 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 2Q17, gross loans increased CHF 2.0 billion to CHF 276.9 billion as of the end of 3Q17, mainly driven by higher loans collateralized by securities, higher mortgages, increased loans to the real estate sector and higher loans to financial institutions and the translation impact from the US dollar and the euro. These increases were partially offset by lower commercial and industrial loans and a decrease in consumer finance loans. The net increase of CHF 1.6 billion in loans collateralized by securities was mainly driven by Asia Pacific and International Wealth Management. The net increase of CHF 0.5 billion in mortgages was mainly driven by increases in International Wealth Management and Swiss Universal Bank. Loans to the real estate sector increased CHF 0.3 billion, primarily in Asia Pacific and International Wealth Management. Loans to financial institutions increased CHF 0.3 billion, primarily in International Wealth Management and Global Markets, partially offset by a decrease in the Strategic Resolution Unit. The net decrease of CHF 0.4 billion in commercial and industrial loans primarily reflected decreases in the Strategic Resolution Unit, Swiss Universal Bank and Investment Banking & Capital Markets, partially offset by an increase in Global Markets. The net decrease of CHF 0.2 billion in consumer finance loans was mainly driven by Swiss Universal Bank.
On a divisional level, increases in gross loans of CHF 1.5 billion in Asia Pacific, CHF 1.3 billion in International Wealth Management and CHF 0.5 billion in Global Markets were partially offset by decreases in gross loans of CHF 0.8 billion in the Strategic Resolution Unit, CHF 0.2 billion in Swiss Universal Bank and CHF 0.2 billion in Investment Banking & Capital Markets.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q17 (CHF million)
Mortgages	100,440		4,027		1,282		0	0	140	105,889
Loans collateralized by securities	7,200		18,532		14,769		0	1,282	93	41,876
Consumer finance	3,215		519		10		17	0	86	3,847
Consumer	110,855		23,078		16,061		17	1,282	319	151,612
Real estate	23,178		1,859		813		227	292	53	26,422
Commercial and industrial loans	27,099		20,650		23,077		3,791	2,889	2,479	80,007
Financial institutions	3,756		1,935		2,189		5,072	468	1,181	14,829
Governments and public institutions	745		221		1,008		1,379	0	659	4,012
Corporate & institutional	54,778	[2]	24,665	[3]	27,087	[4]	10,469	3,649	4,372	125,270
Gross loans	165,633		47,743		43,148		10,486	4,931	4,691	276,882
of which held at fair value	43		161		4,642		6,119	1,805	2,592	15,362
Net (unearned income) / deferred expenses	52		(113)		(21)		(14)	(10)	(1)	(107)
Allowance for loan losses [5]	(464)		(99)		(61)		(37)	(51)	(210)	(922)
Net loans	165,221		47,531		43,066		10,435	4,870	4,480	275,853
2Q17 (CHF million)
Mortgages	100,180		3,757		1,305		0	0	191	105,433
Loans collateralized by securities	7,150		17,987		13,664		0	1,349	127	40,277
Consumer finance	3,421		476		27		17	0	84	4,025
Consumer	110,751		22,220		14,996		17	1,349	402	149,735
Real estate	23,263		1,645		504		317	353	62	26,144
Commercial and industrial loans	27,316		20,692		23,095		3,435	3,022	2,825	80,405
Financial institutions	3,776		1,635		2,096		4,923	392	1,500	14,575
Governments and public institutions	746		267		1,006		1,284	0	733	4,036
Corporate & institutional	55,101	[2]	24,239	[3]	26,701	[4]	9,959	3,767	5,120	125,160
Gross loans	165,852		46,459		41,697		9,976	5,116	5,522	274,895
of which held at fair value	50		185		4,684		6,337	2,171	3,200	16,627
Net (unearned income) / deferred expenses	44		(107)		(30)		(9)	(10)	(1)	(113)
Allowance for loan losses [5]	(461)		(89)		(60)		(36)	(46)	(225)	(917)
Net loans	165,435		46,263		41,607		9,931	5,060	5,296	273,865
4Q16 (CHF million)
Mortgages	99,383		3,551		1,166		0	0	235	104,335
Loans collateralized by securities	7,224		17,863		11,704		0	273	204	37,268
Consumer finance	2,923		438		3		18	0	108	3,490
Consumer	109,530		21,852		12,873		18	273	547	145,093
Real estate	23,661		1,383		499		160	214	99	26,016
Commercial and industrial loans	28,460		19,618		23,405		3,788	4,441	4,008	83,740
Financial institutions	3,657		2,077		2,320		4,351	465	4,878	17,921
Governments and public institutions	801		223		1,135		1,070	0	1,044	4,273
Corporate & institutional	56,579	[2]	23,301	[3]	27,359	[4]	9,369	5,120	10,029	131,950
Gross loans	166,109		45,153		40,232		9,387	5,393	10,576	277,043
of which held at fair value	38		397		5,377		6,711	2,545	4,460	19,528
Net (unearned income) / deferred expenses	38		(99)		(27)		(8)	(8)	(25)	(129)
Allowance for loan losses [5]	(462)		(89)		(71)		(19)	(24)	(273)	(938)
Net loans	165,685		44,965		40,134		9,360	5,361	10,278	275,976
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,155 million and CHF 32,638 million, respectively, as of the end of 3Q17, CHF 10,818 million and CHF 32,855 million, respectively, as of the end of 2Q17, and CHF 11,266 million and CHF 33,515 million, respectively, as of the end of 4Q16.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,538 million and CHF 1,648 million, respectively, as of the end of 3Q17, CHF 18,567 million and CHF 1,519 million, respectively, as of the end of 2Q17, and CHF 18,084 million and CHF 1,165 million, respectively, as of the end of 4Q16.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,561 million and CHF 136 million, respectively, as of the end of 3Q17, CHF 19,275 million and CHF 164 million, respectively, as of the end of 2Q17, and CHF 21,135 million and CHF 175 million, respectively, as of the end of 4Q16.

5 Allowance for loan losses are only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q17 (CHF million)
Non-performing loans	427	307	93	28	35	174	1,064
Non-interest-earning loans	168	17	0	0	0	45	230
Non-performing and non-interest-earning loans	595	324	93	28	35	219	1,294
Restructured loans	61	84	8	0	0	164	317
Potential problem loans	154	72	9	9	0	339	583
Other impaired loans	215	156	17	9	0	503	900
Gross impaired loans [2]	810	480	110	37	35	722	2,194
of which loans with a specific allowance	684	297	94	37	35	681	1,828
of which loans without a specific allowance	126	183	16	0	0	41	366
2Q17 (CHF million)
Non-performing loans	388	256	124	29	33	199	1,029
Non-interest-earning loans	173	17	0	0	0	38	228
Non-performing and non-interest-earning loans	561	273	124	29	33	237	1,257
Restructured loans	62	82	9	0	0	191	344
Potential problem loans	170	90	8	9	0	362	639
Other impaired loans	232	172	17	9	0	553	983
Gross impaired loans [2]	793	445	141	38	33	790	2,240
of which loans with a specific allowance	682	210	121	38	33	711	1,795
of which loans without a specific allowance	111	235	20	0	0	79	445
4Q16 (CHF million)
Non-performing loans	341	179	242	8	0	466	1,236
Non-interest-earning loans	168	17	1	0	0	79	265
Non-performing and non-interest-earning loans	509	196	243	8	0	545	1,501
Restructured loans	53	89	17	0	0	199	358
Potential problem loans	191	39	6	9	0	368	613
Other impaired loans	244	128	23	9	0	567	971
Gross impaired loans [2]	753	324	266	17	0	1,112	2,472
of which loans with a specific allowance	674	170	239	17	0	985	2,085
of which loans without a specific allowance	79	154	27	0	0	127	387
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
Impaired loans
Compared to the end of 2Q17, gross impaired loans decreased slightly to CHF 2.2 billion as of the end of 3Q17, mainly reflecting lower potential problem loans and lower restructured loans, primarily in the Strategic Resolution Unit.
In the Strategic Resolution Unit, gross impaired loans decreased CHF 68 million, primarily driven by a reduction in ship finance. In Asia Pacific, gross impaired loans decreased CHF 31 million, mainly reflecting the repayment of a share-backed loan exposure. In International Wealth Management, gross impaired loans increased CHF 35 million, primarily driven by a small number of newly defaulted mortgages and secured loans in ship finance, partially offset by reductions mainly in aviation finance. In Swiss Universal Bank, gross impaired loans increased CHF 17 million, mainly driven by the default of an exposure in commodity trade finance. Gross impaired loans for Global Markets and Investment Banking & Capital Markets were stable at CHF 37 million and CHF 35 million, respectively.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q17 (CHF million)
Allowance for loan losses at beginning of period [2]	461	89	60	36	46	225	917
of which individually evaluated for impairment	334	55	49	27	28	219	712
of which collectively evaluated for impairment	127	34	11	9	18	6	205
Net movements recognized in statements of operations	17	6	3	(4)	(4)	(10)	8
Gross write-offs	(23)	0	(1)	0	0	(11)	(35)
Recoveries	6	0	0	3	5	1	15
Net write-offs	(17)	0	(1)	3	5	(10)	(20)
Provisions for interest	1	1	(1)	1	1	4	7
Foreign currency translation impact and other adjustments, net	2	3	0	1	3	1	10
Allowance for loan losses at end of period [2]	464	99	61	37	51	210	922
of which individually evaluated for impairment	339	67	45	23	27	205	706
of which collectively evaluated for impairment	125	32	16	14	24	5	216
9M17 (CHF million)
Allowance for loan losses at beginning of period [2]	462	89	71	19	24	273	938
of which individually evaluated for impairment	314	56	62	9	0	259	700
of which collectively evaluated for impairment	148	33	9	10	24	14	238
Net movements recognized in statements of operations	67	16	4	11	16	30	144
Gross write-offs	(80)	(13)	(2)	0	0	(92)	(187)
Recoveries	13	0	0	6	8	9	36
Net write-offs	(67)	(13)	(2)	6	8	(83)	(151)
Provisions for interest	5	3	(7)	1	1	3	6
Foreign currency translation impact and other adjustments, net	(3)	4	(5)	0	2	(13)	(15)
Allowance for loan losses at end of period [2]	464	99	61	37	51	210	922
of which individually evaluated for impairment	339	67	45	23	27	205	706
of which collectively evaluated for impairment	125	32	16	14	24	5	216
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses are only based on loans that are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q17 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.7	0.2	0.6	1.1	10.4	0.5
Gross impaired loans / Gross loans	0.5	1.0	0.3	0.8	1.1	34.4	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.8	1.6	10.0	0.4
Specific allowance for loan losses / Gross impaired loans	41.9	14.0	40.9	62.2	77.1	28.4	32.2
2Q17 (%)
Total non-performing and non-interest-earning loans / Gross loans	0.3	0.6	0.3	0.8	1.1	10.2	0.5
Gross impaired loans / Gross loans	0.5	1.0	0.4	1.0	1.1	34.0	0.9
Allowance for loan losses / Gross loans	0.3	0.2	0.2	1.0	1.6	9.7	0.4
Specific allowance for loan losses / Gross impaired loans	42.1	12.4	34.8	71.1	84.8	27.7	31.8
4Q16 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.4	0.7	0.3	0.0	8.9	0.6
Gross impaired loans / Gross loans	0.5	0.7	0.8	0.6	0.0	18.2	1.0
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.7	0.8	4.5	0.4
Specific allowance for loan losses / Gross impaired loans	41.7	17.3	23.3	52.9	–	23.3	28.3
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2016 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain increased 4% to EUR 3,237 million as of the end of 3Q17, compared to EUR 3,124 million as of the end of 2Q17. Our net exposure to these sovereigns was EUR 1,314 million, 9% higher compared to EUR 1,207 million as of the end of 2Q17. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q17 included net exposure to financial institutions of EUR 1,824 million and to corporates and other counterparties of EUR 2,225 million, 6% higher compared to EUR 1,726 million and 3% higher compared to EUR 2,162 million, respectively, as of the end of 2Q17.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2016 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 3Q17, the long-term sovereign debt ratings of the countries listed in the table changed as follows: Standard & Poor’s increased its rating for Portugal from BB+ to BBB-, Fitch increased its rating for Greece from CCC to B- and Moody’s increased its rating for Cyprus from B1 to Ba3.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 3Q17		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	58	0	49		9	11		8		69	20
Corporates & other	50	0	0		50	0		0		50	50
Total	108	0	49		59	11		8		119	70
Cyprus (EUR million)
Financial institutions	45	0	42		3	24		0		69	27
Corporates & other	1,121	0	1,049		72	0		0		1,121	72
Total	1,166	0	1,091		75	24		0		1,190	99
Greece (EUR million)
Sovereign	0	0	0		0	28		0		28	28
Financial institutions	160	0	160		0	0		0		160	0
Corporates & other	678	0	646		32	6		0		684	38
Total	838	0	806		32	34		0		872	66
Ireland (EUR million)
Sovereign	384	0	0		384	0		0		384	384
Financial institutions	883	0	326		557	194		(44)		1,077	751
Corporates & other	702	0	228		474	27		9		729	501
Total	1,969	0	554		1,415	221		(35)		2,190	1,636
Italy (EUR million)
Sovereign	2,194	1,746	128		320	178		143		2,372	498
Financial institutions	868	1	609		258	21		(18)		889	279
Corporates & other	3,499	50	2,624		825	45		17		3,544	870
Total	6,561	1,797	3,361		1,403	244		142		6,805	1,647
Malta (EUR million)
Financial institutions	49	0	0		49	0		0		49	49
Corporates & other	627	0	568		59	0		0		627	59
Total	676	0	568		108	0		0		676	108
Portugal (EUR million)
Sovereign	0	0	0		0	51		45		51	51
Financial institutions	302	0	296		6	11		(8)		313	17
Corporates & other	281	8	173		100	43		46		324	143
Total	583	8	469		106	105		83		688	211
Spain (EUR million)
Sovereign	333	0	0		333	0		(13)		333	333
Financial institutions	1,349	6	643		700	1		(47)		1,350	701
Corporates & other	1,775	35	1,290		450	42		(33)		1,817	492
Total	3,457	41	1,933		1,483	43		(93)		3,500	1,526
Total (EUR million)
Sovereign	2,969	1,746	177		1,046	268		183		3,237	1,314
Financial institutions	3,656	7	2,076		1,573	251		(117)		3,907	1,824
Corporates & other	8,733	93	6,578		2,062	163		39		8,896	2,225
Total	15,358	1,846	8,831		4,681	682		105		16,040	5,363
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 788.7 billion, total liabilities were CHF 744.6 billion and total equity was CHF 44.1 billion. Total assets increased 1% and total liabilities increased 1% for the quarter, reflecting the foreign exchange translation impact and lower operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 788.7 billion as of the end of 3Q17, an increase of CHF 5.3 billion, or 1%, from the end of 2Q17, reflecting the foreign exchange translation impact and lower operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 2.2 billion.
Compared to the end of 2Q17, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 10.7 billion, or 8%, mainly driven by an increase in reverse repurchase transactions from banks and customers and cash collateral from banks. Trading assets and net loans were stable. Brokerage receivables decreased CHF 4.8 billion, or 12%, primarily reflecting decreases in failed settlements and margin lending. Cash and due from banks decreased CHF 4.6 billion, or 4%, mainly driven by lower cash positions at the Fed. All other assets were stable.
Balance sheet summary
	end of			% change
	3Q17	2Q17	4Q16	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	105,779	110,332	121,161	(4)	(13)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	140,041	129,347	134,839	8	4
Trading assets	142,379	140,981	165,150	1	(14)
Net loans	275,853	273,865	275,976	1	0
Brokerage receivables	35,525	40,279	33,431	(12)	6
All other assets	89,113	88,607	89,304	1	0
Total assets	788,690	783,411	819,861	1	(4)
Liabilities and equity (CHF million)
Due to banks	17,497	17,654	22,800	(1)	(23)
Customer deposits	354,386	356,674	355,833	(1)	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,146	30,711	33,016	8	0
Trading liabilities	43,920	43,535	44,930	1	(2)
Long-term debt	180,294	176,700	193,315	2	(7)
Brokerage payables	32,416	33,545	39,852	(3)	(19)
All other liabilities	82,950	80,756	87,804	3	(6)
Total liabilities	744,609	739,575	777,550	1	(4)
Total shareholders' equity	43,858	43,493	41,897	1	5
Noncontrolling interests	223	343	414	(35)	(46)
Total equity	44,081	43,836	42,311	1	4

Total liabilities and equity	788,690	783,411	819,861	1	(4)

Total liabilities were CHF 744.6 billion as of the end of 3Q17, an increase of CHF 5.0 billion, or 1%, from the end of 2Q17, reflecting the foreign exchange translation impact and lower operating activities. Excluding the foreign exchange translation impact, total liabilities decreased CHF 0.8 billion.
Compared to the end of 2Q17, long-term debt increased CHF 3.6 billion, or 2%, primarily reflecting issuances of senior debt, the foreign exchange translation impact and valuation adjustments, partially offset by maturities of senior debt. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 2.4 billion, or 8%, primarily due to an increase in repurchase transactions with customers. Due to banks, customer deposits and trading liabilities were stable. Brokerage payables decreased CHF 1.1 billion, or 3%, mainly due to decreases in failed settlements. All other liabilities increased CHF 2.2 billion, or 3%, reflecting increases of CHF 2.5 billion, or 8%, in obligation to return securities received as collateral and CHF 0.7 billion, or 2%, in other liabilities, partially offset by a decrease of CHF 1.0 billion, or 6%, in short-term borrowings.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2016 and “Note 26 – Guarantees and commitments” and “Note 30 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Goodwill
18 Other assets and other liabilities
19 Long-term debt
21 Offsetting of financial assets and financial liabilities
22 Tax
23 Employee deferred compensation
24 Pension and other post-retirement benefits
25 Derivatives and hedging activities
26 Guarantees and commitments
27 Transfers of financial assets and variable interest entities
28 Financial instruments
29 Assets pledged and collateral
30 Litigation
31 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmto the Board of Directors of Credit Suisse Group AG, ZurichWe have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of September 30, 2017, the related condensed consolidated statements of operations, comprehensive income, and changes in equity for the three and ninemonth periods ended September 30, 2017 and 2016, and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2017 and 2016. These condensed consolidated financial statements are the responsibility of the Group’s management.We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December31, 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March24, 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandNovember 2, 2017

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q17	2Q17	3Q16	9M17	9M16
Consolidated statements of operations (CHF million)
Interest and dividend income	4,273	4,602	4,222	12,917	13,564
Interest expense	(2,651)	(2,865)	(2,292)	(7,925)	(7,624)
Net interest income	1,622	1,737	1,930	4,992	5,940
Commissions and fees	2,762	2,905	2,680	8,713	8,151
Trading revenues	320	237	232	1,131	55
Other revenues	268	326	554	875	996
Net revenues	4,972	5,205	5,396	15,711	15,142
Provision for credit losses	32	82	55	167	177
Compensation and benefits	2,451	2,542	2,674	7,651	7,890
General and administrative expenses	1,630	1,580	1,978	4,858	5,586
Commission expenses	347	350	322	1,065	1,061
Restructuring expenses	112	69	145	318	491
Total other operating expenses	2,089	1,999	2,445	6,241	7,138
Total operating expenses	4,540	4,541	5,119	13,892	15,028
Income/(loss) before taxes	400	582	222	1,652	(63)
Income tax expense	153	276	185	507	27
Net income/(loss)	247	306	37	1,145	(90)
Net income/(loss) attributable to noncontrolling interests	3	3	(4)	2	1
Net income/(loss) attributable to shareholders	244	303	41	1,143	(91)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.10	0.13	0.02	0.48	(0.04)
Diluted earnings/(loss) per share	0.09	0.13	0.02	0.47	(0.04)
Consolidated statements of comprehensive income (unaudited)
in	3Q17	2Q17	3Q16	9M17	9M16
Comprehensive income/(loss) (CHF million)
Net income/(loss)	247	306	37	1,145	(90)
Gains/(losses) on cash flow hedges	(5)	10	(32)	1	34
Foreign currency translation	353	(1,101)	(221)	(1,248)	(731)
Unrealized gains/(losses) on securities	0	(5)	(1)	(7)	6
Actuarial gains/(losses)	68	82	95	253	282
Net prior service credit/(cost)	(27)	(28)	(24)	(94)	(77)
Gains/(losses) on liabilities related to credit risk	(352)	(630)	(852)	(1,495)	345
Other comprehensive income/(loss), net of tax	37	(1,672)	(1,035)	(2,590)	(141)
Comprehensive income/(loss)	284	(1,366)	(998)	(1,445)	(231)
Comprehensive income/(loss) attributable to noncontrolling interests	4	(3)	(13)	(7)	(12)
Comprehensive income/(loss) attributable to shareholders	280	(1,363)	(985)	(1,438)	(219)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q17	2Q17	4Q16
Assets (CHF million)
Cash and due from banks	105,779	110,332	121,161
of which reported at fair value	175	123	200
of which reported from consolidated VIEs	419	554	369
Interest-bearing deposits with banks	684	641	772
of which reported at fair value	0	39	26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	140,041	129,347	134,839
of which reported at fair value	97,413	91,520	87,331
Securities received as collateral, at fair value	35,901	33,385	32,564
of which encumbered	32,804	31,040	30,762
Trading assets, at fair value	142,379	140,981	165,150
of which encumbered	39,136	39,932	52,322
of which reported from consolidated VIEs	2,950	2,463	2,744
Investment securities	2,704	2,281	2,489
of which reported at fair value	2,704	2,281	2,489
of which reported from consolidated VIEs	740	380	511
Other investments	6,173	6,633	6,777
of which reported at fair value	3,727	4,144	4,096
of which reported from consolidated VIEs	1,801	1,950	2,006
Net loans	275,853	273,865	275,976
of which reported at fair value	15,362	16,627	19,528
of which encumbered	134	127	132
of which reported from consolidated VIEs	278	283	284
allowance for loan losses	(922)	(917)	(938)
Premises and equipment	4,591	4,525	4,711
of which reported from consolidated VIEs	160	161	199
Goodwill	4,715	4,673	4,913
Other intangible assets	219	195	213
of which reported at fair value	153	128	138
Brokerage receivables	35,525	40,279	33,431
Other assets	34,126	36,274	36,865
of which reported at fair value	8,624	11,403	9,383
of which encumbered	135	210	257
of which reported from consolidated VIEs	2,722	3,125	2,617
Total assets	788,690	783,411	819,861
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q17	2Q17	4Q16
Liabilities and equity (CHF million)
Due to banks	17,497	17,654	22,800
of which reported at fair value	521	370	437
Customer deposits	354,386	356,674	355,833
of which reported at fair value	3,554	3,579	3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,146	30,711	33,016
of which reported at fair value	17,300	16,038	19,634
Obligation to return securities received as collateral, at fair value	35,901	33,385	32,564
Trading liabilities, at fair value	43,920	43,535	44,930
of which reported from consolidated VIEs	7	3	18
Short-term borrowings	16,227	17,237	15,385
of which reported at fair value	5,821	5,628	4,061
of which reported from consolidated VIEs	0	0	1
Long-term debt	180,294	176,700	193,315
of which reported at fair value	69,346	71,803	72,868
of which reported from consolidated VIEs	1,472	1,199	1,759
Brokerage payables	32,416	33,545	39,852
Other liabilities	30,822	30,134	39,855
of which reported at fair value	8,427	8,279	9,493
of which reported from consolidated VIEs	277	233	244
Total liabilities	744,609	739,575	777,550
Common shares	102	102	84
Additional paid-in capital	35,527	35,465	32,131
Retained earnings	27,099	26,855	25,954
Treasury shares, at cost	(17)	(40)	0
Accumulated other comprehensive income/(loss)	(18,853)	(18,889)	(16,272)
Total shareholders' equity	43,858	43,493	41,897
Noncontrolling interests	223	343	414
Total equity	44,081	43,836	42,311

Total liabilities and equity	788,690	783,411	819,861
end of	3Q17	2Q17	4Q16
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,271,129,950	3,271,129,950	2,797,379,244
Common shares issued	2,556,011,720	2,556,011,720	2,089,897,378
Treasury shares	(949,715)	(2,742,487)	0
Shares outstanding	2,555,062,005	2,553,269,233	2,089,897,378
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
3Q17 (CHF million)
Balance at beginning of period	102	35,465	26,855	(40)	(18,889)	43,493	343	43,836
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(26)	(26)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	25	25
Net income/(loss)	–	–	244	–	–	244	3	247
Total other comprehensive income/(loss), net of tax	–	–	–	–	36	36	1	37
Sale of treasury shares	–	5	–	3,298	–	3,303	–	3,303
Repurchase of treasury shares	–	–	–	(3,319)	–	(3,319)	–	(3,319)
Share-based compensation, net of tax	–	154	–	44	–	198	–	198
Financial instruments indexed to own shares [3]	–	(97)	–	–	–	(97)	–	(97)
Dividends paid	–	–	–	–	–	–	(1)	(1)
Change in scope of consolidation, net	–	–	–	–	–	–	(122)	(122)
Balance at end of period	102	35,527	27,099	(17)	(18,853)	43,858	223	44,081
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2Q17 (CHF million)
Balance at beginning of period	84	32,388	26,552	(99)	(17,223)	41,702	377	42,079
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(30)	(30)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	12	12
Net income/(loss)	–	–	303	–	–	303	3	306
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,666)	(1,666)	(6)	(1,672)
Issuance of common shares	18	5,195	–	–	–	5,213	–	5,213
Sale of treasury shares	–	10	–	3,302	–	3,312	–	3,312
Repurchase of treasury shares	–	–	–	(3,789)	–	(3,789)	–	(3,789)
Share-based compensation, net of tax	–	(617)	–	546	–	(71)	–	(71)
Financial instruments indexed to own shares	–	203	–	–	–	203	–	203
Dividends paid	–	(1,546)	–	–	–	(1,546)	–	(1,546)
Change in scope of consolidation, net	–	–	–	–	–	–	(8)	(8)
Other	–	(168)	–	–	–	(168)	(5)	(173)
Balance at end of period	102	35,465	26,855	(40)	(18,889)	43,493	343	43,836
3Q16 (CHF million)
Balance at beginning of period	84	31,702	28,532	(94)	(15,262)	44,962	367	45,329
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2)	(2)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	15	15
Net income/(loss)	–	–	41	–	–	41	(4)	37
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,026)	(1,026)	(9)	(1,035)
Sale of treasury shares	–	19	–	4,091	–	4,110	–	4,110
Repurchase of treasury shares	–	–	–	(4,031)	–	(4,031)	–	(4,031)
Share-based compensation, net of tax	–	241	–	16	–	257	–	257
Financial instruments indexed to own shares	–	(37)	–	–	–	(37)	–	(37)
Change in scope of consolidation, net	–	–	–	–	–	–	114	114
Balance at end of period	84	31,925	28,573	(18)	(16,288)	44,276	481	44,757
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
9M17 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(81)	(81)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	54	54
Net income/(loss)	–	–		1,143	–	–	1,143	2	1,145
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,581)	(2,581)	(9)	(2,590)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	(3)		–	9,140	–	9,137	–	9,137
Repurchase of treasury shares	–	–		–	(9,764)	–	(9,764)	–	(9,764)
Share-based compensation, net of tax	–	(188)		–	607	–	419	–	419
Financial instruments indexed to own shares [3]	–	106		–	–	–	106	–	106
Dividends paid	–	(1,546)	[4]	–	–	–	(1,546)	(3)	(1,549)
Changes in scope of consolidation, net	–	–		–	–	–	–	(142)	(142)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,527		27,099	(17)	(18,853)	43,858	223	44,081
9M16 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(65)	(65)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	92	92
Net income/(loss)	–	–		(91)	–	–	(91)	1	(90)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	(128)	(128)	(13)	(141)
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	(17)		–	13,285	–	13,268	–	13,268
Repurchase of treasury shares	–	–		–	(13,332)	–	(13,332)	–	(13,332)
Share-based compensation, net of tax	–	(42)		–	154	–	112	–	112
Financial instruments indexed to own shares	–	(145)		–	–	–	(145)	–	(145)
Dividends paid	–	(1,435)		–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(141)	(141)
Other	–	(22)		–	–	–	(22)	(29)	(51)
Balance at end of period	84	31,925		28,573	(18)	(16,288)	44,276	481	44,757
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M17	9M16
Operating activities of continuing operations (CHF million)
Net income/(loss)	1,145	(90)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	651	705
Provision for credit losses	167	177
Deferred tax provision/(benefit)	177	(488)
Share of net income/(loss) from equity method investments	(87)	13
Trading assets and liabilities, net	20,305	4,677
(Increase)/decrease in other assets	(6,068)	(4,183)
Increase/(decrease) in other liabilities	(12,424)	1,180
Other, net	984	1,079
Total adjustments	3,705	3,160
Net cash provided by/(used in) operating activities of continuing operations	4,850	3,070
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	87	53
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(11,609)	7,538
Purchase of investment securities	(53)	(76)
Proceeds from sale of investment securities	12	11
Maturities of investment securities	210	271
Investments in subsidiaries and other investments	(989)	(537)
Proceeds from sale of other investments	1,390	1,162
(Increase)/decrease in loans	(7,497)	(3,852)
Proceeds from sales of loans	6,835	1,389
Capital expenditures for premises and equipment and other intangible assets	(746)	(870)
Proceeds from sale of premises and equipment and other intangible assets	1	54
Other, net	53	538
Net cash provided by/(used in) investing activities of continuing operations	(12,306)	5,681
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M17	9M16
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(4)	5,650
Increase/(decrease) in short-term borrowings	1,641	3,456
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,757	(13,707)
Issuances of long-term debt	32,722	43,982
Repayments of long-term debt	(46,647)	(35,434)
Issuances of common shares	4,253	725
Sale of treasury shares	9,137	13,268
Repurchase of treasury shares	(9,764)	(13,332)
Dividends paid	(589)	(493)
Other, net	317	318
Net cash provided by/(used in) financing activities of continuing operations	(7,177)	4,433
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(749)	(540)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(15,382)	12,644

Cash and due from banks at beginning of period	121,161	92,328
Cash and due from banks at end of period	105,779	104,972
Supplemental cash flow information (unaudited)
in	9M17	9M16
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	503	245
Cash paid for interest	7,675	7,181
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	1,633	0
Liabilities sold	1,554	0
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Credit Suisse Annual Report 2016.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q17 consolidated statements of operations and comprehensive income, the 2Q17 consolidated balance sheets and the 3Q17, 2Q17 and 3Q16 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a description of accounting standards adopted in 2016.
ASC Topic 350 – Intangibles - Goodwill and Other
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), an update to Accounting Standards Codification (ASC) Topic 805 – Business Combinations. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 is to be applied on a prospective basis. The Group elected to early adopt ASU 2017-04 on January 1, 2017, which did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The adoption of ASU 2016-09 on January 1, 2017 resulted in the recognition of previously unrecorded deferred tax asset net operating loss balances which arose due to prior tax windfalls that did not immediately result in cash tax savings. The adjustment resulted in an increase in retained earnings of CHF 85 million upon adoption.
ASC Topic 740 – Income Taxes
In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group elected to early adopt ASU 2016-16 on January 1, 2017, which resulted in a reclassification from other assets to deferred tax assets. The net impact upon adoption was a reduction in retained earnings of CHF 81 million.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial

Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption of the full standard is not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income (AOCI). The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to AOCI of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 230 – Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provide guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted, including adoption in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2016-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods. Early application will be permitted for annual reporting periods and for the interim periods within those annual reporting periods, beginning after December 15, 2018.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology while it is adjusting for key interpretive issues. Furthermore, the Group will continue to monitor the initial scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the point of time in the economic cycle at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects an adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 and its subsequent amendments are effective for the annual reporting period beginning after December 15, 2017, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts include the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance. To date, the recognition and timing impacts that the Group has identified relate to the timing of certain fees. The new guidance eliminates industry specific guidance and as a result will have an impact on the gross versus net presentation of certain income and expenses, for example a change from net to gross reporting of underwriting expenses and reimbursed costs from advisory activities. The changes identified thus far are not expected to have a material impact on the Group’s financial position, results of operations or cash flows; however, the evaluation remains ongoing.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 require that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that includes the service cost and outside of any subtotal of operating income. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-07 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity’s risk management activities and to simplify application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities.
ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption is permitted in any interim period after issuance. The Group is currently evaluating the impact of the adoption of ASU 2017-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model, the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance. The Group does not expect a material change to the timing of expense recognition and is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s results of operations and cash flows.
3 Business developments
There were no significant business developments in 3Q17.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income before taxes
in	3Q17	2Q17	3Q16	9M17	9M16
Net revenues (CHF million)
Swiss Universal Bank	1,319	1,405	1,667	4,078	4,360
International Wealth Management	1,262	1,264	1,081	3,747	3,399
Asia Pacific	890	848	917	2,619	2,735
Global Markets	1,262	1,517	1,357	4,388	4,232
Investment Banking & Capital Markets	457	511	467	1,574	1,398
Strategic Resolution Unit	(255)	(274)	(165)	(735)	(1,069)
Corporate Center	37	(66)	72	40	87
Net revenues	4,972	5,205	5,396	15,711	15,142
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	426	502	758	1,332	1,643
International Wealth Management	355	365	245	1,011	790
Asia Pacific	218	188	152	553	622
Global Markets	71	257	87	645	43
Investment Banking & Capital Markets	35	78	39	262	112
Strategic Resolution Unit	(578)	(563)	(852)	(1,680)	(2,864)
Corporate Center	(127)	(245)	(207)	(471)	(409)
Income/(loss) before taxes	400	582	222	1,652	(63)
Total assets
end of	3Q17	2Q17	4Q16
Total assets (CHF million)
Swiss Universal Bank	228,647	235,562	228,363
International Wealth Management	88,692	89,163	91,083
Asia Pacific	95,919	90,948	97,221
Global Markets	239,910	228,858	239,700
Investment Banking & Capital Markets	20,477	20,973	20,784
Strategic Resolution Unit	49,409	54,427	80,297
Corporate Center	65,636	63,480	62,413
Total assets	788,690	783,411	819,861

5 Net interest income
in	3Q17	2Q17	3Q16	9M17	9M16
Net interest income (CHF million)
Loans	1,520	1,447	1,415	4,427	4,178
Investment securities	11	12	16	34	49
Trading assets	1,626	2,040	1,764	5,284	6,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	643	632	693	1,882	2,107
Other	473	471	334	1,290	1,088
Interest and dividend income	4,273	4,602	4,222	12,917	13,564
Deposits	(348)	(328)	(255)	(981)	(757)
Short-term borrowings	(43)	(40)	(18)	(116)	(56)
Trading liabilities	(891)	(1,178)	(738)	(2,857)	(2,964)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(319)	(324)	(363)	(896)	(1,116)
Long-term debt	(933)	(893)	(871)	(2,779)	(2,583)
Other	(117)	(102)	(47)	(296)	(148)
Interest expense	(2,651)	(2,865)	(2,292)	(7,925)	(7,624)
Net interest income	1,622	1,737	1,930	4,992	5,940
6 Commissions and fees
in	3Q17	2Q17	3Q16	9M17	9M16
Commissions and fees (CHF million)
Lending business	421	484	495	1,369	1,345
Investment and portfolio management	866	841	777	2,529	2,366
Other securities business	11	12	11	33	36
Fiduciary business	877	853	788	2,562	2,402
Underwriting	356	441	371	1,294	988
Brokerage	712	757	682	2,274	2,272
Underwriting and brokerage	1,068	1,198	1,053	3,568	3,260
Other services	396	370	344	1,214	1,144
Commissions and fees	2,762	2,905	2,680	8,713	8,151
7 Trading revenues
in	3Q17	2Q17	3Q16	9M17	9M16
Trading revenues (CHF million)
Interest rate products	1,040	587	1,673	3,003	5,377
Foreign exchange products	350	703	300	1,587	(915)
Equity/index-related products	(753)	(953)	(1,066)	(2,624)	(3,073)
Credit products	(284)	(143)	(743)	(865)	(2,011)
Commodity and energy products	9	28	89	74	102
Other products	(42)	15	(21)	(44)	575
Trading revenues	320	237	232	1,131	55
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on trading revenues and managing trading risks.

8 Other revenues
in	3Q17	2Q17	3Q16	9M17	9M16
Other revenues (CHF million)
Noncontrolling interests without SEI	(1)	0	0	(2)	1
Loans held-for-sale	5	1	(4)	5	(61)
Long-lived assets held-for-sale	(5)	(4)	340	(16)	364
Equity method investments	59	65	34	165	129
Other investments	(46)	30	(4)	31	11
Other	256	234	188	692	552
Other revenues	268	326	554	875	996
9 Provision for credit losses
in	3Q17	2Q17	3Q16	9M17	9M16
Provision for credit losses (CHF million)
Provision for loan losses	8	70	62	144	175
Provision for lending-related and other exposures	24	12	(7)	23	2
Provision for credit losses	32	82	55	167	177
10 Compensation and benefits
in	3Q17	2Q17	3Q16	9M17	9M16
Compensation and benefits (CHF million)
Salaries and variable compensation	2,142	2,196	2,349	6,684	6,882
Social security	163	204	163	523	521
Other [1]	146	142	162	444	487
Compensation and benefits	2,451	2,542	2,674	7,651	7,890
1 Includes pension and other post-retirement expense of CHF 60 million, CHF 53 million, CHF 84 million, CHF 177 million and CHF 243 million in 3Q17, 2Q17, 3Q16, 9M17 and 9M16, respectively.
11 General and administrative expenses
in	3Q17	2Q17	3Q16	9M17	9M16
General and administrative expenses (CHF million)
Occupancy expenses	256	246	252	745	742
IT, machinery, etc.	301	259	290	841	865
Provisions and losses	164	80	365	389	534
Travel and entertainment	75	80	74	238	245
Professional services	554	592	672	1,745	2,215
Amortization and impairment of other intangible assets	2	2	3	7	7
Other	278	321	322	893	978
General and administrative expenses	1,630	1,580	1,978	4,858	5,586

12 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 112 million, CHF 69 million, CHF 145 million, CHF 318 million and CHF 491 million were recognized in 3Q17, 2Q17, 3Q16, 9M17 and 9M16, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	3Q17	2Q17	3Q16	9M17	9M16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	13	(4)	19	61	63
International Wealth Management	16	7	15	59	38
Asia Pacific	10	11	23	40	34
Global Markets	27	32	52	79	202
Investment Banking & Capital Markets	16	10	15	28	34
Strategic Resolution Unit	21	11	21	39	120
Corporate Center	9	2	0	12	0
Total restructuring expenses	112	69	145	318	491
Restructuring expenses by type
in	3Q17	2Q17	3Q16	9M17	9M16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	99	50	123	278	355
of which severance expenses	59	24	65	145	181
of which accelerated deferred compensation	28	17	52	70	141
of which pension expenses	12	9	6	63	33
General and administrative-related expenses	13	19	22	40	136
Total restructuring expenses	112	69	145	318	491
Restructuring provision
	3Q17			2Q17			3Q16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	181	83	264	220	89	309	189	110	299
Net additional charges [1]	59	10	69	24	9	33	65	22	87
Utilization	(50)	(10)	(60)	(63)	(15)	(78)	(38)	(40)	(78)
Balance at end of period	190	83	273	181	83	264	216	92	308
1
The following items for which expense accretion was accelerated in 3Q17, 2Q17 and 3Q16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 22 million, CHF 12 million and CHF 42 million, respectively; unsettled pension obligations of CHF 12 million, CHF 9 million and CHF 6 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 6 million, CHF 5 million and CHF 10 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 3 million, CHF 10 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

Restructuring provision (continued)
	9M17			9M16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	217	94	311	187	12	199
Net additional charges [1]	145	27	172	181	136	317
Utilization	(172)	(38)	(210)	(152)	(56)	(208)
Balance at end of period	190	83	273	216	92	308
1
The following items for which expense accretion was accelerated in 9M17 and 9M16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 49 million and CHF 48 million, respectively; unsettled pension obligations of CHF 63 million and CHF 33 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled cash-based deferred compensation of CHF 21 million and CHF 92 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 13 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	3Q17	2Q17	3Q16	9M17	9M16
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	244	303	41	1,143	(91)
Available for common shares	244	303	41	1,143	(94)
Available for unvested share-based payment awards	0	0	0	0	3
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	244	303	41	1,143	(91)
Available for common shares	244	303	41	1,143	(94)
Available for unvested share-based payment awards	0	0	0	0	3
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,565.5	2,309.6	2,181.0	2,363.1	2,119.0
Dilutive share options and warrants	1.8	4.2	2.8	3.2	0.0
Dilutive share awards	58.8	40.3	52.9	51.4	0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,626.1	2,354.1	2,236.7	2,417.7	2,119.0	[2]
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1	0.1	0.2	0.1	3.9
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.10	0.13	0.02	0.48	(0.04)
Diluted earnings/(loss) per share available for common shares	0.09	0.13	0.02	0.47	(0.04)
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2017 rights issue and scrip dividend, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 10.7 million, 10.4 million, 13.4 million, 9.6 million and 11.0 million for 3Q17, 2Q17, 3Q16, 9M17 and 9M16, respectively.

2
Due to the net loss in 9M16, 2.9 million of weighted-average share options and warrants outstanding and 49.9 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	3Q17	2Q17	4Q16
Trading assets (CHF million)
Debt securities	63,228	62,677	65,668
Equity securities	52,463	51,961	63,871
Derivative instruments [1]	20,863	20,932	26,782
Other	5,825	5,411	8,829
Trading assets	142,379	140,981	165,150
Trading liabilities (CHF million)
Short positions	29,285	26,917	24,565
Derivative instruments [1]	14,635	16,618	20,365
Trading liabilities	43,920	43,535	44,930
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	3Q17	2Q17	4Q16
Cash collateral – netted (CHF million) [1]
Cash collateral paid	23,910	24,780	33,429
Cash collateral received	15,757	18,605	22,948
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	5,297	5,848	5,705
Cash collateral received	9,112	9,226	11,497
1 Recorded as cash collateral netting on derivative instruments in Note 21 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 18 – Other assets and other liabilities.

15 Investment securities
end of	3Q17	2Q17	4Q16
Investment securities (CHF million)
Securities available-for-sale	2,704	2,281	2,489
Total investment securities	2,704	2,281	2,489
Investment securities by type
end of	3Q17				4Q16
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	199	14	0	213	241	18	0	259
Debt securities issued by foreign governments	1,371	24	0	1,395	1,309	34	0	1,343
Corporate debt securities	255	0	0	255	287	0	0	287
Residential mortgage-backed securities [1]	738	0	0	738	497	0	0	497
Commercial mortgage-backed securities	2	0	0	2	14	0	0	14
Debt securities available-for-sale	2,565	38	0	2,603	2,348	52	0	2,400
Banks, trust and insurance companies	72	29	0	101	66	23	0	89
Equity securities available-for-sale	72	29	0	101	66	23	0	89
Securities available-for-sale	2,637	67	0	2,704	2,414	75	0	2,489
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	9M17		9M16
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	6	6	9	2
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q17 (CHF million, except where indicated)
Due within 1 year	817	822	0.61
Due from 1 to 5 years	923	948	0.99
Due from 5 to 10 years	77	83	0.96
Due after 10 years	748	750	1.66
Total debt securities	2,565	2,603	1.06

16 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	3Q17	2Q17	4Q16
Loans (CHF million)
Mortgages	105,889	105,433	104,335
Loans collateralized by securities	41,876	40,277	37,268
Consumer finance	3,847	4,025	3,490
Consumer	151,612	149,735	145,093
Real estate	26,422	26,144	26,016
Commercial and industrial loans	80,007	80,405	83,740
Financial institutions	14,829	14,575	17,921
Governments and public institutions	4,012	4,036	4,273
Corporate & institutional	125,270	125,160	131,950
Gross loans	276,882	274,895	277,043
of which held at amortized cost	261,520	258,268	257,515
of which held at fair value	15,362	16,627	19,528
Net (unearned income)/deferred expenses	(107)	(113)	(129)
Allowance for loan losses	(922)	(917)	(938)
Net loans	275,853	273,865	275,976
Gross loans by location (CHF million)
Switzerland	158,097	158,441	158,766
Foreign	118,785	116,454	118,277
Gross loans	276,882	274,895	277,043
Impaired loan portfolio (CHF million)
Non-performing loans	1,064	1,029	1,236
Non-interest-earning loans	230	228	265
Non-performing and non-interest-earning loans	1,294	1,257	1,501
Restructured loans	317	344	358
Potential problem loans	583	639	613
Other impaired loans	900	983	971
Gross impaired loans	2,194	2,240	2,472

Allowance for loan losses by loan portfolio
	3Q17			2Q17			3Q16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	215	702	917	217	682	899	187	676	863
Net movements recognized in statements of operations	11	(3)	8	14	56	70	46	16	62
Gross write-offs	(14)	(21)	(35)	(17)	(36)	(53)	(25)	(53)	(78)
Recoveries	2	13	15	2	7	9	4	6	10
Net write-offs	(12)	(8)	(20)	(15)	(29)	(44)	(21)	(47)	(68)
Provisions for interest	1	6	7	3	2	5	4	4	8
Foreign currency translation impact and other adjustments, net	2	8	10	(4)	(9)	(13)	0	1	1
Balance at end of period	217	705	922	215	702	917	216	650	866
of which individually evaluated for impairment	175	531	706	172	540	712	170	459	629
of which collectively evaluated for impairment	42	174	216	43	162	205	46	191	237
Gross loans held at amortized cost (CHF million)
Balance at end of period	151,596	109,924	261,520	149,718	108,550	258,268	145,716	109,976	255,692
of which individually evaluated for impairment [1]	611	1,583	2,194	607	1,633	2,240	713	1,589	2,302
of which collectively evaluated for impairment	150,985	108,341	259,326	149,111	106,917	256,028	145,003	108,387	253,390
	9M17			9M16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	722	938	216	650	866
Net movements recognized in statements of operations	42	102	144	53	122	175
Gross write-offs	(45)	(142)	(187)	(67)	(158)	(225)
Recoveries	10	26	36	9	35	44
Net write-offs	(35)	(116)	(151)	(58)	(123)	(181)
Provisions for interest	(4)	10	6	9	5	14
Foreign currency translation impact and other adjustments, net	(2)	(13)	(15)	(4)	(4)	(8)
Balance at end of period	217	705	922	216	650	866
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	3Q17			2Q17			3Q16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	727	727	0	734	734	30	500	530
Reclassifications from loans held-for-sale [2]	0	11	11	0	0	0	0	0	0
Reclassifications to loans held-for-sale [3]	0	1,040	1,040	0	705	705	0	256	256
Sales [3]	0	1,013	1,013	0	907	907	0	275	275
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
in	9M17			9M16
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	2,385	2,385	30	1,915	1,945
Reclassifications from loans held-for-sale [2]	0	11	11	0	125	125
Reclassifications to loans held-for-sale [3]	0	4,849	4,849	1,632	920	2,552
Sales [3]	0	4,709	4,709	0	305	305
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q17 (CHF million)
Mortgages	94,268	11,336	285	105,889
Loans collateralized by securities	38,575	3,191	110	41,876
Consumer finance	1,440	2,238	153	3,831
Consumer	134,283	16,765	548	151,596
Real estate	19,959	5,822	108	25,889
Commercial and industrial loans	39,001	33,041	1,361	73,403
Financial institutions	7,638	1,717	47	9,402
Governments and public institutions	1,161	67	2	1,230
Corporate & institutional	67,759	40,647	1,518	109,924
Gross loans held at amortized cost	202,042	57,412	2,066	261,520
Value of collateral [1]	188,552	47,066	1,437	237,055
4Q16 (CHF million)
Mortgages	92,533	11,613	189	104,335
Loans collateralized by securities	34,136	2,916	216	37,268
Consumer finance	1,164	2,119	184	3,467
Consumer	127,833	16,648	589	145,070
Real estate	19,594	5,878	84	25,556
Commercial and industrial loans	36,469	35,945	1,459	73,873
Financial institutions	9,695	1,887	107	11,689
Governments and public institutions	1,253	60	14	1,327
Corporate & institutional	67,011	43,770	1,664	112,445
Gross loans held at amortized cost	194,844	60,418	2,253	257,515
Value of collateral [1]	180,276	51,344	1,480	233,100
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q17 (CHF million)
Mortgages	104,078	1,574	14	8	215	1,811	105,889
Loans collateralized by securities	41,754	9	0	0	113	122	41,876
Consumer finance	3,305	322	35	34	135	526	3,831
Consumer	149,137	1,905	49	42	463	2,459	151,596
Real estate	25,250	523	11	7	98	639	25,889
Commercial and industrial loans	72,070	586	45	143	559	1,333	73,403
Financial institutions	9,240	114	3	1	44	162	9,402
Governments and public institutions	1,225	3	0	0	2	5	1,230
Corporate & institutional	107,785	1,226	59	151	703	2,139	109,924
Gross loans held at amortized cost	256,922	3,131	108	193	1,166	4,598	261,520
4Q16 (CHF million)
Mortgages	102,047	2,053	29	33	173	2,288	104,335
Loans collateralized by securities	36,953	93	1	1	220	315	37,268
Consumer finance	2,963	276	36	40	152	504	3,467
Consumer	141,963	2,422	66	74	545	3,107	145,070
Real estate	24,843	631	17	2	63	713	25,556
Commercial and industrial loans	72,002	854	127	131	759	1,871	73,873
Financial institutions	11,536	49	0	0	104	153	11,689
Governments and public institutions	1,268	44	1	0	14	59	1,327
Corporate & institutional	109,649	1,578	145	133	940	2,796	112,445
Gross loans held at amortized cost	251,612	4,000	211	207	1,485	5,903	257,515
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
3Q17 (CHF million)
Mortgages	256	17	273	13	56	69	342	[1]
Loans collateralized by securities	95	15	110	0	2	2	112
Consumer finance	148	8	156	0	1	1	157
Consumer	499	40	539	13	59	72	611
Real estate	95	5	100	0	19	19	119
Commercial and industrial loans	468	141	609	304	502	806	1,415
Financial institutions	0	44	44	0	3	3	47
Governments and public institutions	2	0	2	0	0	0	2
Corporate & institutional	565	190	755	304	524	828	1,583
Gross impaired loans	1,064	230	1,294	317	583	900	2,194
4Q16 (CHF million)
Mortgages	190	11	201	13	40	53	254	[1]
Loans collateralized by securities	193	17	210	0	13	13	223
Consumer finance	180	4	184	0	1	1	185
Consumer	563	32	595	13	54	67	662
Real estate	62	5	67	0	19	19	86
Commercial and industrial loans	539	182	721	345	513	858	1,579
Financial institutions	58	46	104	0	27	27	131
Governments and public institutions	14	0	14	0	0	0	14
Corporate & institutional	673	233	906	345	559	904	1,810
Gross impaired loans	1,236	265	1,501	358	613	971	2,472
1
As of the end of 3Q17 and 4Q16, CHF 114 million and CHF 62 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	3Q17			4Q16
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	264	248	35	211	198	21
Loans collateralized by securities	109	97	45	209	193	54
Consumer finance	155	135	95	177	160	97
Consumer	528	480	175	597	551	172
Real estate	86	80	11	65	59	10
Commercial and industrial loans	1,165	1,127	481	1,283	1,250	472
Financial institutions	47	47	39	126	122	46
Governments and public institutions	2	2	0	14	14	0
Corporate & institutional	1,300	1,256	531	1,488	1,445	528
Gross impaired loans with a specific allowance	1,828	1,736	706	2,085	1,996	700
Mortgages	78	78	–	43	43	–
Loans collateralized by securities	3	3	–	14	14	–
Consumer finance	2	2	–	8	8	–
Consumer	83	83	–	65	65	–
Real estate	33	33	–	21	21	–
Commercial and industrial loans	250	250	–	296	296	–
Financial institutions	0	0	–	5	5	–
Corporate & institutional	283	283	–	322	322	–
Gross impaired loans without specific allowance	366	366	–	387	387	–
Gross impaired loans	2,194	2,102	706	2,472	2,383	700
of which consumer	611	563	175	662	616	172
of which corporate & institutional	1,583	1,539	531	1,810	1,767	528

Gross impaired loan detail (continued)
in	3Q17			2Q17			3Q16
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	232	1	0	233	1	1	195	0	0
Loans collateralized by securities	111	0	0	112	0	0	176	0	0
Consumer finance	161	3	3	169	1	1	204	0	0
Consumer	504	4	3	514	2	2	575	0	0
Real estate	78	0	0	71	0	0	69	1	0
Commercial and industrial loans	1,167	4	0	1,110	3	1	973	3	2
Financial institutions	70	1	1	76	0	0	146	0	0
Governments and public institutions	4	0	0	6	0	0	3	0	0
Corporate & institutional	1,319	5	1	1,263	3	1	1,191	4	2
Gross impaired loans with a specific allowance	1,823	9	4	1,777	5	3	1,766	4	2
Mortgages	79	0	0	87	1	0	90	1	0
Loans collateralized by securities	3	0	0	9	0	0	10	0	0
Consumer finance	2	0	0	1	0	0	7	0	0
Consumer	84	0	0	97	1	0	107	1	0
Real estate	36	1	0	37	0	0	23	0	0
Commercial and industrial loans	278	3	0	289	3	1	375	2	0
Financial institutions	0	0	0	0	0	0	3	0	0
Governments and public institutions	0	0	0	0	0	0	13	0	0
Corporate & institutional	314	4	0	326	3	1	414	2	0
Gross impaired loans without specific allowance	398	4	0	423	4	1	521	3	0
Gross impaired loans	2,221	13	4	2,200	9	4	2,287	7	2
of which consumer	588	4	3	611	3	2	682	1	0
of which corporate & institutional	1,633	9	1	1,589	6	2	1,605	6	2

Gross impaired loan detail (continued)
in	9M17			9M16
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	224	2	1	192	1	1
Loans collateralized by securities	118	0	0	137	0	0
Consumer finance	167	4	4	208	0	0
Consumer	509	6	5	537	1	1
Real estate	73	0	0	70	1	0
Commercial and industrial loans	1,168	12	3	973	8	3
Financial institutions	85	1	1	159	1	0
Governments and public institutions	7	0	0	2	0	0
Corporate & institutional	1,333	13	4	1,204	10	3
Gross impaired loans with a specific allowance	1,842	19	9	1,741	11	4
Mortgages	78	2	0	88	3	0
Loans collateralized by securities	9	0	0	18	0	0
Consumer finance	3	0	0	12	0	0
Consumer	90	2	0	118	3	0
Real estate	33	1	0	33	0	0
Commercial and industrial loans	278	8	1	303	5	0
Financial institutions	0	0	0	2	0	0
Governments and public institutions	0	0	0	7	0	0
Corporate & institutional	311	9	1	345	5	0
Gross impaired loans without specific allowance	401	11	1	463	8	0
Gross impaired loans	2,243	30	10	2,204	19	4
of which consumer	599	8	5	655	4	1
of which corporate & institutional	1,644	22	5	1,549	15	3
Restructured loans held at amortized cost
in	3Q17			2Q17			3Q16
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	0	0	0	5	14	14	3	64	64
Total	0	0	0	5	14	14	3	64	64
in	9M17			9M16
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	9	49	49	11	123	123
Total	9	49	49	11	123	123
In 3Q17, 2Q17, 3Q16, 9M17 and 9M16, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
In 9M17, the loan modifications of the Group included extended loan repayment terms, including the suspension of quarterly and annual loan amortizations, modifications of covenants and a waiver of a loan termination.

17 Goodwill
Goodwill
3Q17	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	602	1,523	2,245	3,171	1,011	12	8,564
Foreign currency translation impact	4	17	12	4	5	0	42
Balance at end of period	606	1,540	2,257	3,175	1,016	12	8,606
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	606	1,540	1,485	456	628	0	4,715
9M17
Gross amount of goodwill (CHF million)
Balance at beginning of period	623	1,612	2,318	3,195	1,044	12	8,804
Foreign currency translation impact	(17)	(68)	(61)	(20)	(28)	0	(194)
Other	0	(4)	0	0	0	0	(4)
Balance at end of period	606	1,540	2,257	3,175	1,016	12	8,606
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	606	1,540	1,485	456	628	0	4,715
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. There was no triggering event in 3Q17. As of September 30, 2017, the Group’s market capitalization was below book value.
On December 7, 2016, and on February 14, 2017, the Group announced a reorganization and change to financial reporting affecting its Swiss Universal Bank and Asia Pacific segments. During 1Q17, these measures were implemented. The Group determined that these changes constituted triggering events. The Group’s reporting units as a result of these measures are defined as follows: Swiss Universal Bank – Private Clients (formerly Private Banking), Swiss Universal Bank – Corporate & Institutional Clients (formerly Corporate & Institutional Banking), International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Wealth Management & Connected (formerly Private Banking), Asia Pacific – Markets (formerly Investment Banking), Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed during 1Q17 under the old business structure and then again under the modified structure according to the measures implemented in connection with the announcements on December 7, 2016 and on February 14, 2017.

The Group concluded that the estimated fair value for all of its reporting units impacted by the measures implemented in connection with the December 7, 2016 and February 14, 2017 announcements substantially exceeded their related carrying values and that no impairment was necessary.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
18 Other assets and other liabilities
end of	3Q17	2Q17	4Q16
Other assets (CHF million)
Cash collateral on derivative instruments	5,297	5,848	5,705
Cash collateral on non-derivative transactions	1,848	873	1,237
Derivative instruments used for hedging	44	112	148
Assets held-for-sale	7,210	9,920	8,214
of which loans [1]	7,029	9,742	8,062
of which real estate [2]	143	150	122
of which long-lived assets	38	28	30
Assets held for separate accounts	398	410	431
Interest and fees receivable	4,532	4,577	4,787
Deferred tax assets	7,503	7,542	5,828
Prepaid expenses	450	464	394
Failed purchases	1,430	1,642	2,423
Defined benefit pension and post-retirement plan assets	1,591	1,412	1,061
Other	3,823	3,474	6,637
Other assets	34,126	36,274	36,865
Other liabilities (CHF million)
Cash collateral on derivative instruments	9,112	9,226	11,497
Cash collateral on non-derivative transactions	545	418	369
Derivative instruments used for hedging	3	2	2
Deposits held-for-sale	0	0	1,577
Provisions	980	954	4,077
of which off-balance sheet risk	108	82	88
Restructuring liabilities	273	264	311
Liabilities held for separate accounts	398	410	431
Interest and fees payable	5,221	5,548	6,039
Current tax liabilities	602	526	636
Deferred tax liabilities	271	231	129
Failed sales	657	787	737
Defined benefit pension and post-retirement plan liabilities	529	501	516
Other	12,231	11,267	13,534
Other liabilities	30,822	30,134	39,855
1 Included as of the end of 3Q17, 2Q17 and 4Q16 were CHF 477 million, CHF 608 million and CHF 681 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 3Q17, 2Q17 and 4Q16, real estate held-for-sale included foreclosed or repossessed real estate of CHF 5 million, CHF 5 million and CHF 16 million, respectively, of which CHF 2 million, CHF 2 million and CHF 13 million, respectively were related to residental real estate.

19 Long-term debt
Long-term debt
end of	3Q17	2Q17	4Q16
Long-term debt (CHF million)
Senior	155,529	152,549	168,601
Subordinated	23,293	22,952	22,955
Non-recourse liabilities from consolidated VIEs	1,472	1,199	1,759
Long-term debt	180,294	176,700	193,315
of which reported at fair value	69,346	71,803	72,868
of which structured notes	56,962	57,664	59,544
Structured notes by product
end of	3Q17	2Q17	4Q16
Structured notes (CHF million)
Equity	35,838	35,393	35,980
Fixed income	14,662	15,632	16,395
Credit	5,101	5,429	5,713
Other	1,361	1,210	1,456
Total structured notes	56,962	57,664	59,544

20 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
3Q17 (CHF million)
Balance at beginning of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)
Increase/(decrease)	3	353	0	(14)	0	(522)	(180)
Increase/(decrease) due to equity method investments	1	(1)	0	0	0	0	0
Reclassification adjustments, included in net income/(loss)	(9)	0	0	82	(27)	170	216
Total increase/(decrease)	(5)	352	0	68	(27)	(352)	36
Balance at end of period	(34)	(13,334)	54	(4,025)	549	(2,063)	(18,853)
2Q17 (CHF million)
Balance at beginning of period	(39)	(12,591)	59	(4,175)	604	(1,081)	(17,223)
Increase/(decrease)	(8)	(1,096)	(5)	2	0	(628)	(1,735)
Increase/(decrease) due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	18	0	0	80	(28)	(2)	68
Total increase/(decrease)	10	(1,095)	(5)	82	(28)	(630)	(1,666)
Balance at end of period	(29)	(13,686)	54	(4,093)	576	(1,711)	(18,889)
3Q16 (CHF million)
Balance at beginning of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)
Increase/(decrease)	(28)	(214)	(1)	13	0	(852)	(1,082)
Increase/(decrease) due to equity method investments	2	0	0	0	0	0	2
Reclassification adjustments, included in net income/(loss)	(6)	2	0	82	(24)	0	54
Total increase/(decrease)	(32)	(212)	(1)	95	(24)	(852)	(1,026)
Balance at end of period	19	(13,333)	66	(4,390)	530	820	(16,288)
9M17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(13)	(1,262)	(7)	11	0	(1,663)	(2,934)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	13	23	0	242	(94)	168	352
Total increase/(decrease)	1	(1,239)	(7)	253	(94)	(1,495)	(2,581)
Balance at end of period	(34)	(13,334)	54	(4,025)	549	(2,063)	(18,853)
9M16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	45	(778)	6	35	0	345	(347)
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	(7)	60	0	247	(77)	0	223
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	34	(718)	6	282	(77)	820	347
Balance at end of period	19	(13,333)	66	(4,390)	530	820	(16,288)

Details on significant reclassification adjustments
in	3Q17	2Q17	3Q16	9M17	9M16
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	0	0	2	23	60
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	102	100	105	302	317
Tax expense/(benefit)	(20)	(20)	(23)	(60)	(70)
Net of tax	82	80	82	242	247
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(34)	(36)	(30)	(120)	(98)
Tax expense	7	8	6	26	21
Net of tax	(27)	(28)	(24)	(94)	(77)
Gains/(losses) on liabilities relating to credit risk
Reclassification adjustments [3]	170	(2)	0	168	0
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 1Q17 and net releases of CHF 2 million, CHF 3 million and CHF 52 million on the sale of Credit Suisse (Gibraltar) Limited in 3Q16, 2Q16 and 1Q16, respectively. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 24 – Pension and other post-retirement benefits" for further information.
3
Includes the positive impact of an enhancement to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes that were previously recorded in accumulated other comprehensive income and were transferred to net income (trading revenues). Refer to "Note 28 - Financial instruments" for further information.

Additional share information
	3Q17		2Q17		3Q16		9M17		9M16
Common shares issued
Balance at beginning of period	2,556,011,720		2,089,897,378		2,089,897,378		2,089,897,378		1,957,379,244
Issuance of common shares	0		466,114,342		0		466,114,342		132,518,134
of which share-based compensation	0		0		0		0		30,000,000
Balance at end of period	2,556,011,720		2,556,011,720		2,089,897,378		2,556,011,720		2,089,897,378
Treasury shares
Balance at beginning of period	(2,742,487)		(6,308,347)		(8,533,613)		0		(5,910,224)
Sale of treasury shares	225,915,428		240,261,524		346,218,308		631,637,175		1,011,408,538
Repurchase of treasury shares	(227,146,403)		(273,705,085)		(340,446,685)		(673,718,857)		(1,018,608,827)
Share-based compensation	3,023,747		37,009,421		1,199,850		41,131,967		11,548,373
Balance at end of period	(949,715)		(2,742,487)		(1,562,140)		(949,715)		(1,562,140)
Common shares outstanding
Balance at end of period	2,555,062,005	[1]	2,553,269,233	[1]	2,088,335,238	[2]	2,555,062,005	[1]	2,088,335,238	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 415,099,918 of these shares were reserved for capital instruments.

21 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 25 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for a bifurcatable hybrid debt instrument which the Group did not elect to account for at fair value. However, this bifurcated embedded derivative is not subject to an enforceable master netting agreement and is not recorded as a derivative instrument under trading assets and liabilities or other assets and other liabilities. Information on this bifurcated embedded derivative has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	3Q17		4Q16
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	2.2	1.5	8.2	7.5
OTC	88.5	82.5	129.1	121.7
Exchange-traded	0.1	0.2	0.1	0.1
Interest rate products	90.8	84.2	137.4	129.3
OTC	32.7	38.5	59.3	69.2
Exchange-traded	0.0	0.0	0.0	0.1
Foreign exchange products	32.7	38.5	59.3	69.3
OTC	12.7	12.9	11.2	11.5
Exchange-traded	10.0	11.1	11.5	13.0
Equity/index-related products	22.7	24.0	22.7	24.5
OTC-cleared	3.6	4.0	2.1	2.3
OTC	4.7	5.4	5.8	6.2
Credit derivatives	8.3	9.4	7.9	8.5
OTC	1.1	0.6	2.2	1.1
Exchange-traded	0.0	0.0	0.0	0.1
Other products	1.1	0.6	2.2	1.2
OTC-cleared	5.8	5.5	10.3	9.8
OTC	139.7	139.9	207.6	209.7
Exchange-traded	10.1	11.3	11.6	13.3
Total gross derivatives subject to enforceable master netting agreements	155.6	156.7	229.5	232.8
Offsetting (CHF billion)
OTC-cleared	(5.6)	(5.4)	(8.5)	(7.8)
OTC	(123.9)	(131.3)	(188.6)	(199.1)
Exchange-traded	(9.7)	(10.7)	(11.1)	(11.9)
Offsetting	(139.2)	(147.4)	(208.2)	(218.8)
of which counterparty netting	(123.4)	(123.4)	(184.7)	(184.7)
of which cash collateral netting	(15.8)	(24.0)	(23.5)	(34.1)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.2	0.1	1.8	2.0
OTC	15.8	8.6	19.0	10.6
Exchange-traded	0.4	0.6	0.5	1.4
Total net derivatives subject to enforceable master netting agreements	16.4	9.3	21.3	14.0
Total derivatives not subject to enforceable master netting agreements [1]	4.5	5.3	5.6	6.4
Total net derivatives presented in the consolidated balance sheets	20.9	14.6	26.9	20.4
of which recorded in trading assets and trading liabilities	20.9	14.6	26.8	20.4
of which recorded in other assets and other liabilities	0.0	0.0	0.1	0.0
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	3Q17				4Q16
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	106.5	(24.1)	82.4		99.9	(26.9)	73.0
Securities borrowing transactions	18.6	(4.8)	13.8		24.0	(4.5)	19.5
Total subject to enforceable master netting agreements	125.1	(28.9)	96.2		123.9	(31.4)	92.5
Total not subject to enforceable master netting agreements [1]	43.8	–	43.8		42.2	–	42.2
Total	168.9	(28.9)	140.0	[2]	166.1	(31.4)	134.7	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 97,413 million and CHF 87,331 million of the total net amount as of the end of 3Q17 and 4Q16, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	3Q17				4Q16
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	47.7	(26.5)	21.2		51.3	(29.0)	22.3
Securities lending transactions	7.9	(2.4)	5.5		8.3	(2.4)	5.9
Obligation to return securities received as collateral, at fair value	32.7	0.0	32.7		31.9	0.0	31.9
Total subject to enforceable master netting agreements	88.3	(28.9)	59.4		91.5	(31.4)	60.1
Total not subject to enforceable master netting agreements [1]	9.6	–	9.6		5.5	–	5.5
Total	97.9	(28.9)	69.0		97.0	(31.4)	65.6
of which securities sold under repurchase agreements and securities lending transactions	62.0	(28.9)	33.1	[2]	64.4	(31.4)	33.0	[2]
of which obligation to return securities received as collateral, at fair value	35.9	0.0	35.9		32.6	0.0	32.6
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 17,300 million and CHF 19,634 million of the total net amount as of the end of 3Q17 and 4Q16, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	3Q17						4Q16
	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.4	5.6		0.0		10.8	21.3	6.3		0.0		15.0
Securities purchased under resale agreements	82.4	82.4		0.0		0.0	73.0	73.0		0.0		0.0
Securities borrowing transactions	13.8	13.5		0.0		0.3	19.5	18.6		0.0		0.9
Total financial assets subject to enforceable master netting agreements	112.6	101.5		0.0		11.1	113.8	97.9		0.0		15.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	9.3	2.2		0.0		7.1	14.0	3.3		0.0		10.7
Securities sold under repurchase agreements	21.2	21.2		0.0		0.0	22.3	22.3		0.0		0.0
Securities lending transactions	5.5	5.2		0.0		0.3	5.9	5.7		0.0		0.2
Obligation to return securities received as collateral, at fair value	32.7	30.4		0.0		2.3	31.9	30.4		0.0		1.5
Total financial liabilities subject to enforceable master netting agreements	68.7	59.0		0.0		9.7	74.1	61.7		0.0		12.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

22 Tax
The 3Q17 income tax expense of CHF 153 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2017, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.1 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 70 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2012; Japan – 2012; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	3Q17	2Q17	3Q16	9M17	9M16
Effective tax rate (%)	38.3	47.4	83.3	30.7	(42.9)
Tax expense reconciliation
in	3Q17
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	88
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	22
Other non-deductible expenses	(89)
Changes in deferred tax valuation allowance	40
Lower taxed income	(20)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	1
Other	111
Income tax expense	153
Foreign tax rate differential
3Q17 included a foreign tax expense of CHF 22 million in respect of earnings in higher tax jurisdictions, such as Brazil, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
3Q17 included the reversal of non-deductible interest expenses of CHF 201 million arising from the reassessment of a previously taken tax position relating to the deductibility of such costs, partially offset by a tax expense of CHF 106 million relating to the non-deductible interest expenses and a tax expense of CHF 6 million in respect of non-deductible bank levy costs and other non-deductible expenses.
Changes in deferred tax valuation allowance
3Q17 included the impact of the increase of valuation allowances of CHF 92 million mainly in respect of three of the Group’s operating entities, two in the UK and one in Switzerland, and a decrease of valuation allowances of CHF 52 million mainly in respect of two of the Group’s operating entities, one in the UK and one in Switzerland, related to estimated current year earnings.
Lower taxed income
3Q17 included the impacts of CHF 6 million related to non-taxable life insurance income, a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 14 million, and various smaller items.

Other
3Q17 included a tax expense of CHF 96 million from an adverse earnings mix in one of the Group’s operating entities in Switzerland, a tax expense of CHF 55 million relating to the increase of tax contingency accruals and a tax expense of CHF 11 million from prior year adjustments, partially offset by a tax benefit of CHF 49 million from a favorable court decision and a tax benefit of CHF 20 million from own-credit revaluation losses. The remaining balance included various smaller items.
Net deferred tax assets
end of	3Q17	2Q17
Net deferred tax assets (CHF million)
Deferred tax assets	7,503	7,542
of which net operating losses	2,666	2,787
of which deductible temporary differences	4,837	4,755
Deferred tax liabilities	(271)	(231)
Net deferred tax assets	7,232	7,311
23 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Capital Opportunity Facility awards, Plus Bond awards, 2008 Partner Asset Facilities awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q17 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q17	2Q17	3Q16	9M17	9M16
Deferred compensation expense (CHF million)
Share awards	119	130	145	395	481
Performance share awards	83	87	80	268	286
Contingent Capital Awards	65	65	84	215	146
Contingent Capital share awards	4	6	10	15	16
Capital Opportunity Facility awards	3	3	4	10	10
Plus Bond awards	0	0	0	0	5	[1]
2008 Partner Asset Facility awards [2]	0	0	21	7	5
Other cash awards	130	87	107	312	242
Total deferred compensation expense	404	378	451	1,222	1,191
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	3Q17
Estimated unrecognized compensation expense (CHF million)
Share awards	592
Performance share awards	249
Contingent Capital Awards	162
Contingent Capital share awards	8
Other cash awards	232
Total	1,243

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
3Q17 activity
In 3Q17, the Group granted fixed deferred cash awards of CHF 90 million to certain employees in the US. These awards will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year period from the grant date, with CHF 38 million being expensed in 3Q17.
Share-based award activity
	3Q17			9M17
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards		Performance share awards		Contingent Capital share awards
Share-based award activities
Balance at beginning of period	87.1	56.5	8.9	73.2		48.4		13.5
Granted	2.2	0.0	0.0	49.9	[1]	31.8	[1]	0.3	[1]
Settled	(4.6)	(0.5)	(0.1)	(37.0)		(23.8)		(5.0)
Forfeited	(1.8)	(1.2)	(0.2)	(3.2)		(1.6)		(0.2)
Balance at end of period	82.9	54.8	8.6	82.9		54.8		8.6
of which vested	6.9	5.8	1.2	6.9		5.8		1.2
of which unvested	76.0	49.0	7.4	76.0		49.0		7.4
1
Includes an adjustment for share awards granted in 2Q17 to compensate for the proportionate dilution of Group shares resulting from the rights offering approved on May 18, 2017. The number of deferred share-based awards held by each individual was increased by 3.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

24 Pension and other post-retirement benefits
The Group expects to contribute CHF 442 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2017. As of the end of 3Q17, CHF 343 million of contributions have been made.
Components of total benefit costs
in	3Q17	2Q17	3Q16	9M17	9M16
Total benefit costs (CHF million)
Service costs on benefit obligation	67	67	77	200	232
Interest costs on benefit obligation	41	36	67	114	207
Expected return on plan assets	(151)	(151)	(177)	(454)	(533)
Amortization of recognized prior service cost/(credit)	(33)	(33)	(29)	(98)	(87)
Amortization of recognized actuarial losses	102	100	105	303	315
Net periodic benefit costs	26	19	43	65	134
Settlement losses/(gains)	0	0	0	(1)	2
Curtailment losses/(gains)	(6)	(8)	(1)	(32)	(11)
Special termination benefits	8	4	7	12	11
Total benefit costs	28	15	49	44	136

25 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 28 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,372.3	0.8	0.9	0.0	0.0	0.0
Swaps	12,592.4	63.3	57.8	45.0	0.1	0.2
Options bought and sold (OTC)	2,129.5	27.3	26.1	0.0	0.0	0.0
Futures	559.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	481.6	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,134.9	91.6	85.0	45.0	0.1	0.2
Forwards	1,286.5	12.8	12.7	13.7	0.1	0.0
Swaps	624.4	16.3	22.0	0.0	0.0	0.0
Options bought and sold (OTC)	452.2	5.1	5.2	2.0	0.0	0.0
Futures	21.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.8	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,390.1	34.2	39.9	15.7	0.1	0.0
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	192.1	5.2	5.9	0.0	0.0	0.0
Options bought and sold (OTC)	234.9	8.3	8.3	0.0	0.0	0.0
Futures	42.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	394.0	10.1	11.5	0.0	0.0	0.0
Equity/index-related products	864.5	23.6	25.8	0.0	0.0	0.0
Credit derivatives [2]	551.2	8.5	9.8	0.0	0.0	0.0
Forwards	6.5	0.0	0.1	0.0	0.0	0.0
Swaps	20.0	1.8	1.2	0.0	0.0	0.0
Options bought and sold (OTC)	15.1	0.2	0.0	0.0	0.0	0.0
Futures	16.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.0	0.0	0.0	0.0	0.0	0.0
Other products [3]	60.7	2.0	1.3	0.0	0.0	0.0
Total derivative instruments	28,001.4	159.9	161.8	60.7	0.2	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 28,062.1 billion, CHF 160.1 billion and CHF 162.0 billion, respectively, as of September 30, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,321.9	3.3	3.2	0.0	0.0	0.0
Swaps	13,190.0	91.0	85.5	47.5	1.0	1.0
Options bought and sold (OTC)	2,164.4	43.1	41.1	0.0	0.0	0.0
Futures	522.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	468.0	0.2	0.2	0.0	0.0	0.0
Interest rate products	24,666.4	137.6	130.0	47.5	1.0	1.0
Forwards	1,211.6	19.2	20.8	11.0	0.1	0.0
Swaps	819.4	34.5	42.0	0.0	0.0	0.0
Options bought and sold (OTC)	416.8	8.1	8.4	4.8	0.0	0.0
Futures	17.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.1	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,469.7	61.8	71.2	15.8	0.1	0.0
Forwards	1.3	0.0	0.0	0.0	0.0	0.0
Swaps	191.0	4.7	5.3	0.0	0.0	0.0
Options bought and sold (OTC)	206.5	7.7	7.4	0.0	0.0	0.0
Futures	41.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	355.9	11.6	13.1	0.0	0.0	0.0
Equity/index-related products	796.2	24.0	25.8	0.0	0.0	0.0
Credit derivatives [2]	558.7	8.1	9.2	0.0	0.0	0.0
Forwards	7.2	0.1	0.2	0.0	0.0	0.0
Swaps	20.1	2.0	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	20.2	0.4	0.3	0.0	0.0	0.0
Futures	14.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.4	0.0	0.1	0.0	0.0	0.0
Other products [3]	65.2	2.5	2.0	0.0	0.0	0.0
Total derivative instruments	28,556.2	234.0	238.2	63.3	1.1	1.0
The notional amount, PRV and NRV (trading and hedging) was CHF 28,619.5 billion, CHF 235.1 billion and CHF 239.2 billion, respectively, as of December 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 21 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Fair value hedges
in	3Q17	2Q17	3Q16	9M17	9M16
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	17	282	(124)	48	1,783
Total	17	282	(124)	48	1,783
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(28)	(301)	128	(72)	(1,943)
Total	(28)	(301)	128	(72)	(1,943)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(11)	(19)	4	(24)	(160)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	3Q17		2Q17		3Q16		9M17		9M16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(11)		8		(35)		(10)		62
Foreign exchange products	22		(26)		2		(8)		(7)
Total	11		(18)		(33)		(18)		55
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	(2)	[1]	(2)	[1]	10	[1]	(4)	[1]	26	[1]
Foreign exchange products	10	[2,3]	(16)	[2,3]	(3)	[3,4]	(10)	[2,3]	(14)	[2,3,4]
Total	8		(18)		7		(14)		12
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(2)		(2)		(13)		(1)		18
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 3Q17, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 21 million.
Net investment hedges
in	3Q17	2Q17	3Q16	9M17	9M16
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(213)	133	(128)	(267)	(380)
Total	(213)	133	(128)	(267)	(380)
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	3Q17				4Q16
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	5.7	0.1	1.1	6.9	10.5	0.2	1.1	11.8
Collateral posted	4.6	0.1	–	4.7	9.5	0.2	–	9.7
Impact of a one-notch downgrade event	0.2	0.1	0.1	0.4	0.3	0.2	0.0	0.5
Impact of a two-notch downgrade event	1.0	0.2	0.5	1.7	1.3	0.4	0.5	2.2
Impact of a three-notch downgrade event	1.1	0.6	0.7	2.4	1.5	0.7	0.7	2.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 6.4 billion and CHF 7.8 billion as of the end of 3Q17 and 4Q16, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	3Q17						4Q16
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(63.7)	59.7		(4.0)	12.1	0.9	(72.4)	67.4		(5.0)	14.3	0.7
Non-investment grade	(31.0)	28.1		(2.9)	16.1	(0.3)	(30.3)	28.1		(2.2)	18.1	(1.0)
Total single-name instruments	(94.7)	87.8		(6.9)	28.2	0.6	(102.7)	95.5		(7.2)	32.4	(0.3)
of which sovereign	(23.0)	20.8		(2.2)	5.6	(0.6)	(27.7)	25.6		(2.1)	6.5	(0.9)
of which non-sovereign	(71.7)	67.0		(4.7)	22.6	1.2	(75.0)	69.9		(5.1)	25.9	0.6
Multi-name instruments (CHF billion)
Investment grade [2]	(121.4)	115.2		(6.2)	34.2	0.3	(115.0)	113.9		(1.1)	41.2	0.0
Non-investment grade	(26.8)	25.8	[3]	(1.0)	10.9	1.3	(20.9)	19.5	[3]	(1.4)	9.8	0.3
Total multi-name instruments	(148.2)	141.0		(7.2)	45.1	1.6	(135.9)	133.4		(2.5)	51.0	0.3
of which sovereign	(0.2)	0.2		0.0	0.4	0.0	(0.3)	0.2		(0.1)	0.7	0.1
of which non-sovereign	(148.0)	140.8		(7.2)	44.7	1.6	(135.6)	133.2		(2.4)	50.3	0.2
Total instruments (CHF billion)
Investment grade [2]	(185.1)	174.9		(10.2)	46.3	1.2	(187.4)	181.3		(6.1)	55.5	0.7
Non-investment grade	(57.8)	53.9		(3.9)	27.0	1.0	(51.2)	47.6		(3.6)	27.9	(0.7)
Total instruments	(242.9)	228.8		(14.1)	73.3	2.2	(238.6)	228.9		(9.7)	83.4	0.0
of which sovereign	(23.2)	21.0		(2.2)	6.0	(0.6)	(28.0)	25.8		(2.2)	7.2	(0.8)
of which non-sovereign	(219.7)	207.8		(11.9)	67.3	2.8	(210.6)	203.1		(7.5)	76.2	0.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q17	4Q16
Credit derivatives (CHF billion)
Credit protection sold	242.9	238.6
Credit protection purchased	228.8	228.9
Other protection purchased	73.3	83.4
Other instruments [1]	6.2	7.8
Total credit derivatives	551.2	558.7
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q17 (CHF billion)
Single-name instruments	26.7	59.7	8.3	94.7
Multi-name instruments	46.6	66.7	34.9	148.2
Total instruments	73.3	126.4	43.2	242.9
4Q16 (CHF billion)
Single-name instruments	24.2	72.7	5.8	102.7
Multi-name instruments	27.5	84.7	23.7	135.9
Total instruments	51.7	157.4	29.5	238.6
26 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q17 (CHF million)
Credit guarantees and similar instruments	1,791	1,081	2,872	2,629		21	1,649
Performance guarantees and similar instruments	4,803	2,221	7,024	6,073		28	3,011
Derivatives [2]	11,638	9,782	21,420	21,420		437	–	[3]
Other guarantees	3,692	1,854	5,546	5,541		50	3,506
Total guarantees	21,924	14,938	36,862	35,663		536	8,166
4Q16 (CHF million)
Credit guarantees and similar instruments	1,962	1,171	3,133	2,913		13	2,043
Performance guarantees and similar instruments	5,109	2,005	7,114	6,124		76	3,090
Derivatives [2]	15,864	7,943	23,807	23,807		684	–	[3]
Other guarantees	3,460	2,000	5,460	5,456		44	3,668
Total guarantees	26,395	13,119	39,514	38,300		817	8,801
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first nine months of 2017, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not significant. The balance of outstanding repurchase claims as of the end of 3Q17 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 30 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2016 for a description of these commitments.
Other commitments
end of	3Q17						4Q16
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,113	16	4,129	4,013		2,523	4,356	0	4,356	4,281		2,748
Irrevocable loan commitments [2]	23,763	81,163	104,926	101,038		43,484	30,382	86,593	116,975	113,016		46,068
Forward reverse repurchase agreements	540	0	540	540		540	84	0	84	84		84
Other commitments	146	187	333	333		0	487	150	637	637		0
Total other commitments	28,562	81,366	109,928	105,924		46,547	35,309	86,743	122,052	118,018		48,900
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 106,901 million and CHF 95,743 million of unused credit limits as of the end of 3Q17 and 4Q16, respectively, which were revocable at the Group's sole discretion upon notice to the client.

27 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M17 and 9M16 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	9M17	9M16
Gains and cash flows (CHF million)
CMBS
Net gain [1]	32	0
Proceeds from transfer of assets	4,234	3,315
Cash received on interests that continue to be held	23	53
RMBS
Net gain/(loss) [1]	3	(1)
Proceeds from transfer of assets	11,329	7,706
Servicing fees	2	2
Cash received on interests that continue to be held	225	394
Other asset-backed financings
Net gain [1]	31	22
Proceeds from transfer of assets	5,833	1,963
Fees [2]	93	93
Cash received on interests that continue to be held	4	2
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q17 and 4Q16, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q17	4Q16
CHF million
CMBS
Principal amount outstanding	20,968	28,779
Total assets of SPE	31,424	40,234
RMBS
Principal amount outstanding	35,152	38,319
Total assets of SPE	36,310	39,680
Other asset-backed financings
Principal amount outstanding	20,295	19,777
Total assets of SPE	36,348	36,049
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 28 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	9M17							9M16
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			71				1,323			42				1,499
of which level 2			71				1,254			42				1,396
of which level 3			0				69			0				103
Weighted-average life, in years			10.4				8.1			10.7				6.4
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	17.9			–	[2]	8.0	–	33.0
Cash flow discount rate (rate per annum), in % [3]	2.4	–	3.5		2.0	–	9.9	2.4	–	4.9		1.4	–	24.4
Expected credit losses (rate per annum), in %	0.6	–	0.6		0.8	–	2.1	0.0	–	0.0		11.2	–	11.2
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q17 and 4Q16.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	3Q17											4Q16
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			200				1,571			608				258				1,851			443
of which non-investment grade			91				314			32				70				523			32
Weighted-average life, in years			6.3				8.1			6.0				7.2				8.1			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	21.1			–				–		2.0	–	26.9			–
Impact on fair value from 10% adverse change			–				(23.7)			–				–				(28.7)			–
Impact on fair value from 20% adverse change			–				(46.4)			–				–				(55.9)			–
Cash flow discount rate (rate per annum), in % [4]	2.2	–	13.1		1.6	–	30.9	1.0	–	29.0		2.3	–	28.8		1.7	–	47.2	0.8	–	21.2
Impact on fair value from 10% adverse change			(4.2)				(36.5)			(30.2)				(6.0)				(48.1)			(8.3)
Impact on fair value from 20% adverse change			(8.2)				(71.1)			(48.2)				(11.7)				(93.5)			(16.4)
Expected credit losses (rate per annum), in %	0.6	–	11.9		0.8	–	28.7	1.1	–	28.0		0.7	–	28.0		0.9	–	44.9	0.9	–	21.2
Impact on fair value from 10% adverse change			(2.5)				(18.2)			(7.9)				(3.5)				(27.3)			(5.1)
Impact on fair value from 20% adverse change			(4.9)				(35.7)			(29.3)				(6.9)				(53.3)			(10.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q17 and 4Q16.
> Refer to “Note 29 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q17	4Q16
CHF million
Other asset-backed financings
Trading assets	406	240
Other assets	0	12
Liability to SPE, included in Other liabilities	(406)	(252)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 3Q17 and 4Q16, the Group had agreements in the form of longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 3Q17 and 4Q16, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 3Q17 and 4Q16.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
3Q17 (CHF million)
Sales with longevity swaps	262	322	355	523		–
Total transactions outstanding	262	322	355	523	[2]	0
4Q16 (CHF million)
Sales with longevity swaps	277	340	374	556		–
Total transactions outstanding	277	340	374	556	[2]	0
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2
As of the end of 3Q17 and 4Q16, gross derivative assets of CHF 523 million and CHF 556 million, respectively, were included in other products, as disclosed in Note 25 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group's default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q17 and 4Q16.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q17	4Q16
CHF billion
Government debt securities	26.5	29.4
Corporate debt securities	16.5	13.9
Asset-backed securities	8.4	10.3
Equity securities	0.6	1.1
Other	0.4	0.3
Securities sold under repurchase agreements	52.4	55.0
Government debt securities	2.8	2.5
Corporate debt securities	0.4	0.5
Equity securities	6.2	6.0
Other	0.3	0.4
Securities lending transactions	9.7	9.4
Government debt securities	2.3	0.7
Corporate debt securities	0.5	0.4
Equity securities	33.1	31.5
Obligation to return securities received as collateral, at fair value	35.9	32.6
Total	98.0	97.0
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q17 (CHF billion)
Securities sold under repurchase agreements	8.1		27.2		8.0	9.1	52.4
Securities lending transactions	7.1		2.4		0.0	0.2	9.7
Obligation to return securities received as collateral, at fair value	35.7		0.0		0.0	0.2	35.9
Total	50.9		29.6		8.0	9.5	98.0
4Q16 (CHF billion)
Securities sold under repurchase agreements	6.8		31.9		8.4	7.9	55.0
Securities lending transactions	6.7		2.4		0.0	0.3	9.4
Obligation to return securities received as collateral, at fair value	32.2		0.4		0.0	0.0	32.6
Total	45.7		34.7		8.4	8.2	97.0
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 21 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 164 days as of the end of 3Q17. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement, credit card receivables, student loans and car loans.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q17 and 4Q16.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q17 (CHF million)
Cash and due from banks	38	131	81	92	69	8	419
Trading assets	1	0	498	169	875	1,407	2,950
Investment securities	0	0	740	0	0	0	740
Other investments	0	0	0	264	1,254	283	1,801
Net loans	0	9	0	9	20	240	278
Premises and equipment	0	0	0	0	160	0	160
Other assets	309	6	1,086	4	40	1,277	2,722
of which loans held-for-sale	308	0	155	0	3	0	466
Total assets of consolidated VIEs	348	146	2,405	538	2,418	3,215	9,070
Trading liabilities	0	0	0	0	6	1	7
Long-term debt	100	0	1,305	0	35	32	1,472
Other liabilities	0	0	0	55	111	111	277
Total liabilities of consolidated VIEs	100	0	1,305	55	152	144	1,756
4Q16 (CHF million)
Cash and due from banks	43	1	41	52	50	182	369
Trading assets	0	0	0	478	933	1,333	2,744
Investment securities	0	0	511	0	0	0	511
Other investments	0	0	0	228	1,446	332	2,006
Net loans	0	0	0	0	30	254	284
Premises and equipment	0	0	0	0	199	0	199
Other assets	0	1	1,483	48	51	1,034	2,617
of which loans held-for-sale	0	0	415	0	7	0	422
Total assets of consolidated VIEs	43	2	2,035	806	2,709	3,135	8,730
Trading liabilities	0	0	0	0	18	0	18
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	54	0	1,639	7	57	2	1,759
Other liabilities	0	0	1	15	124	104	244
Total liabilities of consolidated VIEs	54	0	1,640	23	199	106	2,022

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2016 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
3Q17 (CHF million)
Trading assets	562	3,931	1,041	241	2,328	8,103
Net loans	250	725	2,378	5,444	252	9,049
Other assets	6	10	67	2	454	539
Total variable interest assets	818	4,666	3,486	5,687	3,034	17,691
Maximum exposure to loss	818	6,139	3,490	8,754	3,942	23,143
Total assets of non-consolidated VIEs	12,066	66,489	67,295	27,015	34,610	207,475
4Q16 (CHF million)
Trading assets	440	3,881	1,526	528	191	6,566
Net loans	4	105	2,007	4,634	608	7,358
Other assets	5	14	20	4	520	563
Total variable interest assets	449	4,000	3,553	5,166	1,319	14,487
Maximum exposure to loss	449	7,171	3,553	9,215	1,821	22,209
Total assets of non-consolidated VIEs	9,774	65,820	68,546	32,651	37,087	213,878
28 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	175	0	–		–		175
Interest-bearing deposits with banks	0	0	0	–		–		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	97,413	0	–		–		97,413
Debt	555	877	1	–		–		1,433
of which corporates	0	840	1	–		–		841
Equity	34,115	335	18	–		–		34,468
Securities received as collateral	34,670	1,212	19	–		–		35,901
Debt	24,790	36,314	2,124	–		–		63,228
of which foreign governments	24,387	3,704	336	–		–		28,427
of which corporates	300	10,882	1,056	–		–		12,238
of which RMBS	0	18,022	393	–		–		18,415
of which CMBS	0	2,165	33	–		–		2,198
of which CDO	0	1,540	157	–		–		1,697
Equity	46,908	4,288	209	–		1,058		52,463
Derivatives	4,822	151,537	3,473	(138,969)		–		20,863
of which interest rate products	778	90,066	806	–		–		–
of which foreign exchange products	111	33,907	201	–		–		–
of which equity/index-related products	3,933	18,749	889	–		–		–
of which credit derivatives	0	7,977	474	–		–		–
Other	2,311	439	3,075	–		–		5,825
Trading assets	78,831	192,578	8,881	(138,969)		1,058		142,379
Debt	244	2,305	54	–		–		2,603
of which foreign governments	97	1,298	0	–		–		1,395
of which corporates	0	255	0	–		–		255
of which RMBS	0	687	51	–		–		738
of which CMBS	0	0	2	–		–		2
Equity	6	95	0	–		–		101
Investment securities	250	2,400	54	–		–		2,704
Private equity	0	0	7	–		422		429
of which equity funds	0	0	0	–		196		196
Hedge funds	0	0	0	–		334		334
of which debt funds	0	0	0	–		236		236
Other equity investments	24	5	268	–		1,308		1,605
of which private	16	5	267	–		1,306		1,594
Life finance instruments	0	1	1,358	–		–		1,359
Other investments	24	6	1,633	–		2,064		3,727
Loans	0	10,399	4,963	–		–		15,362
of which commercial and industrial loans	0	4,201	2,400	–		–		6,601
of which financial institutions	0	3,795	1,631	–		–		5,426
Other intangible assets (mortgage servicing rights)	0	0	153	–		–		153
Other assets	252	6,670	1,899	(197)		–		8,624
of which loans held-for-sale	0	4,763	1,691	–		–		6,454
Total assets at fair value	114,027	310,853	17,602	(139,166)		3,122		306,438
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	521	0	–		–		521
Customer deposits	0	3,116	438	–		–		3,554
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	17,300	0	–		–		17,300
Debt	555	877	1	–		–		1,433
of which corporates	0	840	1	–		–		841
Equity	34,115	335	18	–		–		34,468
Obligation to return securities received as collateral	34,670	1,212	19	–		–		35,901
Debt	4,997	4,381	10	–		–		9,388
of which foreign governments	4,936	312	0	–		–		5,248
of which corporates	1	3,867	10	–		–		3,878
Equity	19,371	471	51	–		4		19,897
Derivatives	4,906	154,144	2,731	(147,146)		–		14,635
of which interest rate products	817	83,851	328	–		–		–
of which foreign exchange products	150	39,607	82	–		–		–
of which equity/index-related products	3,939	20,778	1,092	–		–		–
of which credit derivatives	0	9,145	686	–		–		–
Trading liabilities	29,274	158,996	2,792	(147,146)		4		43,920
Short-term borrowings	0	5,222	599	–		–		5,821
Long-term debt	0	56,429	12,917	–		–		69,346
of which treasury debt over two years	0	949	0	–		–		949
of which structured notes over one year and up to two years	0	6,266	276	–		–		6,542
of which structured notes over two years	0	37,882	12,476	–		–		50,358
of which other debt instruments over two years	0	2,963	62	–		–		3,025
of which other subordinated bonds	0	5,435	0	–		–		5,435
of which non-recourse liabilities	0	1,371	100	–		–		1,471
Other liabilities	0	7,241	1,415	(229)		–		8,427
of which failed sales	0	386	233	–		–		619
Total liabilities at fair value	63,944	250,037	18,180	(147,375)		4		184,790
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	200	0	–		–		200
Interest-bearing deposits with banks	0	25	1	–		–		26
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	87,157	174	–		–		87,331
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	29,498	32,193	3,977	–		–		65,668
of which foreign governments	29,226	2,408	292	–		–		31,926
of which corporates	180	12,326	1,674	–		–		14,180
of which RMBS	0	14,153	605	–		–		14,758
of which CMBS	0	2,227	65	–		–		2,292
of which CDO	0	1,074	1,165	–		–		2,239
Equity	58,490	3,795	240	–		1,346		63,871
Derivatives	5,631	224,142	4,305	(207,296)		–		26,782
of which interest rate products	3,074	133,834	748	–		–		–
of which foreign exchange products	18	61,448	355	–		–		–
of which equity/index-related products	2,538	20,519	914	–		–		–
of which credit derivatives	0	7,388	688	–		–		–
Other	2,267	2,319	4,243	–		–		8,829
Trading assets	95,886	262,449	12,765	(207,296)		1,346		165,150
Debt	294	2,034	72	–		–		2,400
of which foreign governments	103	1,240	0	–		–		1,343
of which corporates	0	287	0	–		–		287
of which RMBS	0	425	72	–		–		497
of which CMBS	0	14	0	–		–		14
Equity	3	86	0	–		–		89
Investment securities	297	2,120	72	–		–		2,489
Private equity	0	0	8	–		574		582
of which equity funds	0	0	0	–		240		240
Hedge funds	0	0	0	–		546		546
of which debt funds	0	0	0	–		292		292
Other equity investments	22	64	310	–		984		1,380
of which private	15	64	310	–		984		1,373
Life finance instruments	0	0	1,588	–		–		1,588
Other investments	22	64	1,906	–		2,104		4,096
Loans	0	12,943	6,585	–		–		19,528
of which commercial and industrial loans	0	6,051	3,816	–		–		9,867
of which financial institutions	0	4,403	1,829	–		–		6,232
Other intangible assets (mortgage servicing rights)	0	0	138	–		–		138
Other assets	260	8,359	1,679	(915)		–		9,383
of which loans held-for-sale	0	4,640	1,316	–		–		5,956
Total assets at fair value	127,790	374,486	23,390	(208,211)		3,450		320,905
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	437	0	–		–		437
Customer deposits	0	3,166	410	–		–		3,576
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,634	0	–		–		19,634
Debt	619	419	1	–		–		1,039
of which corporates	1	375	1	–		–		377
Equity	30,706	750	69	–		–		31,525
Obligation to return securities received as collateral	31,325	1,169	70	–		–		32,564
Debt	4,376	3,564	23	–		–		7,963
of which foreign governments	4,374	547	0	–		–		4,921
of which corporates	0	2,760	23	–		–		2,783
Equity	16,365	191	41	–		1		16,598
Derivatives	5,407	229,051	3,673	(217,762)		–		20,369
of which interest rate products	2,946	126,422	538	–		–		–
of which foreign exchange products	18	71,006	150	–		–		–
of which equity/index-related products	2,442	22,219	1,181	–		–		–
of which credit derivatives	0	8,350	851	–		–		–
Trading liabilities	26,148	232,806	3,737	(217,762)		1		44,930
Short-term borrowings	0	3,545	516	–		–		4,061
Long-term debt	0	59,453	13,415	–		–		72,868
of which treasury debt over two years	0	3,217	0	–		–		3,217
of which structured notes over one year and up to two years	0	6,852	326	–		–		7,178
of which structured notes over two years	0	39,824	12,434	–		–		52,258
of which other debt instruments over two years	0	2,311	634	–		–		2,945
of which other subordinated bonds	0	5,482	1	–		–		5,483
of which non-recourse liabilities	0	1,742	17	–		–		1,759
Other liabilities	0	8,823	1,684	(1,014)		–		9,493
of which failed sales	0	507	219	–		–		726
Total liabilities at fair value	57,473	329,033	19,832	(218,776)		1		187,563
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 9M17, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were mainly in exchange traded derivatives and equity securities as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 9M17, transfers out of level 1 to level 2 were primarily from trading assets, mainly in debt and equity securities, for which suitable closing prices were unobtainable as of the end of 9M17.
Transfers between level 1 and level 2
in	9M17		9M16
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	135	0	0
Debt	15	220	1,998	1,683
Equity	700	337	286	1,003
Derivatives	2,688	0	2,875	0
Trading assets	3,403	557	5,159	2,686
Investment securities	0	0	0	1,233
Liabilities (CHF million)
Obligations to return securities received as collateral	0	135	0	0
Debt	2	43	2	39
Equity	75	129	24	150
Derivatives	3,042	49	3,548	19
Trading liabilities	3,119	221	3,574	208

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
9M17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	40	0	0	(41)	0	0	0		0	0		0	0		0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(193)	0		0	0		0	0		0	(7)	0
Securities received as collateral	70	3	(1)	37	(86)	0	0	0		0	0		0	0		0	(4)	19
Debt	3,977	421	(721)	1,684	(2,752)	0	0	(6)		(95)	5		2	0		0	(391)	2,124
of which corporates	1,674	177	(513)	1,491	(1,644)	0	0	(5)		(26)	5		0	0		0	(103)	1,056
of which RMBS	605	234	(196)	77	(227)	0	0	3		(75)	0		0	0		0	(28)	393
of which CMBS	65	5	(16)	1	(13)	0	0	(3)		(2)	0		0	0		0	(4)	33
of which CDO	1,165	25	(128)	141	(995)	0	0	0		(11)	0		1	0		0	(41)	157
Equity	240	33	(29)	131	(149)	0	0	0		(5)	0		0	0		0	(12)	209
Derivatives	4,305	314	(693)	0	0	734	(1,102)	102		19	0		0	0		0	(206)	3,473
of which interest rate products	748	54	(33)	0	0	109	(119)	6		70	0		0	0		0	(29)	806
of which equity/index-related products	914	100	(63)	0	0	298	(404)	10		79	0		0	0		0	(45)	889
of which credit derivatives	688	158	(199)	0	0	57	(210)	24		(8)	0		0	0		0	(36)	474
Other	4,243	96	(227)	11,060	(12,153)	0	(247)	4		316	0		0	0		0	(17)	3,075
Trading assets	12,765	864	(1,670)	12,875	(15,054)	734	(1,349)	100		235	5		2	0		0	(626)	8,881
Investment securities	72	0	(17)	89	(86)	0	(80)	(1)		81	0		0	0		0	(4)	54
Equity	318	0	(22)	124	(143)	0	0	0		(19)	0		29	0		0	(12)	275
Life finance instruments	1,588	0	0	140	(320)	0	0	0		33	0		0	0		0	(83)	1,358
Other investments	1,906	0	(22)	264	(463)	0	0	0		14	0		29	0		0	(95)	1,633
Loans	6,585	941	(597)	66	(565)	805	(2,052)	(14)		105	0		0	0		0	(311)	4,963
of which commercial and industrial loans	3,816	299	(325)	62	(385)	312	(1,246)	(2)		42	0		0	0		0	(173)	2,400
of which financial institutions	1,829	349	(9)	3	(176)	407	(672)	0		(9)	0		0	0		0	(91)	1,631
Other intangible assets (mortgage servicing rights)	138	0	0	23	(1)	0	0	0		0	0		1	0		0	(8)	153
Other assets	1,679	154	(83)	497	(843)	1,022	(297)	0		(150)	0		(6)	0		0	(74)	1,899
of which loans held-for-sale [2]	1,316	79	(68)	429	(708)	1,021	(297)	0		(18)	0		(5)	0		0	(58)	1,691
Total assets at fair value	23,390	2,002	(2,390)	13,851	(17,139)	2,587	(3,971)	85		285	5		26	0		0	(1,129)	17,602
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	35	0	0		(29)	0		0	0		25	(3)	438
Obligation to return securities received as collateral	70	3	(1)	37	(86)	0	0	0		0	0		0	0		0	(4)	19
Trading liabilities	3,737	343	(872)	92	(102)	763	(1,235)	101		159	0		(2)	0		0	(192)	2,792
of which interest rate derivatives	538	52	(35)	0	0	45	(242)	4		(9)	0		0	0		0	(25)	328
of which foreign exchange derivatives	150	11	(1)	0	0	7	(10)	0		(68)	0		0	0		0	(7)	82
of which equity/index-related derivatives	1,181	30	(129)	0	0	396	(528)	20		185	0		0	0		0	(63)	1,092
of which credit derivatives	851	205	(297)	0	0	129	(222)	17		49	0		0	0		0	(46)	686
Short-term borrowings	516	90	(103)	0	0	484	(368)	(2)		28	4		4	0		(27)	(27)	599
Long-term debt	13,415	1,010	(2,361)	0	0	3,550	(3,179)	52		1,061	0		0	12		138	(781)	12,917
of which structured notes over two years	12,434	842	(2,261)	0	0	2,997	(2,055)	51		1,055	0		0	12		137	(736)	12,476
Other liabilities	1,684	108	(56)	121	(199)	8	(397)	(16)		(5)	0		246	0		0	(79)	1,415
of which failed sales	219	46	(28)	108	(147)	0	0	(1)		47	0		0	0		0	(11)	233
Total liabilities at fair value	19,832	1,554	(3,393)	250	(387)	4,840	(5,179)	135		1,214	4		248	12		136	(1,086)	18,180
Net assets/(liabilities) at fair value	3,558	448	1,003	13,601	(16,752)	(2,253)	1,208	(50)		(929)	1		(222)	(12)		(136)	(43)	(578)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (48) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
9M16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	0	0	0	49	0	0	0	0		0	0		0	0		0	0	49
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	227	(227)	0		0	0		0	0		0	(2)	156
Securities received as collateral	0	0	0	34	(18)	0	0	0		0	0		0	0		0	0	16
Debt	4,563	941	(1,276)	3,114	(3,121)	0	0	(6)		(129)	0		1	0		0	(28)	4,059
of which corporates	1,745	361	(590)	2,206	(1,839)	0	0	0		(21)	0		0	0		0	(14)	1,848
of which RMBS	814	442	(464)	378	(475)	0	0	(12)		(80)	0		0	0		0	(16)	587
of which CMBS	215	12	(9)	44	(167)	0	0	0		(36)	0		0	0		0	(2)	57
of which CDO	1,298	76	(159)	454	(508)	0	0	2		(20)	0		1	0		0	(23)	1,121
Equity	871	101	(118)	450	(962)	0	0	(42)		(49)	0		0	0		0	(11)	240
Derivatives	4,831	1,108	(701)	0	0	1,269	(2,517)	28		276	0		(22)	0		0	(39)	4,233
of which interest rate products	791	60	(38)	0	0	106	(173)	4		85	0		0	0		0	(5)	830
of which equity/index-related products	936	268	(109)	0	0	354	(353)	12		91	0		(22)	0		0	2	1,179
of which credit derivatives	1,568	765	(542)	0	0	517	(1,599)	15		(33)	0		0	0		0	(20)	671
Other	4,266	770	(952)	2,464	(2,433)	0	(269)	6		322	0		0	0		0	(83)	4,091
Trading assets	14,531	2,920	(3,047)	6,028	(6,516)	1,269	(2,786)	(14)		420	0		(21)	0		0	(161)	12,623
Investment securities	148	0	(36)	95	(85)	0	(103)	(10)		80	0		0	0		0	(1)	88
Equity	366	7	(1)	57	(107)	0	0	0		16	0		12	0		0	11	361
Life finance instruments	1,669	0	0	142	(271)	0	0	0		134	0		0	0		0	(34)	1,640
Other investments	2,035	7	(1)	199	(378)	0	0	0		150	0		12	0		0	(23)	2,001
Loans	8,950	601	(1,700)	445	(1,211)	2,890	(2,864)	(49)		4	0		0	0		0	(117)	6,949
of which commercial and industrial loans	5,735	338	(453)	45	(839)	1,728	(1,894)	(17)		(70)	0		0	0		0	(48)	4,525
of which financial institutions	1,729	73	(288)	332	(337)	570	(547)	(2)		46	0		0	0		0	(36)	1,540
Other intangible assets (mortgage servicing rights)	112	0	0	6	(1)	0	0	0		0	0		1	0		0	(3)	115
Other assets	7,087	280	(1,186)	1,955	(5,791)	825	(797)	(59)		(128)	0		(6)	0		0	40	2,220
of which loans held-for-sale	6,768	209	(1,001)	1,748	(5,705)	825	(797)	(72)		(32)	0		(6)	0		0	45	1,982
Total assets at fair value	33,021	3,808	(5,970)	8,811	(14,000)	5,211	(6,777)	(132)		526	0		(14)	0		0	(267)	24,217
Liabilities (CHF million)
Customer deposits	254	0	(39)	0	0	239	(18)	0		(41)	0		0	0		5	14	414
Obligation to return securities received as collateral	0	0	0	34	(18)	0	0	0		0	0		0	0		0	0	16
Trading liabilities	4,615	962	(778)	42	(48)	1,007	(3,106)	84		672	0		(10)	0		0	(54)	3,386
of which interest rate derivatives	578	36	(45)	0	0	105	(141)	14		21	0		0	0		0	(8)	560
of which foreign exchange derivatives	329	10	(3)	0	0	13	(392)	2		175	0		0	0		0	(4)	130
of which equity/index-related derivatives	1,347	122	(181)	0	0	326	(672)	16		192	0		0	0		0	(6)	1,144
of which credit derivatives	1,757	784	(539)	0	0	362	(1,684)	51		195	0		0	0		0	(23)	903
Short-term borrowings	72	24	(29)	0	0	498	(159)	1		14	(3)		0	0		0	(7)	411
Long-term debt	14,123	2,508	(1,596)	0	0	3,666	(5,390)	(74)		496	0		0	1		(70)	(279)	13,385
of which structured notes over two years	9,924	2,148	(1,465)	0	0	3,277	(1,482)	(86)		250	0		0	1		(70)	(230)	12,267
of which non-recourse liabilities	3,197	0	(3)	0	0	180	(3,230)	3		46	0		0	0		0	(32)	161
Other liabilities	2,491	159	(143)	145	(70)	14	(602)	(63)		(120)	(1)		41	0		0	(32)	1,819
of which failed sales	454	27	(94)	107	(18)	0	0	0		6	0		0	0		0	(10)	472
Total liabilities at fair value	21,555	3,653	(2,585)	221	(136)	5,424	(9,275)	(52)		1,021	(4)		31	1		(65)	(358)	19,431
Net assets/(liabilities) at fair value	11,466	155	(3,385)	8,590	(13,864)	(213)	2,498	(80)		(495)	4		(45)	(1)		65	91	4,786
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	9M17				9M16
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(979)	(221)	(1,200)	[1]	(575)	(41)	(616)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,194)	107	(1,087)		(239)	3	(236)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 9M17 were CHF 2,002 million, primarily from loans and trading assets. The transfers were primarily in the credit, fixed income and financing businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M17 were CHF 2,390 million, primarily in trading assets and loans. The transfers were primarily in the Strategic Resolution Unit and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q17 were CHF 764 million, primarily from loans and trading assets. The transfers were primarily in the Strategic Resolution Unit, credit, fixed income and financing businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q17 were CHF 683 million, primarily in trading assets and loans. The transfers were primarily in the Strategic Resolution Unit and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation and contingent probability.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk, correlation and price.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs) as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as CFEs, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, price, volatility, volatility skew or funding spread, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk, recovery rate or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 3Q17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	19	–	–	–	–	–
Debt	2,124
of which corporates	1,056
of which	334	Option model	Correlation, in %	(60)	98	55
of which	394	Market comparable	Price, in %	0	128	92
of which	324	Discounted cash flow	Credit spread, in bp	0	978	213
of which RMBS	393	Discounted cash flow	Discount rate, in %	0	37	14
			Prepayment rate, in %	2	30	9
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	65
of which CMBS	33	Discounted cash flow	Capitalization rate, in %	8	16	16
			Discount rate, in %	1	15	8
			Prepayment rate, in %	0	15	7
of which CDO	157	Discounted cash flow	Discount rate, in %	4	13	8
			Prepayment rate, in %	5	20	16
			Credit spread, in bp	18	292	121
			Default rate, in %	2	5	2
			Loss severity, in %	0	80	34
Equity	209
of which	13	Vendor price	Price, in actuals	0	217	12
of which	69	Market comparable	EBITDA multiple	3	8	5
			Price, in %	0	100	100
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,473
of which interest rate products	806	Option model	Correlation, in %		21	100	73
			Prepayment rate, in %		4	34	17
			Volatility skew, in %		(4)	0	(1)
of which equity/index-related products	889	Option model	Correlation, in %		(60)	98	69
			Volatility, in %		2	163	30
			Buyback probability, in %	[2]	50	100	87
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	474	Discounted cash flow	Credit spread, in bp		0	1,713	132
			Recovery rate, in %		0	70	29
			Discount rate, in %		0	40	18
			Default rate, in %		1	20	5
			Loss severity, in %		22	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	15	6
Other	3,075
of which	1,946	Market comparable	Price, in %		0	110	24
of which	840	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,881
Investment securities	54	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	268	–	–		–	–	–
Life finance instruments	1,358	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,633
Loans	4,963
of which commercial and industrial loans	2,400
of which	1,978	Discounted cash flow	Credit spread, in bp		96	1,160	383
of which	414	Market comparable	Price, in %		0	100	59
of which financial institutions	1,631
of which	1,442	Discounted cash flow	Credit spread, in bp		52	1,475	407
of which	10	Market comparable	Price, in %		0	95	95
Other intangible assets (mortgage servicing rights)	153	–	–		–	–	–
Other assets	1,899
of which loans held-for-sale	1,691
of which	1,247	Discounted cash flow	Credit spread, in bp		117	961	243
			Recovery rate, in %		12	98	76
of which	225	Market comparable	Price, in %		0	102	79
Total level 3 assets at fair value	17,602
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	1	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	Discounted cash flow	Funding spread, in bp	10	450	259
Securities received as collateral	70	–	–	–	–	–
Debt	3,977
of which corporates	1,674
of which	448	Option model	Correlation, in %	(85)	98	23
of which	817	Market comparable	Price, in %	0	117	86
of which	101	Discounted cash flow	Credit spread, in bp	3	1,004	308
of which RMBS	605
of which	445	Discounted cash flow	Discount rate, in %	0	47	8
			Prepayment rate, in %	2	30	12
			Default rate, in %	0	10	3
			Loss severity, in %	0	100	43
of which	120	Market comparable	Price, in %	21	30	26
of which CMBS	65	Discounted cash flow	Capitalization rate, in %	8	9	9
			Discount rate, in %	2	27	10
			Prepayment rate, in %	0	15	9
of which CDO	1,165
of which	195	Discounted cash flow	Discount rate, in %	7	27	15
			Prepayment rate, in %	0	30	10
			Credit spread, in bp	328	328	328
			Default rate, in %	0	5	2
			Loss severity, in %	3	100	45
of which	851	Market comparable	Price, in %	208	208	208
Equity	240	Market comparable	EBITDA multiple	3	8	6
			Price, in %	0	100	70
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,305
of which interest rate products	748	Option model	Correlation, in %		20	100	65
			Prepayment rate, in %		1	32	16
			Volatility skew, in %		(7)	1	(2)
of which equity/index-related products	914	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	180	32
			Buyback probability, in %	[2]	50	100	62
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	688	Discounted cash flow	Credit spread, in bp		0	1,635	396
			Recovery rate, in %		0	45	10
			Discount rate, in %		1	45	21
			Default rate, in %		0	33	5
			Loss severity, in %		15	100	69
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	13	5
Other	4,243
of which	3,005	Market comparable	Price, in %		0	116	39
of which	882	Discounted cash flow	Market implied life expectancy, in years		3	19	8
Trading assets	12,765
Investment securities	72	–	–		–	–	–
Private equity	8	–	–		–	–	–
Other equity investments	310	–	–		–	–	–
Life finance instruments	1,588	Discounted cash flow	Market implied life expectancy, in years		2	19	6
Other investments	1,906
Loans	6,585
of which commercial and industrial loans	3,816
of which	2,959	Discounted cash flow	Credit spread, in bp		5	5,400	544
of which	852	Market comparable	Price, in %		0	100	51
of which financial institutions	1,829
of which	1,588	Discounted cash flow	Credit spread, in bp		67	952	342
of which	149	Market comparable	Price, in %		0	550	483
Other intangible assets (mortgage servicing rights)	138	–	–		–	–	–
Other assets	1,679
of which loans held-for-sale	1,316
of which	760	Discounted cash flow	Credit spread, in bp		117	1,082	334
			Recovery rate, in %		6	100	74
of which	356	Market comparable	Price, in %		0	102	78
Total level 3 assets at fair value	23,390
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 3Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	438	–	–		–	–	–
Obligation to return securities received as collateral	19	–	–		–	–	–
Trading liabilities	2,792
of which interest rate derivatives	328	Option model	Basis spread, in bp		(13)	70	28
			Correlation, in %		21	100	61
			Prepayment rate, in %		4	34	9
of which foreign exchange derivatives	82
of which	64	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		27	34	31
of which	6	Discounted cash flow	Contingent probability, in %		90	95	92
of which equity/index-related derivatives	1,092	Option model	Correlation, in %		(60)	98	56
			Volatility, in %		2	163	26
			Buyback probability, in %	[2]	50	100	87
of which credit derivatives	686	Discounted cash flow	Credit spread, in bp		0	1,713	114
			Discount rate, in %		0	40	18
			Default rate, in %		1	20	5
			Recovery rate, in %		20	70	43
			Loss severity, in %		22	100	64
			Correlation, in %		27	86	56
			Prepayment rate, in %		0	15	6
Short-term borrowings	599	–	–		–	–	–
Long-term debt	12,917
of which structured notes over two years	12,476
of which	10,072	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	163	21
			Buyback probability, in %	[2]	50	100	87
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,752	Discounted cash flow	Credit spread, in bp		0	652	110
Other liabilities	1,415
of which failed sales	233
of which	109	Market comparable	Price, in %		0	91	55
of which	46	Discounted cash flow	Discount rate, in %		9	19	14
Total level 3 liabilities at fair value	18,180
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	410	–	–		–	–	–
Obligation to return securities received as collateral	70	–	–		–	–	–
Trading liabilities	3,737
of which interest rate derivatives	538	Option model	Basis spread, in bp		(2)	66	33
			Correlation, in %		20	100	57
			Prepayment rate, in %		1	32	9
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		237	237	237
of which foreign exchange derivatives	150
of which	65	Option model	Correlation, in %		(10)	70	49
			Prepayment rate, in %		22	32	27
of which	69	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,181	Option model	Correlation, in %		(85)	98	23
			Volatility, in %		2	180	28
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	851	Discounted cash flow	Credit spread, in bp		0	1,635	163
			Discount rate, in %		2	45	21
			Default rate, in %		0	33	5
			Recovery rate, in %		20	60	35
			Loss severity, in %		15	100	70
			Correlation, in %		43	85	63
			Prepayment rate, in %		0	13	5
Short-term borrowings	516	–	–		–	–	–
Long-term debt	13,415
of which structured notes over two years	12,434
of which	12,008	Option model	Correlation, in %		(85)	99	23
			Volatility, in %		0	180	23
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	286	Discounted cash flow	Credit spread, in bp		1	452	89
Other liabilities	1,684
of which failed sales	219
of which	163	Market comparable	Price, in %		0	100	68
of which	39	Discounted cash flow	Discount rate, in %		11	29	21
Total level 3 liabilities at fair value	19,832
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.

EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	3Q17							4Q16
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Equity funds	63		995	[1]	1,058	0		65		1,281	[2]	1,346	0
Equity funds sold short	0		(4)		(4)	0		0		(1)		(1)	0
Total funds held in trading assets and liabilities	63		991		1,054	0		65		1,280		1,345	0
Debt funds	171		65		236	0		215		77		292	0
Equity funds	2		44		46	0		2		51		53	0
Others	1		51		52	0		0		201		201	0
Hedge funds	174		160	[3]	334	0		217		329	[4]	546	0
Debt funds	1		0		1	0		5		0		5	20
Equity funds	196		0		196	54		240		0		240	42
Real estate funds	191		0		191	46		212		0		212	50
Others	34		0		34	15		117		0		117	58
Private equities	422		0		422	115		574		0		574	170
Equity method investments	74		1,234		1,308	5		347		637		984	218
Total funds held in other investments	670		1,394		2,064	120		1,138		966		2,104	388
Total fair value	733	[5]	2,385	[6]	3,118	120	[7]	1,203	[5]	2,246	[6]	3,449	388	[7]
1
56% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 30% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 11% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 3% is redeemable on an annual basis with a notice period primarily of more than 60 days.

2
58% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 42% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 7% is redeemable on demand with a notice period primarily of less than 30 days.

4
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 26% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on an annual basis with a notice period primarily of more than 45 days.

5 Includes CHF 219 million and CHF 334 million attributable to noncontrolling interests in 3Q17 and 4Q16, respectively.
6 Includes CHF 105 million and CHF 231 million attributable to noncontrolling interests in 3Q17 and 4Q16, respectively.
7 Includes CHF 69 million and CHF 88 million attributable to noncontrolling interests in 3Q17 and 4Q16, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	3Q17	4Q16
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	3Q17			4Q16
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	928	3,996	(3,068)	1,276	4,495	(3,219)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	26	25	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	97,413	97,324	89	87,331	87,208	123
Loans	15,362	15,832	(470)	19,528	20,144	(616)
Other assets [1]	7,875	10,635	(2,760)	8,369	11,296	(2,927)
Due to banks and customer deposits	(1,063)	(997)	(66)	(1,120)	(1,059)	(61)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,300)	(17,301)	1	(19,634)	(19,638)	4
Short-term borrowings	(5,821)	(5,798)	(23)	(4,061)	(4,017)	(44)
Long-term debt	(69,346)	(72,536)	3,190	(72,868)	(76,123)	3,255
Other liabilities	(618)	(2,205)	1,587	(727)	(2,331)	1,604
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	9M17		9M16
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	9	[1]	1	[1]
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,195	[1]	1,187	[1]
Other investments	143	[2]	248	[2]
of which related to credit risk	(1)		(4)
Loans	1,062	[1]	1,663	[1]
of which related to credit risk	15		12
Other assets	379	[1]	(540)	[2]
of which related to credit risk	51		(182)
Due to banks and customer deposits	(24)	[2]	(43)	[2]
of which related to credit risk	13		(16)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(24)	[1]	(103)	[1]
Short-term borrowings	(275)	[2]	333	[2]
of which related to credit risk	(17)		(2)
Long-term debt	(4,823)	[2]	(2,987)	[2]
Other liabilities	179	[3]	364	[2]
of which related to credit risk	94		236
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	3Q17	Cumulatively	3Q16		3Q17	3Q16
Financial instruments (CHF million)
Deposits	(3)	(46)	(5)		0	0
Short-term borrowings	(21)	(19)	0		4	0
Long-term debt	(526)	(2,129)	(1,081)		169	0
of which treasury debt over two years	(54)	(511)	(278)		0	0
of which structured notes over two years	(473)	(1,610)	(782)		169	0
Total	(550)	(2,194)	(1,086)		173	0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheets. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q17 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	42,629	0	42,629	0	42,629
Loans	256,692	0	260,943	2,891	263,834
Other financial assets [1]	156,410	105,690	49,918	1,116	156,724
Financial liabilities
Due to banks and deposits	367,807	203,446	164,367	0	367,813
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,846	0	15,846	0	15,846
Short-term borrowings	10,406	0	10,408	0	10,408
Long-term debt	110,948	0	113,757	485	114,242
Other financial liabilities [2]	50,362	0	50,233	130	50,363
4Q16 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	47,508	0	47,508	0	47,508
Loans	252,535	0	256,020	4,602	260,622
Other financial assets [1]	171,514	121,075	49,353	1,436	171,864
Financial liabilities
Due to banks and deposits	374,620	199,721	174,877	0	374,598
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	13,382	0	13,382	0	13,382
Short-term borrowings	11,324	0	11,327	0	11,327
Long-term debt	120,448	0	122,220	521	122,741
Other financial liabilities [2]	62,291	1,595	60,573	125	62,293
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

29 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q17	4Q16
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	117,553	122,805
of which encumbered	72,209	83,473
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q17	4Q16
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	429,171	402,690
of which sold or repledged	169,464	167,487
30 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.3 billion.
In 3Q17, the Group recorded net litigation provisions of CHF 162 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Enron-related litigation
On September 27, 2017, following a settlement, an order of final judgment was entered by the US District Court for the Southern District of Texas, presiding in the action brought by Connecticut Resources Recovery Authority, dismissing with prejudice all claims against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates.
Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On September 12, 2017, following a settlement, the US District Court for the District of Massachusetts, presiding in the two actions brought by Massachusetts Mutual Life Insurance Company, dismissed with prejudice all claims against CSS LLC and its employees related to approximately USD 107 million of RMBS at issue.
On October 30, 2017, CSS LLC reached an agreement in principle with CMFG Life Insurance Company and affiliated entities to settle the action brought against CSS LLC relating to approximately USD 62 million of RMBS.
Rates-related matters
Regulatory authorities in a number of jurisdictions, including the Swiss Competition Commission, the European Competition Commission, the South African Competition Commission, the Brazilian Competition Authority and the New York Department of Financial Services, have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets. On March 31, 2014, the Swiss Competition Commission announced a formal investigation of numerous Swiss and international financial institutions, including the Group, in relation to the setting of exchange rates in foreign exchange trading. The Group is cooperating fully with these investigations.
On September 29, 2017, the US District Court for the Southern District of New York (SDNY) in the multi-district litigation concerning US Dollar LIBOR dismissed without prejudice Credit Suisse AG from the remaining non-stayed putative class action on the ground that there were no remaining class representatives with claims against any Credit Suisse entity.
On September 25, 2017, the SDNY granted defendants’ motion to dismiss all claims against Credit Suisse Group AG and other defendants in the putative class action relating to Swiss franc LIBOR. The SDNY has granted plaintiffs leave to file an amended complaint by November 6, 2017.
On August 18, 2017, the SDNY dismissed all claims against Credit Suisse Group AG and affiliates in the putative class action lawsuit relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate. On September 18, 2017, the plaintiffs filed an amended complaint. On October 18, 2017, defendants filed motions to dismiss the amended complaint.
On August 11, 2017, defendants filed motions to dismiss the consolidated putative class action complaint in the SDNY alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments.
On August 23, 2017, the SDNY appointed lead counsel in the consolidated putative class actions relating to the US treasury markets. On August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action.
On July 28, 2017, the SDNY granted in part and denied in part defendants’ motion to dismiss plaintiffs’ consolidated putative civil class action complaint and plaintiffs’ consolidated individual complaint, relating to interest rate swaps.
On October 6, 2017, in response to defendants’ motions to dismiss the putative class action in the SDNY relating to supranational, sub-sovereign, and agency bonds, plaintiffs filed a motion for leave to file a consolidated amended class action complaint.

On August 17, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil putative class action lawsuit filed in the SDNY, alleging that defendants conspired to keep stock loan trading fixed in an over-the-counter market and collectively boycotted certain trading platforms which sought to enter the market.
CDS-related matters
On September 11, 2017, defendants filed motions to dismiss the civil action in the SDNY filed by Tera Group, Inc. and related entities alleging violations of antitrust law by credit default swap dealers.
ATA litigation
On September 11, 2017, Credit Suisse AG and other defendants served motions to dismiss the plaintiffs' amended complaint in the case filed against a number of banks alleging claims under the United States Anti-Terrorism Act (ATA) that was transferred to the US District Court for the Eastern District of New York (EDNY) by order dated April 12, 2017. On October 3, 2017, the plaintiffs filed a stipulation of voluntary dismissal and withdrew their complaint. The separate lawsuit that was filed on November 10, 2014 in the EDNY against a number of banks, including Credit Suisse AG, alleging claims under the ATA, remains pending.
Customer account matters
In connection with claims that a former relationship manager in Switzerland had exceeded his investment authority, civil liability lawsuits were initiated on August 25, 2017 in the High Court of Singapore, the High Court of New Zealand and the Supreme Court of Bermuda against Credit Suisse AG and certain affiliates, based on the findings established in the criminal proceedings against the former relationship manager.
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters, including the New York State Department of Financial Services (DFS). As part of the settlement, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the DFS (a separate position from the independent consultant agreed to in the settlement with the SEC) and provides ongoing reports to various agencies. Credit Suisse AG is paying for the cost of the monitor. Credit Suisse AG is presently in discussions with the DFS regarding a potential limited extension of the monitor’s term.
31 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing intermediate holding companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc.
In order to align the corporate structure of Credit Suisse (Schweiz) AG with that of the Swiss Universal Bank division, during 1Q17, the equity stakes in Neue Aargauer Bank AG, BANK-now AG and Swisscard AECS GmbH held by the Group were transferred to Credit Suisse (Schweiz) AG, a wholly owned subsidiary of the Bank.
Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 3Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,391	2,884		4,275	144		(146)	4,273
Interest expense	(1,197)	(1,422)		(2,619)	(157)		125	(2,651)
Net interest income	194	1,462		1,656	(13)		(21)	1,622
Commissions and fees	828	1,895		2,723	7		32	2,762
Trading revenues	(42)	360		318	(12)		14	320
Other revenues	215	62		277	262	[2]	(271)	268
Net revenues	1,195	3,779		4,974	244		(246)	4,972
Provision for credit losses	0	32		32	0		0	32
Compensation and benefits	715	1,551		2,266	19		166	2,451
General and administrative expenses	553	1,431		1,984	(23)		(331)	1,630
Commission expenses	59	288		347	0		0	347
Restructuring expenses	44	53		97	0		15	112
Total other operating expenses	656	1,772		2,428	(23)		(316)	2,089
Total operating expenses	1,371	3,323		4,694	(4)		(150)	4,540
Income/(loss) before taxes	(176)	424		248	248		(96)	400
Income tax expense/(benefit)	(74)	206		132	4		17	153
Net income/(loss)	(102)	218		116	244		(113)	247
Net income/(loss) attributable to noncontrolling interests	2	3		5	0		(2)	3
Net income/(loss) attributable to shareholders	(104)	215		111	244		(111)	244
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(102)	218		116	244	(113)	247
Gains/(losses) on cash flow hedges	0	(7)		(7)	2	0	(5)
Foreign currency translation	163	186		349	1	3	353
Actuarial gains/(losses)	(5)	9		4	0	64	68
Net prior service credit/(cost)	0	0		0	0	(27)	(27)
Gains/(losses) on liabilities related to credit risk	(7)	(322)		(329)	(15)	(8)	(352)
Other comprehensive income/(loss), net of tax	151	(134)		17	(12)	32	37
Comprehensive income/(loss)	49	84		133	232	(81)	284
Comprehensive income/(loss) attributable to noncontrolling interests	3	9		12	0	(8)	4
Comprehensive income/(loss) attributable to shareholders	46	75		121	232	(73)	280
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,331	2,891		4,222	70		(70)	4,222
Interest expense	(922)	(1,362)		(2,284)	(84)		76	(2,292)
Net interest income	409	1,529		1,938	(14)		6	1,930
Commissions and fees	863	1,770		2,633	7		40	2,680
Trading revenues	(36)	395		359	(40)		(87)	232
Other revenues	181	419		600	82	[2]	(128)	554
Net revenues	1,417	4,113		5,530	35		(169)	5,396
Provision for credit losses	0	55		55	0		0	55
Compensation and benefits	813	1,906		2,719	20		(65)	2,674
General and administrative expenses	716	1,300		2,016	(26)		(12)	1,978
Commission expenses	60	262		322	0		0	322
Restructuring expenses	52	87		139	0		6	145
Total other operating expenses	828	1,649		2,477	(26)		(6)	2,445
Total operating expenses	1,641	3,555		5,196	(6)		(71)	5,119
Income/(loss) before taxes	(224)	503		279	41		(98)	222
Income tax expense/(benefit)	15	197		212	0		(27)	185
Net income/(loss)	(239)	306		67	41		(71)	37
Net income/(loss) attributable to noncontrolling interests	36	(41)		(5)	0		1	(4)
Net income/(loss) attributable to shareholders	(275)	347		72	41		(72)	41
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 3Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(239)	306		67	41	(71)	37
Gains/(losses) on cash flow hedges	0	(36)		(36)	4	0	(32)
Foreign currency translation	(88)	(135)		(223)	0	2	(221)
Unrealized gains/(losses) on securities	0	(1)		(1)	0	0	(1)
Actuarial gains/(losses)	23	2		25	0	70	95
Net prior service credit/(cost)	0	0		0	0	(24)	(24)
Gains/(losses) on liabilities related to credit risk	(66)	(803)		(869)	56	(39)	(852)
Other comprehensive income/(loss), net of tax	(131)	(973)		(1,104)	60	9	(1,035)
Comprehensive income/(loss)	(370)	(667)		(1,037)	101	(62)	(998)
Comprehensive income/(loss) attributable to noncontrolling interests	34	(52)		(18)	0	5	(13)
Comprehensive income/(loss) attributable to shareholders	(404)	(615)		(1,019)	101	(67)	(985)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,002	8,918		12,920	409		(412)	12,917
Interest expense	(3,269)	(4,555)		(7,824)	(448)		347	(7,925)
Net interest income	733	4,363		5,096	(39)		(65)	4,992
Commissions and fees	2,729	5,868		8,597	21		95	8,713
Trading revenues	60	1,032		1,092	(16)		55	1,131
Other revenues	658	271		929	1,179	[2]	(1,233)	875
Net revenues	4,180	11,534		15,714	1,145		(1,148)	15,711
Provision for credit losses	4	163		167	0		0	167
Compensation and benefits	2,302	5,252		7,554	54		43	7,651
General and administrative expenses	1,447	3,829		5,276	(57)		(361)	4,858
Commission expenses	188	877		1,065	0		0	1,065
Restructuring expenses	110	142		252	0		66	318
Total other operating expenses	1,745	4,848		6,593	(57)		(295)	6,241
Total operating expenses	4,047	10,100		14,147	(3)		(252)	13,892
Income/(loss) before taxes	129	1,271		1,400	1,148		(896)	1,652
Income tax expense/(benefit)	35	483		518	5		(16)	507
Net income/(loss)	94	788		882	1,143		(880)	1,145
Net income/(loss) attributable to noncontrolling interests	(7)	10		3	0		(1)	2
Net income/(loss) attributable to shareholders	101	778		879	1,143		(879)	1,143
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	94	788		882	1,143	(880)	1,145
Gains/(losses) on cash flow hedges	0	(5)		(5)	6	0	1
Foreign currency translation	(911)	(316)		(1,227)	0	(21)	(1,248)
Unrealized gains/(losses) on securities	0	(7)		(7)	0	0	(7)
Actuarial gains/(losses)	3	26		29	0	224	253
Net prior service credit/(cost)	0	0		0	0	(94)	(94)
Gains/(losses) on liabilities related to credit risk	(29)	(1,225)		(1,254)	(165)	(76)	(1,495)
Other comprehensive income/(loss), net of tax	(937)	(1,527)		(2,464)	(159)	33	(2,590)
Comprehensive income/(loss)	(843)	(739)		(1,582)	984	(847)	(1,445)
Comprehensive income/(loss) attributable to noncontrolling interests	4	(45)		(41)	0	34	(7)
Comprehensive income/(loss) attributable to shareholders	(847)	(694)		(1,541)	984	(881)	(1,438)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,427	9,138		13,565	210		(211)	13,564
Interest expense	(2,932)	(4,669)		(7,601)	(251)		228	(7,624)
Net interest income	1,495	4,469		5,964	(41)		17	5,940
Commissions and fees	2,538	5,487		8,025	20		106	8,151
Trading revenues	(969)	1,016		47	32		(24)	55
Other revenues	608	503		1,111	(126)	[2]	11	996
Net revenues	3,672	11,475		15,147	(115)		110	15,142
Provision for credit losses	(7)	184		177	0		0	177
Compensation and benefits	2,407	5,631		8,038	38		(186)	7,890
General and administrative expenses	1,664	4,035		5,699	(64)		(49)	5,586
Commission expenses	181	880		1,061	1		(1)	1,061
Restructuring expenses	194	264		458	0		33	491
Total other operating expenses	2,039	5,179		7,218	(63)		(17)	7,138
Total operating expenses	4,446	10,810		15,256	(25)		(203)	15,028
Income/(loss) before taxes	(767)	481		(286)	(90)		313	(63)
Income tax expense/(benefit)	(231)	172		(59)	1		85	27
Net income/(loss)	(536)	309		(227)	(91)		228	(90)
Net income/(loss) attributable to noncontrolling interests	108	(111)		(3)	0		4	1
Net income/(loss) attributable to shareholders	(644)	420		(224)	(91)		224	(91)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(536)	309		(227)	(91)	228	(90)
Gains/(losses) on cash flow hedges	0	32		32	2	0	34
Foreign currency translation	(400)	(326)		(726)	6	(11)	(731)
Unrealized gains/(losses) on securities	0	6		6	0	0	6
Actuarial gains/(losses)	36	9		45	0	237	282
Net prior service credit/(cost)	0	0		0	0	(77)	(77)
Gains/(losses) on liabilities related to credit risk	(11)	184		173	134	38	345
Other comprehensive income/(loss), net of tax	(375)	(95)		(470)	142	187	(141)
Comprehensive income/(loss)	(911)	214		(697)	51	415	(231)
Comprehensive income/(loss) attributable to noncontrolling interests	106	(136)		(30)	0	18	(12)
Comprehensive income/(loss) attributable to shareholders	(1,017)	350		(667)	51	397	(219)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,815	102,726		105,541	343	(105)	105,779
Interest-bearing deposits with banks	32	643		675	489	(480)	684
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,338	60,703		140,041	0	0	140,041
Securities received as collateral	34,106	1,795		35,901	0	0	35,901
Trading assets	44,467	98,198		142,665	0	(286)	142,379
Investment securities	740	1,961		2,701	13,910	(13,907)	2,704
Other investments	927	5,178		6,105	47,306	(47,238)	6,173
Net loans	15,681	264,211		279,892	0	(4,039)	275,853
Premises and equipment	957	3,396		4,353	0	238	4,591
Goodwill	715	3,297		4,012	0	703	4,715
Other intangible assets	191	28		219	0	0	219
Brokerage receivables	18,017	17,508		35,525	0	0	35,525
Other assets	12,789	20,727		33,516	406	204	34,126
Total assets	210,775	580,371		791,146	62,454	(64,910)	788,690
Liabilities and equity (CHF million)
Due to banks	95	17,398		17,493	588	(584)	17,497
Customer deposits	1	355,379		355,380	0	(994)	354,386
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	47,982	(14,836)		33,146	0	0	33,146
Obligation to return securities received as collateral	34,106	1,795		35,901	0	0	35,901
Trading liabilities	11,421	32,549		43,970	0	(50)	43,920
Short-term borrowings	13,529	3,182		16,711	0	(484)	16,227
Long-term debt	52,865	126,519		179,384	17,633	(16,723)	180,294
Brokerage payables	23,793	8,623		32,416	0	0	32,416
Other liabilities	11,172	19,817		30,989	375	(542)	30,822
Total liabilities	194,964	550,426		745,390	18,596	(19,377)	744,609
Total shareholders' equity	15,673	29,250		44,923	43,858	(44,923)	43,858
Noncontrolling interests	138	695		833	0	(610)	223
Total equity	15,811	29,945		45,756	43,858	(45,533)	44,081

Total liabilities and equity	210,775	580,371		791,146	62,454	(64,910)	788,690
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,491	118,575		121,066	938	(843)	121,161
Interest-bearing deposits with banks	3,520	(2,753)		767	5	0	772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,363	52,476		134,839	0	0	134,839
Securities received as collateral	30,914	1,650		32,564	0	0	32,564
Trading assets	48,914	116,478		165,392	0	(242)	165,150
Investment securities	511	1,975		2,486	4,173	(4,170)	2,489
Other investments	1,146	5,571		6,717	44,753	(44,693)	6,777
Net loans	12,809	266,151		278,960	126	(3,110)	275,976
Premises and equipment	990	3,676		4,666	0	45	4,711
Goodwill	756	3,433		4,189	0	724	4,913
Other intangible assets	179	34		213	0	0	213
Brokerage receivables	17,461	15,970		33,431	0	0	33,431
Other assets	13,119	23,656		36,775	244	(154)	36,865
Total assets	215,173	606,892		822,065	50,239	(52,443)	819,861
Liabilities and equity (CHF million)
Due to banks	77	22,723		22,800	2,943	(2,943)	22,800
Customer deposits	8	357,216		357,224	0	(1,391)	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	54,900	(21,884)		33,016	0	0	33,016
Obligation to return securities received as collateral	30,914	1,650		32,564	0	0	32,564
Trading liabilities	10,125	34,827		44,952	0	(22)	44,930
Short-term borrowings	17,110	(1,725)		15,385	0	0	15,385
Long-term debt	41,481	151,014		192,495	5,078	(4,258)	193,315
Brokerage payables	28,706	11,146		39,852	0	0	39,852
Other liabilities	14,992	24,927		39,919	321	(385)	39,855
Total liabilities	198,313	579,894		778,207	8,342	(8,999)	777,550
Total shareholders' equity	17,006	25,783		42,789	41,897	(42,789)	41,897
Noncontrolling interests	(146)	1,215		1,069	0	(655)	414
Total equity	16,860	26,998		43,858	41,897	(43,444)	42,311

Total liabilities and equity	215,173	606,892		822,065	50,239	(52,443)	819,861
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CMS	Constant maturity swap
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DFS	New York State Department of Financial Services
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EDNY	US District Court for the Eastern District of New York
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G7	Group of seven leading industry nations
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	9M17	2016		2015		2014
Share price (common shares, CHF)
Average	14.72	13.71		23.85		26.52
Minimum	13.04	9.92		18.22		23.77
Maximum	16.12	21.31		27.89		30.08
End of period	15.33	14.61		21.69		25.08
Share price (American Depositary Shares, USD)
Average	14.96	13.88		25.43		28.98
Minimum	13.37	10.21		20.48		24.84
Maximum	15.99	21.36		29.69		33.19
End of period	15.80	14.31		21.69		25.08
Market capitalization
Market capitalization (CHF million)	39,184	30,533		42,456		40,308
Market capitalization (USD million)	40,385	29,906		42,456		40,308
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of November 1, 2017	Short-term debt	Long-term debt	Outlook
Credit Suisse Group
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Stable
Rating and Investment Information	–	A	Negative
Credit Suisse (the Bank)
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Stable
Fitch Ratings	F1	A	Stable

Financial calendar and contacts
Financial calendar
Investor day 2017	Thursday, November 30, 2017
Fourth quarter results 2017	Wednesday, February 14, 2018

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	www.credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	3Q17	2Q17	4Q16	3Q16	3Q17	2Q17	3Q16	9M17	9M16
1 USD / CHF	0.97	0.96	1.02	0.97	0.96	0.98	0.97	0.98	0.98
1 EUR / CHF	1.14	1.09	1.07	1.09	1.13	1.08	1.09	1.09	1.09
1 GBP / CHF	1.30	1.24	1.26	1.26	1.26	1.26	1.28	1.26	1.37
100 JPY / CHF	0.86	0.85	0.87	0.96	0.87	0.88	0.95	0.88	0.90

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

Credit Suisse Annual Reporting Suite

Our 2016 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520144 English / 229006E